      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1999



                                                      REGISTRATION NO. 333-78415

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           NU SKIN ENTERPRISES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           87-0565309
    (STATE OR JURISDICTION OF INCORPORATION OR            (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                   ORGANIZATION)
               75 WEST CENTER STREET                             STEVEN J. LUND, PRESIDENT
                 PROVO, UTAH 84601                               NU SKIN ENTERPRISES, INC.
                  (801) 345-6100                                   75 WEST CENTER STREET
                                                                     PROVO, UTAH 84601
                                                                      (801) 345-6100
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,     (NAME, AND ADDRESS, INCLUDING ZIP CODE, AND
                  INCLUDING AREA                                     TELEPHONE NUMBER,
CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)      INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

      NOLAN S. TAYLOR, ESQ.              M. TRUMAN HUNT, ESQ.              KEVIN P. KENNEDY, ESQ.
 LEBOEUF, LAMB, GREENE & MACRAE,       NU SKIN ENTERPRISES, INC.             SHEARMAN & STERLING
             L.L.P.                      75 WEST CENTER STREET               1550 EL CAMINO REAL
      1000 KEARNS BUILDING                 PROVO, UTAH 84601            MENLO PARK, CALIFORNIA 94025
      136 SOUTH MAIN STREET                 (801) 345-6100                     (650) 330-2200
 SALT LAKE CITY, UTAH 84101-1685
         (801) 320-6700

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     In this Amendment No. 2 to the Registration Statement Nu Skin Enterprises has removed all references to the co-managers and members of the underwriting syndicate. The prospectus included in this Registration Statement will not be used in connection with the offer or sale of Nu Skin Enterprise's Class A common stock until Nu Skin amends the Registration Statement to include current financial statements and other information required for the prospectus to be in compliance with Section 10 of the Securities Act of 1933.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED AUGUST 13, 1999


PROSPECTUS

                               10,000,000 SHARES

                           [NUSKIN ENTERPRISES LOGO]


                              CLASS A COMMON STOCK

                            ------------------------


     All of the shares of Class A common stock are being sold by stockholders of Nu Skin Enterprises. The U.S. underwriters are offering 9,000,000 shares in the United States and Canada and the Japanese manager is offering 1,000,000 shares in Japan.



     The Class A common stock trades on the New York Stock Exchange under the symbol "NUS." On May 28, 1999, the last sale price of the Class A common stock as reported on the New York Stock Exchange was $18 per share.


     INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.
                            ------------------------

                                                             PER SHARE            TOTAL
                                                             ---------            -----
Public Offering Price......................................      $                  $
Underwriting Discount......................................      $                  $
Proceeds, before expenses, to selling stockholders.........      $                  $

     The U.S. underwriters may also purchase up to an additional 1,500,000 shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of Class A common stock will be ready for delivery in New York,
New York on or about        , 1999.

                            ------------------------


                            ------------------------

           The date of this prospectus is                     , 1999.

                              [INSIDE FRONT COVER]


[STATEMENT ON THE TOP OF THE PAGE CONTAINING THE FOLLOWING TEXT: "OUR MISSION IS TO ACT AS A FORCE FOR GOOD THROUGHOUT THE WORLD. WE ACHIEVE THIS GOAL BY SELLING EXCEPTIONAL PRODUCTS, PROVIDING REWARDING DIRECT SELLING OPPORTUNITIES AND SUPPORTING DISTRIBUTORS, STOCKHOLDERS, CONSUMERS AND EMPLOYEES IN WAYS THAT IMPROVE THEIR QUALITY OF LIFE."



MOVING ACROSS THE MIDDLE OF THE PAGE, THE PHARMANEX LOGO ABOVE A PICTURE OF LABORATORY EQUIPMENT AND PACKAGES OF PHARMANEX PRODUCTS; THE BIG PLANET LOGO BELOW A PICTURE OF A PERSONAL COMPUTER MONITOR AND KEYBOARD; AND THE NU SKIN LOGO ABOVE A PICTURE OF VARIOUS NU SKIN PERSONAL CARE PRODUCTS.



THE FOLLOWING WORDS AND/OR PHRASES ARE PRESENTED RANDOMLY ACROSS THE BOTTOM THIRD OF THE PAGE: "OPPORTUNITY," "TECHNOLOGY," "BEAUTY," "ALL OF THE GOOD, NONE OF THE BAD," "HEALTH" AND "NATURE."]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Forward-Looking Statements..................................    3
Prospectus Summary..........................................    4
Risk Factors................................................    9
Use of Proceeds.............................................   21
Price Range of Class A Common Stock.........................   21
Dividend Policy.............................................   21
Capitalization..............................................   22
Selected Consolidated Financial Data........................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   39
Management..................................................   69
Principal and Selling Stockholders..........................   72
Description of Capital Stock................................   80
Certain United States Federal Tax Considerations for
  Non-United States Holders.................................   84
Underwriting................................................   87
Where You Can Find More Information About Nu Skin
  Enterprises...............................................   90
Incorporation of Information We File with The SEC...........   91
Legal Matters...............................................   91
Experts.....................................................   92
Index to Consolidated Financial Statements..................  F-1


                           -------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements are subject to risks and uncertainties about our business, which are more fully described in "Risk Factors" beginning on page
9. This prospectus contains forward-looking statements concerning the planned acquisition of our affiliate Big Planet, Inc. This proposed acquisition is subject to the satisfaction of certain conditions including the satisfactory completion of our due diligence investigation and the receipt of regulatory and third-party approvals. The proposed acquisition may never be consummated.

                           -------------------------

The names "Nu Skin," "Pharmanex," "Interior Design Nutritionals," "IDN" and
"6S Quality Process" are trademarks of Nu Skin Enterprises or its affiliates. "Big Planet" and "InterNetworking" are trademarks of Big Planet. The product names in all capital letters used in this prospectus are product names and also, in certain cases, trademarks of Nu Skin Enterprises or its affiliates. All other trademarks and trade names used in this prospectus are the property of their respective owners.

                           -------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the consolidated financial statements and related notes included elsewhere in this prospectus, before buying our stock. The terms "Nu Skin Enterprises," "our company" and "we" as used in this prospectus refer to "Nu Skin Enterprises, Inc." and its subsidiaries as a combined entity, except where it is made clear that such terms mean only the parent company. Unless we indicate otherwise, the information contained in this prospectus assumes no exercise of the underwriters' option to purchase additional shares from the selling stockholders.

                           NU SKIN ENTERPRISES, INC.

     Nu Skin Enterprises is a leading, global direct selling company that develops and distributes premium-quality, innovative personal care products and nutritional supplements. Recently, we entered into an agreement to acquire our affiliate, Big Planet, Inc., an Internet service provider that also offers Internet devices, Web site development and hosting, online shopping and telecommunications products and services. We are one of the largest direct selling companies in the world with 1998 revenue of $913.5 million and a global network of over 500,000 active distributors. We currently operate in 27 countries throughout Asia, North and South America and Europe.

     We believe our premium-quality products and services are well suited for our network marketing distribution channel. Distributors market and sell our products through educating consumers about the benefits and distinguishing characteristics of our products and providing personalized customer support.

     We believe we have been one of the fastest growing global network marketing companies over the last five years. Our revenue grew at a compounded annual growth rate of 28.9% from $330.7 million in 1994 to $913.5 million in 1998. Largely because of the depreciation of Asian currencies against the U.S. dollar and the Asian economic recession, revenue in 1998 declined by 4.2% from 1997. Our number of active distributors has expanded from 182,000 at the end of 1994 to over 500,000 today.

RECENT STRATEGIC DEVELOPMENTS

     We have undertaken a number of strategic initiatives since the beginning of 1998, which are designed to broaden our business both geographically and across product lines, simplify our management and corporate structure, diversify our revenue base and enhance our growth prospects. These initiatives include:

     - Acquiring all of our previously private affiliates, including Nu Skin operations in North America, the right to enter all unopened markets and all Nu Skin distribution, product and intellectual property rights throughout the world.

     - Acquiring Pharmanex, Inc., a premier developer of nutritional supplements. This acquisition enhanced our ability to develop innovative nutritional supplements and to apply high scientific standards to substantiate product safety and efficacy.

     - Entering into an agreement to acquire Big Planet, a network marketer of technology products and services. The acquisition of Big Planet should enable us to attract a broader base of distributors and to offer our global distributor force an opportunity to participate in the dynamic business trends created by the Internet. We anticipate completing this acquisition by June 30, 1999.

     - Expanding our operations into five additional countries, including Brazil, one of the world's largest direct selling markets.

OPERATING STRENGTHS

     - Established Global Network of Over 500,000 Distributors. We believe our highly supported global distributor network enables us to quickly penetrate markets with new and existing products and positions us to effectively launch new product divisions in the future.

     - Distinct Branded Product Divisions. We offer distinct, branded products and business opportunities through our separate divisions, Nu Skin Personal Care and Pharmanex. Upon the completion of the acquisition of Big Planet, we will have three divisions, each led by a dedicated management team with extensive product and industry expertise.

     - Innovative, Premium-Quality Product Offerings. We believe we have developed an extensive portfolio of innovative, premium-quality products that appeal to broad markets and lead to repeat purchases. We believe that our expertise and research and product development relationships should enable us to continue developing and introducing new, innovative products.

     - Seamless Global Distributor Compensation Plan. We believe our compensation plan is among the most financially rewarding plans offered to distributors by network marketing companies. We believe we are the first major network marketing company to allow distributors to be fully compensated for global sales of downline-sponsored distributors across separately branded product divisions.

GROWTH STRATEGY


     - Introduce Pharmanex and Big Planet in Existing Markets. We intend to leverage our global distributor network to launch Pharmanex and Big Planet in countries in which we currently operate. We successfully launched Pharmanex in the United States in February 1999 and plan to launch Pharmanex throughout our current Asian markets in 1999 and early 2000 and Big Planet in Japan during the next 18 months.


     - Develop New Products. We intend to continue to develop new, innovative products and services in order to enhance the appeal of each of our product offerings and business opportunities.

     - Generate Increased Brand Awareness and Customer Loyalty. We intend to increase brand awareness and customer loyalty by increasing our promotional and public relations efforts. We plan to continue to conduct and promote clinical research and capitalize on collaborative research and development arrangements with major universities and research centers.

     - Increase Product Penetration in Existing Markets. We intend to further penetrate our existing markets, particularly those in Europe and South America, by introducing many of our existing products not yet available in those markets.

     - Leverage Internet Communications. With the completion of the Big Planet acquisition, we intend to leverage Big Planet's existing Internet infrastructure to further develop our e-commerce capabilities and strengthen our communications link to distributors and customers. We believe that this will enable us to better attract and retain distributors and customers. In addition, we believe that the Internet provides us with a valuable tool for online ordering, product education and business development.

HOW TO REACH US

     Our principal executive offices are located at 75 West Center Street, Provo, Utah 84601. Our telephone number at that address is (801) 345-6100. Nu Skin Enterprises is incorporated in Delaware.

                                  THE OFFERING

Class A common stock
offered by the selling
  stockholders:

  U.S. Offering............   9,000,000 shares
  Japanese Offering........   1,000,000 shares
       Total...............  10,000,000 shares of Class A common stock


Shares Outstanding Before
and After the
  Offering(1)..............  34,765,751 shares of Class A common stock
                             53,008,600 shares of Class B common stock


Use of Proceeds............  Nu Skin Enterprises will not receive any proceeds from this offering.

Risk Factors...............  See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the Class A common stock.

Voting Rights..............  The shares of Class A common stock and Class B common stock are identical in all respects, except:

                             - Holders of Class A common stock have one vote per
                               share while holders of Class B common stock have ten votes per share, and

                             - Class B common stock may be converted into Class
                               A common stock at any time on a one-for-one basis.

                             Following this offering, beneficial owners of our Class B common stock will have more than 90% of the combined voting power of our common stock. See "Description of Capital Stock" for more information about our Class A and Class B common stock.

New York Stock Exchange
  Symbol...................  "NUS"

-------------------------

(1) Shares outstanding before and after this offering are based on the number of shares of Class A common stock and Class B common stock actually outstanding as of May 15, 1999, giving effect to the anticipated conversion of 1,598,305 shares of Class B common stock into Class A common stock, and exclude:



        - 67,044 shares of Class A common stock issuable pursuant to contingent stock awards and 3,348,315 shares issuable upon the exercise of stock options outstanding as of May 15, 1999 at a weighted average exercise price of $11.75 per share, and



        - 5,955,993 shares of Class A common stock available for future grant or issuance under our various stock incentive plans.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following tables set forth our summary consolidated and other financial information. The consolidated financial statements for the periods prior to December 31, 1998 have been combined and restated for the acquisition of Nu Skin International, Inc. and affiliates operating in Europe, Australia and New Zealand.


                                                                                           THREE MONTHS
                                               YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                 ----------------------------------------------------   -------------------
                                   1994       1995       1996       1997       1998       1998       1999
                                 --------   --------   --------   --------   --------   --------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenue........................  $330,680   $435,855   $761,638   $953,422   $913,494   $227,863   $233,751
Cost of sales..................    76,012    101,474    171,187    191,218    188,457     45,689     41,017
Cost of sales -- amortization
  of inventory step-up.........        --         --         --         --     21,600         --         --
                                 --------   --------   --------   --------   --------   --------   --------
Gross profit...................   254,668    334,381    590,451    762,204    703,437    182,174    192,734
                                 --------   --------   --------   --------   --------   --------   --------
Operating expenses:
  Distributor incentives.......   104,994    139,495    282,588    362,195    331,448     83,127     87,649
  Selling, general and
    administrative.............    86,931    115,950    168,706    201,880    202,150     48,071     58,005
  Distributor stock expense....        --         --      1,990     17,909         --         --         --
  In-process research and
    development................        --         --         --         --     13,600         --         --
                                 --------   --------   --------   --------   --------   --------   --------
Total operating expenses.......   191,925    255,445    453,284    581,984    547,198    131,198    145,654
                                 --------   --------   --------   --------   --------   --------   --------
Operating income...............  $ 62,743   $ 78,936   $137,167   $180,220   $156,239   $ 50,976   $ 47,080
                                 ========   ========   ========   ========   ========   ========   ========
Net income(1)..................  $ 44,717   $ 49,947   $ 84,712   $118,493   $103,917   $ 33,675   $ 30,835
                                 ========   ========   ========   ========   ========   ========   ========
Net income per share:
  Basic........................  $   0.57   $   0.63   $   1.07   $   1.42   $   1.22   $   0.41   $   0.35
  Diluted......................  $   0.54   $   0.61   $   1.02   $   1.36   $   1.19   $   0.39   $   0.35
Weighted average common shares
  outstanding:
  Basic........................    78,660     78,660     79,194     83,331     84,894     82,004     87,706
  Diluted......................    82,459     82,459     83,001     87,312     87,018     86,316     89,175



                                                        AS OF DECEMBER 31,
                                       ----------------------------------------------------    AS OF MARCH 31,
                                         1994       1995       1996       1997       1998           1999
                                       --------   --------   --------   --------   --------    ---------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............  $ 63,550   $ 84,000   $214,823   $174,300   $188,827       $160,016
Working capital......................    65,446     56,801    143,308    123,220    164,597        120,174
Total assets.........................   119,908    182,154    380,482    405,004    606,433        575,750
Total debt...........................        --         --     71,487    136,200    153,279        136,037
Stockholders' equity.................    63,849     68,363    113,495     94,892    254,642        267,421

                                                  AS OF DECEMBER 31,                      AS OF MARCH 31,
                                 ----------------------------------------------------   -------------------
                                   1994       1995       1996       1997       1998       1998       1999
                                 --------   --------   --------   --------   --------   --------   --------
OTHER OPERATING DATA(2):
Number of active
  distributors.................   182,000    260,000    397,000    448,000    470,000    460,000    509,000
Number of executive
  distributors.................     6,391      8,173     21,479     22,689     22,781     23,371     23,849


---------------

(1) Net income:

        - For 1996 includes a one-time charge of $2.0 million and for 1997 includes a one-time charge of $17.9 million, both related to the non-cash and nonrecurring expenses associated with stock option grants made to our distributors in connection with our initial public offering,

        - For 1998 includes a nonrecurring charge of $21.6 million due to the step-up of inventory as a result of our acquisition of Nu Skin International and a nonrecurring charge of $13.6 million due to the write-off of in-process research and development as a result of our acquisition of Pharmanex, and


        - For 1994, 1995, 1996 and 1997 and the first quarter of 1998 reflects Nu Skin International and its private affiliates, which we acquired in March 1998, being taxed as S Corporations during these periods.



     Assuming Nu Skin International and its private affiliates were taxed as C Corporations and excluding these one-time and nonrecurring charges, net income would have been $85.8 million in 1996, $119.1 million in 1997 and $123.3 million in 1998. There were no significant nonrecurring expenses in 1994, 1995 or for the three-month periods ended March 31, 1998 and 1999.



(2) Active distributors are those distributors who were resident in the countries in which we operated and purchased products during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required personal and group sales volumes. The increase in the number of active and executive distributors from December 31, 1998 to March 31, 1999 is primarily due to the inclusion of distributors formerly licensed to our affiliate Nu Skin USA, Inc.

                                  RISK FACTORS

     You should carefully consider the following risk factors as well as the other information included and incorporated by reference in this prospectus before deciding to invest in shares of the Class A common stock.

     The following are risks that we currently face in our business. Later in this section we discuss risks that we may face upon completing the planned Big Planet acquisition.

ADVERSE ECONOMIC AND POLITICAL CONDITIONS IN SOME OF OUR ASIAN MARKETS, PARTICULARLY JAPAN, COULD HARM OUR BUSINESS.

     Economic and political conditions in our Asian markets have deteriorated in recent years and may not improve or may worsen. In 1998, our revenue declined by 4.2% from 1997 in part because of economic conditions in these markets. Continued or worsening economic and political conditions in Asia could further reduce our revenue. We are particularly susceptible to the adverse effects of economic and political conditions in Japan, which accounted for approximately 70% of our 1998 revenue. Many countries in Asia have experienced and may continue to experience:

     - Declining stock and currency markets,

     - Mounting bad bank debt,

     - Bankruptcies involving large businesses,

     - High unemployment,

     - Excess manufacturing capacity,

     - Declining demand for foreign goods, and

     - Political unrest.

Any one or more of these events could harm our business.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD LOWER OUR REPORTED REVENUE AND NET INCOME.

     We recognize most of our revenue in non-United States markets using local currencies. We purchase inventory primarily in the United States and in U.S. dollars. In preparing our financial statements, we translate our revenue and expenses in these countries from their local currencies into U.S. dollars using weighted average exchange rates. If the U.S. dollar strengthens relative to local currencies, our revenue and net income will likely diminish. For example, the weakening of the Japanese yen relative to the U.S. dollar negatively affects our revenue and net income because approximately 70% of our revenue is derived from the Japanese market. The 4.2% decrease in our 1998 revenue from 1997 resulted largely from decreases in the value of the Japanese yen relative to the U.S. dollar.

     Given the uncertainty of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon our future business, product pricing, results of operations or financial condition. However, because nearly all of our revenue is realized in local currencies and the majority of our cost of sales is denominated in U.S. dollars, our gross profits will be positively affected by a weakening in the U.S. dollar and will be negatively affected by a strengthening of the U.S. dollar. Although we attempt to reduce our exposure to exchange rate fluctuations by using foreign currency exchange contracts, we cannot be certain these contracts or any other hedging activity will effectively reduce our exchange rate exposure.

IF THE NUMBER OR PRODUCTIVITY OF OUR INDEPENDENT DISTRIBUTORS DOES NOT INCREASE, OUR REVENUE WILL NOT INCREASE.

     We distribute our products exclusively through independent distributors, and we depend upon them directly for substantially all of our revenue. As a result, to increase our revenue, our distributors must increase in number and/or become more productive. We cannot assure you that our distributors will increase or maintain their number or productivity. Over the past several years, the rate of increase in the number of our distributors has slowed. This trend may continue. Our distributors may terminate their services to us at any time, and we experience high turnover among our distributors from year to year. We also cannot accurately predict how the number and productivity of our distributors may fluctuate because we rely upon existing distributors to sponsor and train new distributors and to motivate new and existing distributors. The number and productivity of our distributors depend on several additional factors, including:

     - Adverse publicity regarding us, our products or our competitors,

     - The public's perception of our products and their ingredients,

     - The public's perception of our distributors and direct selling businesses in general,

     - General economic and business conditions, and

     - Local holidays and customary vacation periods in some countries.

In addition, the number of distributors as a percentage of the population in a given country or market could theoretically reach levels that become difficult to exceed due to the finite number of persons inclined to pursue a direct selling business opportunity. This is of particular concern in Taiwan, where industry sources have estimated that up to 10% of the population is already involved in some form of direct selling.

ADVERSE PUBLICITY COULD REDUCE THE SIZE OF OUR DISTRIBUTION FORCE AND CONSEQUENTLY REDUCE OUR REVENUE.

     In the past, adverse publicity has harmed our business operations. Additional adverse publicity in the future could reduce the size of our distribution force and consequently reduce our revenue. Specifically, we are susceptible to adverse publicity concerning:

     - The legality of network marketing,

     - The quality of our company's and competitors' products and product ingredients,

     - Regulatory investigations of our company or competitors and their respective products, and

     - Public perception of direct selling businesses generally.

     Distributor actions that result in adverse publicity could also harm our business. Because our distributors are independent contractors and not employees, we cannot provide to them the same level of direction, motivation and oversight as we would to our employees. We may have difficulties enforcing our policies and procedures governing our distributors because of their independence, their large number and regulations in some countries that limit our ability to monitor and control the sales practices of distributors or terminate relationships with distributors.

GOVERNMENT INQUIRIES, INVESTIGATIONS AND ACTIONS COULD HARM OUR BUSINESS.

     From time to time we receive inquiries from various government regulatory authorities about our business and our compliance with local laws and regulations. Also, our subsidiaries are periodically reviewed and audited by various governmental agencies. Any assertion or determination that we, our subsidiaries or any of our distributors is not in compliance with existing laws or regulations could potentially harm our business. Even if governmental actions against us do not result in rulings or orders against us, they potentially could create negative publicity for us. Negative publicity could detrimentally affect our efforts to motivate and recruit new distributors and, consequently, reduce our revenue and net income.

     In addition, we are susceptible to government initiated campaigns that do not rise to the level of formal regulations. For example, the Korean government, several Korean trade groups and members of Korean media initiated campaigns in 1997 and 1998 urging Korean consumers not to purchase

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

luxury or foreign goods. We believe that these campaigns, and the related media attention they received, together with the economic recession in the Korean economy, significantly harmed our Korean business. Our revenue from our Korean operation decreased by 84.6% in 1998 as compared to 1997. We cannot assure you that similar government, trade group or media actions will not occur again in Korea or in other countries where we operate and that such events will not similarly harm our operations.

THE LOSS OF KEY HIGH-LEVEL DISTRIBUTORS COULD REDUCE OUR REVENUE.

     Although we have over 500,000 distributors, we estimate that approximately 300 distributors currently occupy the highest levels under our Global Compensation Plan. These distributors, together with their extensive networks of downline-sponsored distributors, account for substantially all of our revenue. As a result, the loss of a high-level distributor or a group of leading distributors in such distributor's network of downline distributors could significantly reduce our revenue. See "Business -- Distribution System" for a more detailed discussion of our distribution system under our Global Compensation Plan.

FAILING TO SUCCESSFULLY INTEGRATE OUR RECENT OR FUTURE ACQUISITIONS COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

     We face significant challenges integrating into our operations our recent acquisitions of Nu Skin International, Pharmanex and our other affiliates in North America. The completion of our proposed acquisition of Big Planet will increase these challenges. Our failure to successfully integrate our acquisitions into our recent or future business could lower the revenue, earnings and business synergies we expect from such acquisitions. Some of the challenges we have faced and may continue to face include:

     - Increasing strain on our management team to effectively manage a worldwide business that is growing in complexity and diversity and which will require, among other things, developing additional expertise and hiring and integrating new management personnel,

     - Incorporating Pharmanex products successfully into our direct sales distribution system, and

     - The fact that accounting for completed and proposed acquisitions could reduce our reported earnings.

WE MAY NOT COMPLETE OUR PLANNED ACQUISITION OF BIG PLANET, AND, EVEN IF WE DO COMPLETE THIS ACQUISITION, WE MAY NOT BE ABLE TO OPERATE BIG PLANET PROFITABLY.

     We cannot assure you that the Big Planet acquisition will ever be consummated or that the benefits and business synergies we anticipate from this acquisition will ever materialize. We will not complete our proposed acquisition of Big Planet until a number of conditions are satisfied, including:

     - Completing our due diligence investigation of Big Planet, and

     - Receiving various federal and state government and third-party approvals.


Even if we do complete this acquisition, we may never be able to operate Big Planet profitably or effectively market its products and services through our network marketing system. We may face difficulty selling Big Planet's price sensitive products and services through our network marketing system. Big Planet incurred operating losses of approximately $23.0 million in 1998, and we anticipate further operating losses in the foreseeable future. We may be unable to increase Big Planet's sales and reduce its costs to reverse such operating losses. We may not be able to successfully leverage Big Planet's existing Internet infrastructure to further strengthen our link to distributors and customers. See "Business -- Recent Strategic Developments" for a more detailed discussion of our proposed acquisition of Big Planet.

IF CHOLESTIN IS DETERMINED TO BE A DRUG REQUIRING FDA APPROVAL, OUR SALES OF CHOLESTIN WILL DECREASE AND OUR BUSINESS WILL BE HARMED.

     A federal district judge ruled in February 1999 that the Pharmanex product CHOLESTIN could be sold as a nutritional supplement and is not a drug requiring Federal Drug Administration approval. In April 1999, the FDA asked the Tenth Circuit Court of Appeals to overturn the district court's decision. If the FDA succeeds in its appeal and CHOLESTIN is determined to be a drug that cannot be marketed without FDA approval, we will be unable to sell CHOLESTIN as a dietary supplement in the United States. This would likely diminish distributor morale. See "Business -- Legal Proceedings" for more information about this litigation.

LAWS AND REGULATIONS MAY PROHIBIT OR SEVERELY RESTRICT OUR DIRECT SALES EFFORTS AND CAUSE OUR SALES AND PROFITABILITY TO DECLINE.

     Various government agencies throughout the world regulate direct sales practices, intending generally to prevent fraud. If we are unable to continue our business in our existing markets or commence operations in new markets because of these laws, our revenue and profitability will decline. The People's Republic of China and Singapore currently have laws that prohibit all direct sellers from conducting business in such markets. Other countries in which we currently do business could change their laws or regulations to negatively affect or prohibit completely our direct sales efforts. Additionally, government agencies and courts in the countries where we operate may use their powers and discretion in interpreting and applying laws in a manner that limits our ability to operate or otherwise harms our business. Also, if any governmental authority brings a regulatory enforcement action against us that interrupts our direct sales efforts, our business could suffer. See "Business -- Government Regulation" for additional discussion of regulations and laws governing our direct sales practices.

CHALLENGES BY PRIVATE PARTIES TO THE FORM OF OUR NETWORK MARKETING SYSTEM COULD HARM OUR BUSINESS.


     We may be subject to challenges by private parties, including our distributors, to the form of our network marketing system. We are currently subject to litigation commenced by certain Canadian distributors in 1993 which involves claims under federal securities laws and state anti-pyramid laws. An adverse judicial decision in such lawsuit, a determination that our marketing system constitutes a security, or the initiation of additional lawsuits challenging the legality of our network marketing system would harm our business. In the United States, the network marketing industry and regulatory authorities have generally relied on the implementation of distributor rules and policies designed to promote retail sales, to protect consumers and to prevent inappropriate activities such as inventory loading in order to distinguish between legitimate network marketing distribution plans and unlawful pyramid schemes. We have adopted rules and policies based on those the Federal Trade Commission found acceptable in reviewing the legality of Amway Corporation's marketing system. We have also adopted our rules and policies based on negotiations and discussions with the Attorney Generals' offices in several states and the FTC, and based on industry standards required by domestic and global direct sales associations. Legal and regulatory requirements concerning network marketing systems, however, involve a high level of subjectivity, are inherently fact based and are subject to judicial interpretation. For example, in a 1996 case, Webster v. Omnitrition, the Ninth Circuit Court of Appeals ruled that the existence of rules patterned after the rules reviewed by the FTC in the Amway case do not establish as a matter of law that a network marketing system is legal. The court indicated that a company may need to introduce evidence that the rules and policies are enforced and actually serve to deter inventory loading and encourage retail sales in order to demonstrate that a particular network marketing system is lawful. The Ninth Circuit also raised questions and issues concerning the effectiveness of the rules at issue in that case and remanded the case back to the trial court. These issues have not been definitively addressed by either a regulatory body or court since Webster v. Omnitrition. Because of the foregoing, we cannot assure you that we will not be harmed by the application or interpretation of statutes or regulations governing network marketing.

GOVERNMENT REGULATION OF OUR PERSONAL CARE AND NUTRITIONAL PRODUCTS MAY RESTRICT OUR ABILITY TO INTRODUCE THESE PRODUCTS IN SOME MARKETS AND COULD HARM OUR BUSINESS AS A RESULT.

     Our products and our related marketing and advertising efforts are subject to extensive government regulation. We may be unable to introduce our products in some markets if we fail to obtain needed regulatory approvals, or if any product ingredients are prohibited. Failure to introduce or delays in introducing our products could reduce our revenue and decrease our profitability. Regulators also may prohibit us from making therapeutic claims about our products even if we have research and independent studies supporting such claims. These product claim restrictions could lower sales of some products. See "Business -- Government Regulation" for more information about government regulation of our personal care and nutritional products.

FOREIGN LAWS GOVERNING INTERCOMPANY FUND TRANSFERS COULD HARM OUR BUSINESS.

     As a United States company doing business abroad through our subsidiaries, we are subject to foreign tax, exchange control and transfer pricing laws that regulate the flow of funds between our company and our subsidiaries. Local regulators may closely monitor our structure as a foreign corporation and how we effect intercompany fund transfers. If local regulators challenge our corporate structure or our intercompany transfers, our operations may be harmed. We further cannot assure you that we will continue operating in compliance with all foreign customs, exchange control and transfer pricing laws, despite our efforts to be aware of and comply with such laws. If these laws change, we may need to adjust our operating procedures and our business may suffer.

INCREASES IN DUTIES ON OUR IMPORTED PRODUCTS IN OUR NON-UNITED STATES MARKETS WOULD REDUCE OUR REVENUE AND COULD HARM OUR COMPETITIVE POSITION.

     Historically, we have imported most of our products into the countries in which they are ultimately sold. These countries impose various legal restrictions on imports and typically impose duties on our products. In any given country, regulators may increase duties on imports and as a result reduce our revenue and harm our competitive position compared to locally produced goods. In some countries, government regulators have or may prevent importing our products altogether.

LOSING ANY OF OUR LIMITED SUPPLIERS OR RIGHTS TO SELL OUR PRODUCTS COULD HARM OUR BUSINESS.


     We currently acquire products and ingredients from the sole suppliers or from the suppliers we consider to be among the best suppliers of our products and ingredients. We also license the right to distribute some of our products from third parties. Losing any of these suppliers or licenses could restrict our ability to produce or distribute our products and harm our sales as a result. We obtain some of our botanical products from plants that can only be harvested once a year. As a result, problems growing a certain plant in a given year could limit our ability to produce a product with ingredients derived from that plant. See "Business -- Operating Divisions -- Pharmanex -- Pharmanex Sourcing and Production" for a more detailed discussion of our product suppliers.


WE COULD LOSE OUR ABILITY TO SELL CHOLESTIN OR CORDYMAX CS-4 OR BE SUBJECT TO SIGNIFICANT PENALTIES FOR FAILING TO MEET MINIMUM PURCHASE REQUIREMENTS.

     We have entered into license agreements that enable us to distribute CHOLESTIN and CORDYMAX CS-4, both well-publicized Pharmanex products. If we fail to satisfy minimum purchase requirements under these license agreements or otherwise default on our obligations, we could be required to pay a penalty of up to approximately $7.5 million in connection with our CHOLESTIN contracts and up to approximately $2.0 million in connection with the CORDYMAX CS-4 contract and be deemed to be in default of such contracts. If any of these licenses is terminated as a result and we are no longer able to sell CHOLESTIN or CORDYMAX CS-4, our growth prospects would be harmed.

OUR MARKETS ARE INTENSELY COMPETITIVE, AND MARKET CONDITIONS AND THE STRENGTHS OF OUR COMPETITORS MAY HARM OUR BUSINESS.


     The markets for our personal care and nutritional products are intensely competitive. We also compete with other network marketing companies for distributors. Our business and results of operations may be harmed by market conditions and competition in the future. Many of our competitors have much greater name recognition and financial resources than we have, which may give them a competitive advantage. Also, we currently do not have significant patent or other proprietary protection for our products, and our competitors may introduce products with the same natural ingredients and herbs as we use in our products. For example, our nutritional supplement CHOLESTIN, which is derived from the fermentation of red yeast on rice substrate, has received recent publicity. In response to this publicity, we believe that competitors have introduced competing red yeast products. Because of restrictions under regulatory requirements concerning claims we can make about dietary supplements, we may have a difficult time differentiating our products from our competitors' products. Accordingly, as a result of these competing products entering the market, our sales of CHOLESTIN and other natural supplements could suffer. See "Business -- Competition" for more information about the competitive nature of our markets.


WE MAY FAIL TO ACCURATELY IDENTIFY AND RESOLVE SIGNIFICANT YEAR 2000 PROBLEMS WITHIN OUR BUSINESS, OR IMPORTANT SUPPLIERS MAY BE UNABLE TO SUPPLY GOODS AND SERVICES BECAUSE OF YEAR 2000 PROBLEMS.

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning on January 1, 2000, these code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. Many companies' software and/or computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the Year 2000 requirements. We may not accurately identify all potential Year 2000 problems within our business, and the corrective measures we may implement may be ineffective or incomplete. Any such problems could interrupt our operations and cause our revenue to decrease. Similar problems and consequences could result if any of our key vendors and suppliers, such as technology and telecommunication service providers, manufacturers and suppliers, experience Year 2000 problems. We are particularly vulnerable to the Year 2000 readiness of our vendors and suppliers in our foreign markets. We also cannot control or otherwise predict the Year 2000 readiness of foreign governments, utility companies and other parties unrelated to us that could impact our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional discussion of Year 2000 issues as they affect our business. See also "-- Big Planet's business could be harmed by Year 2000 compliance issues" for additional discussion of Year 2000 issues as they affect Big Planet's business.

IF WE FAIL TO SUCCESSFULLY INTEGRATE THE INTERNET INTO OUR EXISTING OPERATIONS, OUR BUSINESS MAY BE HARMED.


     We believe that direct selling companies will need to adapt their business models to integrate the Internet into their operations as more and more consumers purchase goods and services using the Internet instead of traditional retail and direct sales channels. We cannot assure you that we, or our distributors, will be able to adequately adapt to using new technology or sales channels or effectively integrate the Internet into our direct sales practices. If we or our distributors fail to adequately adapt to the Internet, we could lose our ability to compete with others in the industry and our business would be harmed. See "Business -- Distribution System" for more information about our plans to integrate the Internet into our existing operations.


THE HOLDERS OF OUR CLASS B COMMON STOCK CONTROL OVER 90% OF THE COMBINED VOTING POWER, AND THIRD PARTIES WILL BE UNABLE TO GAIN CONTROL OF OUR COMPANY THROUGH PURCHASES OF CLASS A COMMON STOCK.


     The ten original stockholders of our company together with their family members and affiliates have the ability to control the election of our board of directors and, as a result, our future direction and operations, without the supporting vote of any other stockholder. These stockholders together with their family members and affiliates are able to control decisions about future acquisitions and other business opportunities, declaring dividends and issuing additional shares of Class A common stock or other securities. These stockholders own shares of our Class B common stock, which shares have ten-to-one voting privileges over shares of Class A common stock. Currently, these stockholders and their affiliates collectively own 100% of the outstanding shares of the Class B common stock, which represents more than 90% of the combined voting power of the outstanding shares of both classes of our common stock. As long as these stockholders are our majority stockholders, third parties will not be able to obtain control of our company through open-market purchases of shares of Class A common stock.

WE MAY BE UNABLE TO BENEFIT FULLY FROM FOREIGN TAX CREDITS AND, AS A RESULT, MAY PAY MORE CORPORATE TAX THAN OTHER UNITED STATES COMPANIES MUST PAY.


     If we are unable to utilize fully our foreign corporate tax credits, we may pay a higher overall corporate tax rate on our worldwide operations than we would if we operated only in the United States. Our company is taxed in the United States, where we are incorporated, at a statutory corporate federal tax rate of 35% plus any applicable state income taxes. Each of our subsidiaries, however, is taxed in the country in which it operates, at a rate that may vary above or below our current United States tax rate. For example, our subsidiary in Japan has historically been subject to a tax rate of approximately 57%. We are eligible to receive foreign tax credits in the United States for the amount of foreign taxes actually paid in a given period. However, since our operations in Japan have grown disproportionately to the rest of our operations, we have for the past two years been unable to take advantage fully of our foreign tax credits in the United States. As a result, we have paid an overall effective tax rate on our worldwide operations that exceeds the statutory rate in the United States. This foreign tax situation could grow worse and our effective tax rate could rise still further if our Japanese business continues to grow at a disproportionate rate compared to the rest of our business.


PRODUCT LIABILITY CLAIMS EXCEEDING OUR PRODUCT LIABILITY INSURANCE COVERAGE COULD HARM OUR BUSINESS.


     We may be required to pay for losses or injuries caused by our products. If our product liability insurance coverage fails to cover fully future product liability claims, we could be required to pay substantial monetary damages, which could harm our business. We currently maintain an insurance policy covering product liability claims against our company and our affiliates with a $1.0 million per claim and $1.0 million annual aggregate limit and an umbrella policy with a $40.0 million per claim and a $40.0 million annual aggregate limit.


SHARES ELIGIBLE FOR FUTURE SALE COULD AFFECT THE MARKET PRICE OF OUR CLASS A COMMON STOCK.


     If our stockholders sell a substantial number of shares of our Class A common stock in the public market following this offering, the market price of our Class A common stock could fall. Several of our principal stockholders hold a large number of shares of the outstanding Class B common stock. A decision by one or more of these stockholders to convert such shares into Class A common stock, which conversion could happen at any time, and sell their shares could lower the market price of the Class A common stock. In addition, 3.7 million shares of Class A common stock were issued in connection with the Pharmanex acquisition. These shares will be available for resale on the public market pursuant to Rule 144 under the Securities Act in October 1999. Upon completion of this offering, we will have outstanding an aggregate of 87,774,351 shares of Class A common stock and Class B common stock, including 47,765,824 restricted shares held by persons who may be deemed affiliates of the Company. The restricted shares may in the future be sold without registration under the Securities Act of 1933 to the extent permitted by Rule 144 under the Securities Act or any applicable exemption under the Securities Act. In connection with this offering, we, our executive officers and directors, the selling stockholders and certain of our other stockholders have agreed that, subject to certain exceptions, we will not sell, offer or contract to sell any shares of common stock without the prior written consent of Merrill Lynch & Co., for a period of 90 days after the date of this prospectus.

     The following are additional risks that we may face upon completing our planned Big Planet acquisition pertaining to the offering of Internet services and devices, online shopping, Web site hosting and development and other technology products and services.

BIG PLANET'S CURRENT OBLIGATIONS TO MAKE MINIMUM PURCHASES OF PRODUCTS, SERVICES AND EQUIPMENT COULD HARM ITS BUSINESS.


     Big Planet has agreed to purchase technology and telecommunications products, services and equipment from several suppliers. Under these agreements, Big Planet is committed to make minimum purchases totaling approximately $96.0 million over the next five years. Big Planet is obligated to make these payments or aggregate termination payments of up to $32.0 million regardless of whether it is able to develop sufficient consumer demand for resale of these products and services or whether it needs the additional equipment it has agreed to purchase. Big Planet's failure to make these payments could place it in default of its supplier contracts and jeopardize its supplier relationships and ability to obtain needed products, services and equipment in the future on favorable terms.


BIG PLANET'S EXPANSION OUTSIDE THE UNITED STATES MAY BE RESTRICTED OR PROHIBITED BY THE REGULATORY ENVIRONMENT IN NON-UNITED STATES MARKETS.

     If Big Planet is unable to implement its business model in foreign markets due to existing or new regulations in such markets, its growth prospects could be harmed. Big Planet's ability to provide Internet access and online shopping and sell Internet devices and telecommunications products and services may be restricted or prohibited in some foreign markets. Foreign regulations range from permissive to restrictive depending on the country. For example, some countries, such as Korea, may impose restrictions on the level of foreign ownership in companies providing telecommunications services. Some countries do not permit private competition in the provision of public switched voice communications services. Some countries may also regulate different services than those regulated in the United States, including, but not limited to, Internet access service. Big Planet and other similarly situated United States-based carriers may be prohibited from providing telecommunications services in these markets, restricting its opportunities for expansion in these markets. Because we are still in the process of completing the acquisition of Big Planet, our plans for introducing Big Planet products and services into our foreign markets are in the preliminary stages. As a result, we are still in the process of analyzing the various laws and regulations in our markets and the possible effect of such laws on our ability to introduce these products and services into such markets. We cannot assure you that such laws will not limit or restrict our ability to provide Big Planet products and services in some markets or result in delays in our anticipated timelines for introducing such products.

BIG PLANET MAY BE LIABLE FOR INFORMATION DISSEMINATED THROUGH ITS INTERNET ACCESS SERVICE.

     If Big Planet becomes liable for information provided by its users and carried on its Internet access service, Big Planet could be directly harmed and may be forced to implement new measures to reduce its exposure to this liability. The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. Claims could be made against online services companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of materials accessed through their services. Several private lawsuits currently are pending that seek to impose liability upon other online services companies. In addition, federal, state and foreign legislation has been proposed that imposes liability or prohibits the transmission over the Internet of different types of information. These lawsuits and proposed legislation may require us to expend substantial resources and/or to discontinue selected service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. We plan to carry liability insurance, but it may not be adequate to compensate us fully if we become liable for information carried on or through our service. Any costs incurred as a result of this liability or asserted liability could harm our business.

SYSTEM FAILURES COULD HARM BIG PLANET'S BUSINESS.

     The future success of Big Planet's proposed Internet, Web hosting and development, telecommunications and other technology products and services business will depend on the efficient and uninterrupted operation of its computer and communications hardware and software systems. Substantially all of Big Planet's computer hardware for operating its service currently is located at its facilities in Provo, Utah. These systems and operations are vulnerable to damage or interruption from fires, earthquakes, telecommunication failures and other events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at Big Planet's facility could result in interruptions in its services and reduce its revenue and profits in the future.

NEW AND EXISTING REGULATION OF THE INTERNET COULD HARM BIG PLANET'S BUSINESS.

     Big Planet is subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online services. However, because of the increasing popularity and use of the Internet and online services, it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The Telecommunications Reform Act of 1996, via the Communications Decency Act, imposes criminal penalties on anyone who distributes obscene communications on the Internet knowing that the recipient of the communications is under 18 years of age. Other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Internet. Most of such laws that do reference the Internet, including the recently passed Digital Millennium Copyright Act, have not yet been interpreted by the courts and their applicability and reach are therefore uncertain.

     Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission also has recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way Big Planet does business or could create uncertainty in the marketplace. This could reduce demand for its services or increase the cost of doing business. In addition, because we intend to market our products and services worldwide, foreign jurisdictions may claim that we are required to comply with their laws. Our failure to comply with foreign laws could subject us to penalties ranging from fines to bans on our ability to offer our products and services.

     In the United States, companies are required to qualify as foreign corporations in states where they are conducting business. As an Internet company, it is unclear in which states Big Planet is actually conducting business. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in those jurisdictions. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to Big Planet's business, could harm its business.

BIG PLANET WILL DEPEND ON THE DEVELOPMENT AND MAINTENANCE OF THE WEB INFRASTRUCTURE.

     The success of Big Planet's service will depend largely on the development and maintenance of the Web infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products such as high speed modems, for providing reliable Web access and services. Because global commerce and the online exchange of information is new and evolving, we cannot predict whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is likely to continue to experience, significant growth in the number of users and amount of traffic. If the Web continues to experience increased number of users, increased frequency of use or increased bandwidth requirements, the Web infrastructure may be unable to support the demands placed on it. In addition, the performance of the Web may be harmed by increased users or bandwidth requirements.

     The Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. This might include outages and delays resulting from the "Year 2000" problem. See "-- Big Planet's business could be harmed by Year 2000 compliance issues." These outages and delays could reduce the level of Web usage. In addition, the Web could lose its viability because of delays in the development or adoption of new standards and protocols to handle increased levels of activity or because of increased governmental regulation. The infrastructure and complementary products or services necessary to make the Web a viable commercial marketplace for the long term may not be developed successfully or in a timely manner. Even if these products or services are developed, the Web may not become a viable commercial marketplace for products and services such as those that Big Planet offers.


BIG PLANET FACES SIGNIFICANT COMPETITION IN THE MARKET FOR TELECOMMUNICATIONS SERVICES.



     The telecommunications industry is highly competitive. Big Planet's existing and potential competitors in this market segment, including AT&T Corporation, MCI WorldCom, Inc. and Sprint Corporation, have financial, personnel, marketing and other resources significantly greater than those of Big Planet or our company, as well as other competitive advantages. Increased consolidation and strategic alliances in the industry permitted by the Telecommunications Act of 1996 could give rise to significant new competitors to Big Planet. Big Planet competes primarily on the basis of pricing, transmission quality, network reliability and customer service and support. Big Planet may be at a disadvantage because it relies upon the telecommunication facilities provided by other carriers and must rely on its ability to acquire quality and reliable services from third-party vendors at a price that allows it to resell such services at competitive rates. The ability of Big Planet to compete effectively in this market will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors. We cannot assure you that we or Big Planet will be able to contract with third parties to obtain rates allowing us to compete on the basis of price in the future or that we will be able to successfully compete in this market.


BIG PLANET IS SUBJECT TO POTENTIAL HARMFUL EFFECTS OF UNITED STATES REGULATION OF ITS TELECOMMUNICATIONS SERVICES.

     As a provider of long distance, wireless and other telecommunications services, Big Planet is subject to varying degrees of federal and state regulation in the United States and similar regulations in foreign countries into which Big Planet may expand its operations. We cannot assure you that future regulatory, judicial and legislative changes in any of Big Planet's markets will not harm Big Planet's business. We also cannot assure you that domestic regulators or third parties will not raise material issues with regard to Big Planet's compliance or that noncompliance with applicable regulations or that regulatory actions against Big Planet will not harm its business. See "Business -- Government Regulation" for a more detailed discussion of government regulation of Big Planet's telecommunications services.

BIG PLANET'S BUSINESS COULD BE HARMED BY YEAR 2000 COMPLIANCE ISSUES.

     Although Big Planet believes it will be Year 2000 compliant, it may be wrong. If it is wrong, it could face unexpected expenses fixing Year 2000 problems or unanticipated Web site outages, either of which could harm Big Planet's business. It also uses third-party equipment and software that may not be Year 2000 compliant. Big Planet is unable to make contingency plans covering the possibility that a significant number of the computers constituting the Internet may fail to properly process dates for the year 2000 and that there may be a systemwide slowdown or breakdown. Any interruption or significant degradation of Internet operations, whether due to Year 2000 problems or otherwise, could harm Big Planet's business.

BIG PLANET WILL NEED TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES TO REMAIN COMPETITIVE.

     The market in which Big Planet competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and enhancements and changing customer demands. These market characteristics are worsened by the emerging nature of the Internet and the apparent need of companies from a multitude of industries to offer Web-based products and services. Big Planet's future success therefore will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service. Failure to adapt to such changes would harm its business. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt its services or infrastructure.

BIG PLANET MAY FACE SIGNIFICANT COMPETITION IN MARKETS FOR INTERNET ACCESS, ONLINE SHOPPING, WEB SITE HOSTING AND DEVELOPMENT AND RELATED SERVICES.

     The market for Internet access and devices, online shopping, Web site hosting and development and related services is highly competitive. There are no substantial barriers to entry and we anticipate that competition will continue to intensify as the use of the Internet grows. The tremendous growth and potential market size of the Internet access and e-commerce markets has attracted many new start-ups as well as existing businesses from different industries. Current and prospective competitors include other national, regional and local Internet service providers, long distance and local exchange telecommunications companies, wireless communications providers and online service providers.


     - Internet Service Providers. According to industry sources, there are over 4,000 Internet Service Providers in the United States and Canada as of 1998, consisting of national, regional and local providers. Big Planet's current primary competitors include other Internet Service Providers with a significant national presence, such as America Online, Microsoft Network, Earthlink and MindSpring. While we believe that Big Planet's network marketing sales channel distinguishes it from these competitors, all of these competitors have significantly greater market share, brand recognition and financial, technical and personnel resources than Big Planet.



     - Telecommunications Carriers. The major long distance companies including AT&T Corporation, MCI WorldCom, Inc. and Sprint Corporation offer Internet access services and compete with Big Planet. The recent sweeping reforms in the federal regulation of the telecommunications industry have created greater opportunities for such telecommunications companies to enter the Internet connectivity market. These telecommunications carriers, in addition to their substantially greater network coverage, market presence and financial, technical and personnel resources, also have larger existing commercial customer bases than Big Planet.


     - Online Service Providers. The dominant online service providers, including Microsoft Network, America Online and Prodigy, Inc. have all entered the Internet access business by engineering their current proprietary networks to include Internet access capabilities. Big Planet competes with these services providers, which currently are focused on the consumer marketplace and offer their own content, including chat rooms, news updates, searchable reference databases, special interest groups and online shopping.

FORWARD-LOOKING STATEMENTS.

     Under the captions "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" there are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These sections and the foregoing "Risk Factors" section contain discussions of some of the factors that could cause actual results to differ materially. In addition, when used in this prospectus the words or phrases "will likely result," "expects," "intends," "will continue," "is anticipated," "estimates," "projects," "management believes," "we believe" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Exchange Act and the Securities Act.

     Forward-looking statements include plans and objectives of management for future operations. These forward-looking statements involve risks and uncertainties and are based on assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated. The forward-looking statements and associated risks set forth herein relate to, among other things, the:

     - Proposed acquisition of Big Planet,

     - Proposed introduction of Pharmanex and Big Planet in our existing markets,

     - The shift to a strategic, product-based divisional operating structure and related modifications of our Global Compensation Plan,

     - Expansion of our market share in our current markets,

     - Our entrance into new markets,

     - Development of new products and new product lines designed for the network marketing distribution channel and tailored to appeal to the particular needs of consumers in specific markets,

     - Stimulation of product sales by introducing new products and reintroducing existing products with improvements,

     - Creation of innovative, premium-quality products through the research and development capabilities of Pharmanex,

     - Establishment of relationships with major universities and research centers to assist in nutritional product development and testing,

     - Establishment of agreements to expand our products and Big Planet's products and services offered for sale on the Internet,

     - Enhancement and expansion of Big Planet's Internet services and devices, Web site development and hosting, online shopping and telecommunications products and services,

     - Promotion of distributor growth, retention and leadership through local market initiatives,

     - Upgrading of our technological resources to support distributors, including using the Internet in distributing products,

     - Utilization of technological advancements to improve our direct selling efforts, and

     - Obtaining of regulatory approvals for our products.

     All forward-looking statements are subject to known and unknown risks and uncertainties, including those discussed in the above-referenced Risk Factors, that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

                                USE OF PROCEEDS

     Nu Skin Enterprises will not receive any proceeds from the sale of Class A common stock offered by the selling stockholders.

                      PRICE RANGE OF CLASS A COMMON STOCK

     Our Class A common stock has been trading publicly on the New York Stock Exchange under the symbol "NUS" since November 22, 1996. The following table is based upon information available to us and sets forth the range of the high and low sales prices for our Class A common stock for the quarterly periods indicated.


                                                         HIGH      LOW
                                                        ------    ------
1997
  First Quarter.......................................  $30.88    $23.00
  Second Quarter......................................  $28.25    $23.63
  Third Quarter.......................................  $27.19    $19.31
  Fourth Quarter......................................  $24.44    $16.00
1998
  First Quarter.......................................  $25.75    $15.75
  Second Quarter......................................  $28.69    $15.50
  Third Quarter.......................................  $19.25    $10.19
  Fourth Quarter......................................  $25.63    $10.31
1999
  First Quarter.......................................  $25.25    $17.75
  Second Quarter, through May 28, 1999................  $22.88    $15.50



     On May 28, 1999, the closing price of our Class A common stock as reported by the New York Stock Exchange was $18. The number of holders of record of our Class A common stock and Class B common stock as of May 15, 1999 was 925. This number does not represent the actual number of beneficial owners of shares of our Class A common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.


                                DIVIDEND POLICY

     Nu Skin Enterprises has not paid or declared any cash dividends on its common stock. We currently anticipate that we will retain all of our earnings for use in the operation and expansion of our business. We may from time to time re-evaluate our dividend policy. Any future decisions as to cash dividends will depend upon our earnings and financial position, our ability to comply with financial covenants in our credit facility and other factors that our board of directors may deem appropriate.

                                 CAPITALIZATION


     The following table sets forth our cash and cash equivalents, our short and long-term debt and our capitalization as of March 31, 1999. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes and other financial information included elsewhere in this prospectus.



                                                              AS OF MARCH 31, 1999
                                                              --------------------
                                                                 (IN THOUSANDS)
Cash and cash equivalents...................................        $160,016
                                                                    ========
Current portion of long-term debt...........................        $ 52,323
                                                                    ========
Long-term debt..............................................        $ 83,714
Stockholders' equity:
  Preferred Stock, par value $.001 per share, 25,000,000
     shares authorized, no shares issued and outstanding....              --
  Class A common stock, par value $.001 per share,
     500,000,000 shares authorized, 33,172,950 shares issued
     and outstanding(1).....................................              33
  Class B common stock, par value $.001 per share,
     100,000,000 shares authorized, 54,606,905 shares issued
     and outstanding........................................              55
  Additional paid in capital................................         129,386
  Accumulated other comprehensive income....................         (44,300)
  Retained earnings.........................................         188,899
  Deferred compensation(2)..................................          (6,652)
                                                                    --------
Total stockholders' equity..................................         267,421
                                                                    --------
Total capitalization........................................        $351,135
                                                                    ========


-------------------------
(1) Excludes:


        - 67,044 shares of Class A common stock issuable pursuant to contingent stock awards and 3,368,672 shares issuable upon the exercise of stock options outstanding as of March 31, 1999 at a weighted average exercise price of $11.68 per share, and


        - 5,963,493 shares of Class A common stock available for future grant or issuance under our stock incentive plans.

(2) Reflects deferred compensation expenses related to the award of employee restricted stock awards and the grant of options to our distributors.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The financial data as of December 31, 1994, 1995 and 1996 and as of March 31, 1998 and 1999 and for the years ended 1994 and 1995 and for the three months ended March 31, 1998 and 1999 are unaudited but, in our opinion, include all necessary information to present fairly the information included therein. Our consolidated financial statements for all periods presented before December 31, 1998 have been combined and restated for the acquisition of Nu Skin International and affiliates operating in Europe, Australia and New Zealand.



                                                                                           THREE MONTHS
                                               YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                 ----------------------------------------------------   -------------------
                                   1994       1995       1996       1997       1998       1998       1999
                                 --------   --------   --------   --------   --------   --------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenue........................  $330,680   $435,855   $761,638   $953,422   $913,494   $227,863   $233,751
Cost of sales..................    76,012    101,474    171,187    191,218    188,457     45,689     41,017
Cost of sales -- amortization
  of inventory step-up.........        --         --         --         --     21,600         --         --
                                 --------   --------   --------   --------   --------   --------   --------
Gross profit...................   254,668    334,381    590,451    762,204    703,437    182,174    192,734
                                 --------   --------   --------   --------   --------   --------   --------
Operating expenses:
  Distributor incentives.......   104,994    139,495    282,588    362,195    331,448     83,127     87,649
  Selling, general and
    administrative.............    86,931    115,950    168,706    201,880    202,150     48,071     58,005
  Distributor stock expense....        --         --      1,990     17,909         --         --         --
  In-process research and
    development................        --         --         --         --     13,600         --         --
                                 --------   --------   --------   --------   --------   --------   --------
Total operating expenses.......   191,925    255,445    453,284    581,984    547,198    131,198    145,654
                                 --------   --------   --------   --------   --------   --------   --------
Operating income...............    62,743     78,936    137,167    180,220    156,239     50,976     47,080
Other income (expense), net....      (394)       650     10,771      8,973     13,599      2,185      1,864
                                 --------   --------   --------   --------   --------   --------   --------
Income before provision for
  income taxes and minority
  interest.....................    62,349     79,586    147,938    189,193    169,838     53,161     48,944
Provision for income taxes.....    10,071     19,141     49,526     55,707     62,840     16,405     18,109
Minority interest(1)...........     7,561     10,498     13,700     14,993      3,081      3,081         --
                                 --------   --------   --------   --------   --------   --------   --------
Net income(2)..................  $ 44,717   $ 49,947   $ 84,712   $118,493   $103,917   $ 33,675   $ 30,835
                                 ========   ========   ========   ========   ========   ========   ========
Net income per share:
  Basic........................  $   0.57   $   0.63   $   1.07   $   1.42   $   1.22   $   0.41   $   0.35
  Diluted......................  $   0.54   $   0.61   $   1.02   $   1.36   $   1.19   $   0.39   $   0.35
Weighted average common shares
  outstanding:
  Basic........................    78,660     78,660     79,194     83,331     84,894     82,004     87,706
  Diluted......................    82,459     82,459     83,001     87,312     87,018     86,316     89,175

                                                  AS OF DECEMBER 31,                         AS OF
                                 ----------------------------------------------------      MARCH 31,
                                   1994       1995       1996       1997       1998          1999
                                 --------   --------   --------   --------   --------      ---------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......  $ 63,550   $ 84,000   $214,823   $174,300   $188,827      $160,016
Working capital................    65,446     56,801    143,308    123,220    164,597       120,174
Total assets...................   119,908    182,154    380,482    405,004    606,433       575,750
Short-term notes payable to
  stockholders.................        --         --     71,487     19,457         --            --
Long-term notes payable to
  stockholders.................        --         --         --    116,743         --            --
Short-term debt................        --         --         --         --     14,545        52,323
Long-term debt.................        --         --         --         --    138,734        83,714
Stockholders' equity...........    63,849     68,363    113,495     94,892    254,642       267,421



                                             AS OF DECEMBER 31,                      AS OF MARCH 31,
                            ----------------------------------------------------   -------------------
                              1994       1995       1996       1997       1998       1998       1999
                            --------   --------   --------   --------   --------   --------   --------
OTHER OPERATING DATA(3):
Number of active
  distributors............   182,000    260,000    397,000    448,000    470,000    460,000    509,000
Number of executive
  distributors............     6,391      8,173     21,479     22,689     22,781     23,371     23,849


-------------------------
(1) Minority interest represents the ownership interest of Nu Skin International held by individuals who are not immediate family members. The minority interest was purchased as part of the acquisition of Nu Skin International on March 26, 1998.

(2) Net income:

        - For 1996 includes a one-time charge of $2.0 million and for 1997 includes a one-time charge of $17.9 million, both related to the non-cash and nonrecurring expenses associated with stock option grants made to our distributors in connection with our initial public offering,

        - For 1998 includes a nonrecurring charge of $21.6 million due to the step-up of inventory as a result of our acquisition of Nu Skin International and a nonrecurring charge of $13.6 million due to the write-off of in-process research and development as a result of our acquisition of Pharmanex, and


        - For 1994, 1995, 1996 and 1997 and the first quarter of 1998 reflects Nu Skin International and its private affiliates, which we acquired in March 1998, being taxed as S Corporations during these periods.



     Assuming Nu Skin International and its private affiliates were taxed as C Corporations and excluding these one-time and nonrecurring charges, net income would have been $85.8 million in 1996, $119.1 million in 1997 and $123.3 million in 1998. There were no significant nonrecurring expenses in 1994, 1995 or for the three-month periods ended March 31, 1998 and 1999.



(3) Active distributors are those distributors who were resident in the countries in which we operated and purchased products during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required personal and group sales volumes. The increase in the number of active and executive distributors from December 31, 1998 to March 31, 1999 is primarily due to the inclusion of distributors formerly licensed to our affiliate Nu Skin USA.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto, which are included in this prospectus.

GENERAL

     Nu Skin Enterprises is a leading, global direct selling company involved in the distribution and sale of premium-quality, innovative personal care and nutritional products. Recently, we entered into an agreement to acquire our affiliate Big Planet, an Internet service provider that also offers Internet devices, Web site development and hosting, online shopping and telecommunications products and services.

     Our revenue is primarily dependent upon the efforts of a network of independent distributors who purchase products and sales materials from us in their local currency for resale to our customers or for personal use. We recognize revenue when products are shipped and title passes to these independent distributors. Revenue is net of returns, which have historically been less than 5.0% of gross sales. Distributor incentives are paid to several levels of distributors on each product sale. The amount and recipient of the incentive varies depending on the purchaser's position within the Global Compensation Plan. These incentives are classified as operating expenses. The following table sets forth revenue information for the time periods indicated. This table should be reviewed in connection with the tables presented under "-- Results of Operations," which disclose distributor incentives and other costs associated with generating the aggregate revenue presented.


                                                                    THREE MONTHS
                                     YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                    --------------------------    ----------------
              REGION                 1996      1997      1998      1998      1999
              ------                ------    ------    ------    ------    ------
                                                    (IN MILLIONS)
North Asia........................  $502.4    $673.6    $665.5    $157.1    $173.1
Southeast Asia....................   183.7     225.3     159.7      46.1      37.0
Other Markets.....................    75.5      54.5      88.3      24.7      23.7
                                    ------    ------    ------    ------    ------
                                    $761.6    $953.4    $913.5    $227.9    $233.8
                                    ======    ======    ======    ======    ======



     Revenue generated in North Asia represented 74% of total revenue generated during the three months ended March 31, 1999. Our operations in Japan generated 98% of the North Asia revenue during the three months ended March 31, 1999. Revenue from the Southeast Asia operations generated 16% of total revenue generated during the three months ended March 31, 1999. Our operations in Taiwan generated 76% of the Southeast Asia revenue during the three months ended March 31, 1999. Revenue generated in Other Markets represented the remaining 10% of total revenue generated during the three months ended March 31, 1999. The majority of the Other Markets revenue during the three months ended March 31, 1999 was generated from sales to and license fees from our North American private affiliates, which we have now acquired.


     Cost of sales primarily consists of the cost of products purchased from third-party vendors (generally in U.S. dollars), the freight cost of shipping these products to distributors as well as duties related to the importation of such products. Additionally, cost of sales includes the cost of sales materials sold to distributors at or near cost. Sales materials are generally purchased in local currencies. As the sales mix changes between product categories and sales materials, cost of sales and gross profit may fluctuate to some degree due primarily to the margin on each product line as well as varying import duty rates levied on imported product lines. In each of our current markets, duties are generally higher on nutritional products than on personal care products. Also, as currency exchange rates fluctuate, our gross margin will fluctuate. In general, however, costs of sales move proportionate to revenue.

     Distributor incentives are our most significant expense. Distributor incentives are paid to distributors on a monthly basis based upon their personal and group sales volume as well as the group sales volume of up to six levels of executive distributors in their downline sales organization. These incentives are computed each month based on the sales volume and network of our global distributor force. Small fluctuations occur in the amount of incentives paid as the network of distributors actively purchasing products changes from month to month. However, due to the size of our distributor force, with over 500,000 active distributors, the fluctuation in the overall payout is relatively small. The overall payout averages from 39% to 41% of global product sales. Sales materials and starter kits as well as sales to our recently acquired North American private affiliates are not subject to distributor incentives. Distributor incentives include the cost of computing and paying commissions as well as the cost of incentive programs for distributors including an annual trip to Hawaii for our leading distributors. These additional costs average approximately 1% of revenue.

     In the fourth quarter of 1996, we implemented a one-time distributor equity incentive program. This global program provided for the granting of options to distributors to purchase 1.6 million shares of our Class A common stock. The number of options each distributor received was based on his or her performance and productivity through August 31, 1997. The options are exercisable at a price of $5.75 per share and vested on December 31, 1997. We recorded a $2.0 million charge in 1996 and recorded additional charges in 1997 of $17.9 million for the non-cash and nonrecurring expenses associated with this program. There are currently no plans to repeat this or similar distributor stock incentive programs.

     Selling, general and administrative expenses include wages and benefits, rents and utilities, travel and entertainment, promotion and advertising, research and development and professional fees.

     Provision for income taxes is dependent on the statutory tax rates in each of the countries in which Nu Skin Enterprises operates. For example, statutory tax rates are 16.0% in Hong Kong, 25.0% in Taiwan, 30.1% in South Korea and 57.9% in Japan. However, the statutory tax rate in Japan was reduced to 54.3% for fiscal years beginning in 1999. We operate a regional business center in Hong Kong, which bears inventory obsolescence and currency exchange risks. Any income or loss incurred by the regional business center is not subject to taxation in Hong Kong. In addition, since the incorporation of Nu Skin Enterprises in 1996, we have been subject to taxation in the United States, where we are incorporated, at a statutory corporate federal tax rate of 35.0%. However, we receive foreign tax credits in the United States for the amount of foreign taxes actually paid in a given period, which are utilized to reduce taxes in the United States to the extent allowed.

     Minority interest represents the ownership interest of Nu Skin International held by individuals who are not immediate family members. The minority interest was purchased as part of the acquisition of Nu Skin International on March 26, 1998.

     In March 1998, we completed the acquisition of the capital stock of Nu Skin International and our other previously private affiliates in Europe, Australia and New Zealand. Inasmuch as a portion of Nu Skin International and such affiliates were under common control, our consolidated financial statements have been combined and restated as if our company and Nu Skin International and such affiliates had been combined during all periods presented. We allocated $43.6 million of the purchase price to goodwill, intellectual property and other intangible assets.

     In October 1998, we acquired Generation Health Holdings, Inc., the parent of Pharmanex. With the acquisition of Pharmanex, we increased our nutritional product development and formulation capabilities. In connection with the Pharmanex acquisition, we allocated $92.4 million to goodwill, intellectual property and other intangible assets and $13.6 million to purchased in-process research and development. During 1998, we fully wrote off the in-process research and development amount.

     In February 1999, we announced our intent to acquire Big Planet and our remaining private affiliates in Canada, Mexico and Guatemala. Our subsidiary Nu Skin International also announced its intent to terminate the distribution and related licenses with Nu Skin USA. In March 1999, Nu Skin International terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA and paid Nu Skin USA a $10.0 million termination fee. We also acquired selected assets of Nu Skin USA in March 1999 through a newly formed wholly-owned subsidiary and assumed approximately $8.0 million of Nu Skin USA liabilities. On May 31, 1999, we completed the acquisition of our affiliates in Canada, Mexico and Guatemala.


RESULTS OF OPERATIONS

     The following tables set forth operating results and operating results as a percentage of revenue, respectively, for the periods indicated.


                                                                            THREE MONTHS
                                             YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                            --------------------------    ----------------
                                             1996      1997      1998      1998      1999
                                            ------    ------    ------    ------    ------
                                                            (IN MILLIONS)
Revenue...................................  $761.6    $953.4    $913.5    $227.9    $233.8
Cost of sales.............................   171.2     191.2     188.5      45.7      41.0
Cost of sales -- amortization of inventory
  step-up.................................      --        --      21.6        --        --
                                            ------    ------    ------    ------    ------
Gross profit..............................   590.4     762.2     703.4     182.2     192.8
                                            ------    ------    ------    ------    ------
Operating expenses:
  Distributor incentives..................   282.6     362.2     331.4      83.1      87.7
  Selling, general and administrative.....   168.7     201.9     202.2      48.1      58.0
  Distributor stock expense...............     2.0      17.9        --        --        --
  In-process research and development.....      --        --      13.6        --        --
                                            ------    ------    ------    ------    ------
     Total operating expenses.............   453.3     582.0     547.2     131.2     145.7
                                            ------    ------    ------    ------    ------
Operating income..........................   137.1     180.2     156.2      51.0      47.1
Other income (expense), net...............    10.8       9.0      13.6       2.2       1.8
                                            ------    ------    ------    ------    ------
Income before provision for income taxes
  and minority interest...................   147.9     189.2     169.8      53.2      48.9
Provision for income taxes................    49.5      55.7      62.8      16.4      18.1
Minority interest.........................    13.7      15.0       3.1       3.1        --
                                            ------    ------    ------    ------    ------
Net income................................  $ 84.7    $118.5    $103.9    $ 33.7    $ 30.8
                                            ======    ======    ======    ======    ======
Unaudited supplemental data(1):
  Income before pro forma provision for
     income taxes and minority interest...  $147.9    $189.2    $169.8    $ 53.2
  Pro forma provision for income taxes....    54.7      71.9      66.0      19.6
  Pro forma minority interest.............     8.6       9.3       1.9       1.9
                                            ------    ------    ------    ------
  Pro forma net income....................  $ 84.6    $108.0    $101.9    $ 31.7
                                            ======    ======    ======    ======

                                                                            THREE MONTHS
                                             YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                            --------------------------    ----------------
                                             1996      1997      1998      1998      1999
                                            ------    ------    ------    ------    ------
Revenue...................................   100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales.............................    22.5      20.1      20.6      20.1      17.6
Cost of sales -- amortization of inventory
  step-up.................................      --        --       2.4        --        --
                                            ------    ------    ------    ------    ------
Gross profit..............................    77.5      79.9      77.0      79.9      82.4
                                            ------    ------    ------    ------    ------
Operating expenses:
  Distributor incentives..................    37.1      38.0      36.3      36.4      37.5
  Selling, general and administrative.....    22.1      21.2      22.1      21.1      24.8
  Distributor stock expense...............      .3       1.9        --        --        --
  In-process research and development.....      --        --       1.5        --        --
                                            ------    ------    ------    ------    ------
     Total operating expenses.............    59.5      61.1      59.9      57.5      62.3
                                            ------    ------    ------    ------    ------
Operating income..........................    18.0      18.8      17.1      22.4      20.1
Other income (expense), net...............     1.4        .9       1.5       1.0        .8
                                            ------    ------    ------    ------    ------
Income before provision for income taxes
  and minority interest...................    19.4      19.7      18.6      23.4      20.9
Provision for income taxes................     6.5       5.8       6.9       7.2       7.7
Minority interest.........................     1.8       1.5        .3       1.4        --
                                            ------    ------    ------    ------    ------
Net income................................    11.1%     12.4%     11.4%     14.8%     13.2%
                                            ======    ======    ======    ======    ======
Unaudited supplemental data(1):
  Income before pro forma provision for
     income taxes and minority interest...    19.4%     19.7%     18.6%     23.4%
  Pro forma provision for income taxes....     7.2       7.5       7.2       8.6
  Pro forma minority interest.............     1.1        .9        .2        .9
                                            ------    ------    ------    ------
  Pro forma net income....................    11.1%     11.3%     11.2%     13.9%
                                            ======    ======    ======    ======


-------------------------

(1) Reflects adjustment for federal and state income taxes as if our subsidiaries had been taxed as C corporations rather than as S corporations for the years ended December 31, 1996, 1997 and 1998 and for the three-month period ended March 31, 1998.



THE THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1998



     REVENUE increased 2.6% to $233.8 million from $227.9 million for the three-month period ended March 31, 1999 compared with the same period in 1998. The increase in revenue resulted primarily from the favorable impact of strengthening foreign currencies relative to the U.S. dollar during the first quarter of 1999 compared to the same period in 1998.



     Revenue in North Asia, which consists of Japan and South Korea, increased 10.1% to $173.0 million for the three-month period ended March 31, 1999, from $157.1 million for the same period in 1998. This increase was primarily due to the revenue increase in Japan of 9.7% for the three-month period ended March 31, 1999 compared with the same period in 1998. This increase in revenue in Japan resulted from the strengthening of the Japanese yen relative to the U.S. dollar during the three-month period ended March 31, 1999 compared to the same period in 1998. Revenue in Japan for the three-month period ended March 31, 1999 in Japanese yen remained constant compared to the same period in 1998 due primarily to the continued economic recession in Japan. Revenue in South Korea during the three-month period ended March 31, 1999 increased 36.7% compared to the same period in 1998 as a result of both a strengthening of the South Korean won and a 22.9% increase in revenue on a local currency basis.

     Revenue in Southeast Asia, which consists of Taiwan, Thailand, Hong Kong, the Philippines, Australia and New Zealand, totaled $37.0 million for the three-month period ended March 31, 1999, a decrease of 19.7% from revenue of $46.1 million for the same period in 1998. This decrease in revenue resulted primarily from a decline of 18.9% in revenue in Taiwan. Our operations in Taiwan have continued to suffer the impact of increased competition, and the PRC's temporary ban on direct selling, where many Taiwanese distributors had hoped to expand their businesses. In addition, our operations in Thailand and the Philippines have continued to be impacted negatively by the region's economic recession.



     Revenue in our other markets, which include the United Kingdom, Germany, Italy, the Netherlands, France, Belgium, Spain, Portugal, Ireland, Austria, Poland, Denmark, Sweden, Brazil, the United States and sales to and license fees from our remaining private affiliates, decreased 4.0% to $23.7 million for the three-month period ended March 31, 1999 from $24.7 million for the same period in 1998. This modest decrease was primarily due to increased revenue generated by our North American private affiliates during the first quarter of 1998 as a result of a successful global convention held during the first quarter of 1998 which was not repeated during the first quarter of 1999.



     GROSS PROFIT as a percentage of revenue was 82.4% for the three-month period ended March 31, 1999 compared to 79.9% for the same period in 1998. The increase in the gross profit as a percentage of revenue for the three-month period ended March 31, 1999 resulted from the strengthening of the Japanese yen and other Asian currencies relative to the U.S. dollar, higher margin sales to distributors in the United States following the termination of our license agreement with Nu Skin USA, local manufacturing efforts and reduced duty rates. We purchase a significant majority of goods in U.S. dollars and recognize revenue in local currency and are consequently subjected to exchange rate risks in our gross margins.



     DISTRIBUTOR INCENTIVES as a percentage of revenue increased to 37.5% for the three-month period ended March 31, 1999 from 36.4% for the same period in 1998. The primary reason for this increase in the first quarter of 1999 was that following the termination of the license agreement with Nu Skin USA, we began selling products directly to distributors in the United States and paying the requisite commissions related to those sales.



     SELLING, GENERAL AND ADMINISTRATIVE expenses as a percentage of revenue increased to 24.8% for the three-month period ended March 31, 1999 from 21.1% for the same period in 1998. In dollar terms, selling, general and administrative expenses increased to $58.0 million for the three-month period ended March 31, 1999 from $48.1 million for the same period in 1998. This increase as a percentage of revenue and in dollar terms was due to stronger foreign currencies in the first quarter of 1999 which resulted in higher expenses in foreign markets, additional overhead expenses relating to the operations in the United States and an additional $3.5 million in amortization of intangible assets and inventory step-up resulting from our acquisitions of Nu Skin International and Pharmanex.



     OPERATING INCOME decreased 7.6% to $47.1 million for the three-month period ended March 31, 1999 from $51.0 million for the same period in 1998. Operating margin decreased to 20.1% for the three-month period ended March 31, 1999 from 22.4% for the same period in 1998. The operating income and margin decreases resulted primarily from the increases in distributor incentives and selling, general and administrative expenses and was partially offset by the gross margin improvement during the first quarter of 1999.



     OTHER INCOME was $1.8 million for the three-month period ended March 31, 1999 and $2.2 million for the same period in 1998. We recognized hedging gains from forward contracts and intercompany loans in both the first quarters of 1999 and 1998. The hedging gains and interest income on our cash balances in the first quarter of 1999 were partially offset by the interest expense relating to our outstanding debt.

     PROVISION FOR INCOME TAXES increased 10.4% to $18.1 million for the three-month period ended March 31, 1999 from $16.4 million for the same period in 1998 due to an increase in the effective tax rate from 30.9% during the first quarter of 1998 to 37.0% for the first quarter of 1999 and is partially offset by higher income during the first quarter of 1998. This increase in the effective tax rate is due to Nu Skin International and its affiliates being taxed as C corporations rather than as S corporations during the first quarter of 1999.



     MINORITY INTEREST represents the ownership interest of Nu Skin International held by individuals who are not immediate family members. The minority interest was purchased as part of the acquisition of Nu Skin International on March 26, 1998.



     NET INCOME decreased by $2.9 million or 8.6% to $30.8 million for the three-month period ended March 31, 1999 from $33.7 million for the same period in 1998 due to the increased distributor incentives, selling, general and administrative expenses and income taxes. Net income as a percentage of revenue decreased to 13.2% for the three-month period ended March 31, 1999 from 14.8% for the same period in 1998.


1998 COMPARED TO 1997

     REVENUE decreased 4.2% to $913.5 million from $953.4 million for the years ended December 31, 1998 and 1997, respectively. The decrease in revenue resulted primarily from significant weakening of the Japanese yen and other Asian currencies relative to the U.S. dollar, an increasing competitive environment in Taiwan and the economic recession in Asia, particularly in South Korea and Thailand. These factors more than offset the increase in revenue from our other markets including license fees from and product sales to our private North American affiliated entities.

     Revenue in North Asia, which consists of Japan and South Korea, decreased 1.2% to $665.5 million from $673.6 million for the years ended December 31, 1998 and 1997, respectively. The economic recession and a weakened currency in South Korea resulted in a significant decline in South Korean revenue from $74.2 million for the year ended December 31, 1997 to $11.4 million in 1998. This revenue decline was partially offset by revenue in Japan which increased from $599.4 million for the year ended December 31, 1997 to $654.2 million in 1998. In spite of the economic recession in Japan, our company recorded increases in revenue in Japan of 9.1% in U.S. dollar terms and 17.6% in local currency terms from 1997 to 1998. This increase is attributed to continued growth of the personal care and nutritional product lines and a strong Japanese distributor force.


     Revenue in Southeast Asia, which consists of Taiwan, Thailand, Hong Kong, the Philippines, Australia and New Zealand, totaled $159.7 million for the year ended December 31, 1998, down from revenue of $225.3 million for the year ended December 31, 1997, a decrease of 29.1%. Our operations in Taiwan have continued to suffer the impact of increased competition, currency devaluation and the PRC's temporary ban on direct selling, where many Taiwanese distributors had hoped to expand their businesses, which resulted in a decline in revenue from $168.6 million in 1997 to $119.5 million in 1998. In addition, our operations in Thailand have been impacted negatively by Thailand's economic recession and currency devaluation resulting in a revenue decrease to $8.3 million in 1998 from $22.8 million in 1997.


     The declines in North and Southeast Asia were partially offset by aggregate revenue increases in our other markets, which include the United Kingdom, Germany, Italy, the Netherlands, France, Belgium, Spain, Portugal, Ireland, Austria, Poland, Denmark, Sweden, Brazil and product sales to and license fees from our North American private affiliates. Aggregate revenue in these markets increased to $88.3 million for the year ended December 31, 1998 from $54.5 million for the year ended December 31, 1997, an increase of 62.0%. These increases were primarily due to increased revenue from our North American private affiliates following a successful global convention held in the first quarter of 1998, as well as increased sales from the openings of our operations in Poland,

Denmark, Sweden and Brazil in 1998 and the introduction of nutritional products in several European markets in 1998.

     GROSS PROFIT as a percentage of revenue was 77.0% for the year ended December 31, 1998 compared to 79.9% for the year ended December 31, 1997. The amortization of the step-up of inventory from the Nu Skin International acquisition increased cost of sales by $21.6 million for the year ended December 31, 1998. Without this nonrecurring charge, gross profit as a percentage of revenue would have been 79.4% for the year ended December 31, 1998. Nu Skin Enterprises purchases goods in U.S. dollars and recognizes revenue in local currency and is consequently subjected to exchange rate risks in its gross margins. The negative pressure on gross margins, primarily due to weakened currencies throughout our Asian markets, was somewhat offset by gross margin improvement as a result of price increases in certain markets in 1998. In addition, increased local manufacturing, including the local manufacturing in Taiwan of LIFEPAK, our leading nutritional product, improved and stabilized gross margins.

     DISTRIBUTOR INCENTIVES as a percentage of revenue decreased to 36.3% for the year ended December 31, 1998 from 38.0% for the year ended December 31, 1997. The primary reason for this decrease was increased revenue in 1998 from product sales to and license fees from our North American private affiliates which was not subject to incentives being paid by Nu Skin Enterprises.

     SELLING, GENERAL AND ADMINISTRATIVE expenses as a percentage of revenue increased to 22.1% for the year ended December 31, 1998 from 21.2% for the year ended December 31, 1997. This increase as a percentage of revenue was primarily due to weakened Asian currencies and continued U.S. dollar-based selling, general and administrative expenses. In dollar terms, selling, general and administrative expenses increased slightly from $201.9 million in 1997 to $202.2 million in 1998.

     DISTRIBUTOR STOCK EXPENSE of $17.9 million for the year ended December 31, 1997 reflects a one-time grant of distributor stock options at an exercise price of $5.75 per share, 25% of the per share offering price in our initial public offering completed in November 1996. This non-cash expense is nonrecurring and was only recorded in the fourth quarter of 1996 and in each of the four quarters of 1997. There are currently no plans to repeat this or other similar distributor stock incentive programs.

     IN-PROCESS RESEARCH AND DEVELOPMENT expense of $13.6 million for the year ended December 31, 1998 reflects a one-time expense for research and development intangible assets purchased in the Pharmanex acquisition during the fourth quarter of 1998. This non-cash expense is nonrecurring and was only recorded in the fourth quarter of 1998.

     OPERATING INCOME decreased 13.3% to $156.2 million for the year ended December 31, 1998 from $180.2 million in 1997. Operating margin decreased to 17.1% in 1998 from 18.8% in 1997. The operating income and margin decreases resulted from declines in U.S. dollar revenue in North and Southeast Asia, lower gross margins as a result of significant weakening in foreign currencies in North and Southeast Asia and by the nonrecurring amortization of inventory step-up and in-process research and development expenses recorded in our other markets in 1998, and was partially offset by the distributor stock expense recorded in 1997.

     OTHER INCOME increased to $13.6 million for the year ended December 31, 1998 from $9.0 million for the year ended December 31, 1997. The increase was primarily caused by Japanese yen-based hedging gains from forward contracts and intercompany loans during 1998.

     PROVISION FOR INCOME TAXES increased to $62.8 million for the year ended December 31, 1998 from $55.7 million for the year ended December 31, 1997 due to an increase in the effective tax rate from 29.4% in 1997 to 37.0% in 1998, which more than offset the decreased operating income in 1998 compared to 1997. The increase in the effective tax rate is due to Nu Skin International and its affiliates being taxed as C corporations rather than as S corporations during most of 1998. The pro forma provision for income taxes decreased to $66.0 million for the year ended December 31, 1998 from $71.9 million for the year ended December 31, 1997 due to decreased income in 1998. The pro forma provision for income taxes presents income taxes as if Nu Skin International and its affiliates had been taxed as C corporations rather than as S corporations for the years ended December 31, 1998 and 1997.

     MINORITY INTEREST represents the ownership interest of Nu Skin International held by individuals who are not immediate family members. The minority interest was purchased as part of the acquisition of Nu Skin International on March 26, 1998.

     NET INCOME decreased by $14.6 million to $103.9 million for the year ended December 31, 1998 compared with the same period in 1997 primarily due to the amortization of inventory step-up and in-process research and development expense recorded in 1998 partially offset by distributor stock expense recorded in 1997. Net income as a percentage of revenue decreased to 11.4% for the year ended December 31, 1998 as compared to 12.4% for the same period in 1997.

1997 COMPARED TO 1996

     REVENUE increased 25.2% to $953.4 million from $761.6 million for the years ended December 31, 1997 and 1996, respectively. The increase in revenue resulted primarily from continued revenue growth in North and Southeast Asia related to the personal care and nutritional product lines.

     Revenue in North Asia, which consists of Japan and South Korea, increased 34.1% to $673.6 million from $502.4 million for the years ended December 31, 1997 and 1996, respectively. Revenue in Japan increased from $380.0 million for the year ended December 31, 1996 to $599.4 million in 1997. This increase in revenue was primarily a result of continued growth of the personal care and nutritional product lines, which grew 43.8% and 94.9%, respectively, in 1997 and 1996. Additionally, revenue in Japan increased following a distributor convention held in the first quarter of 1997 and the sponsorship of the Japan Supergames featuring National Basketball Association stars in the third quarter of 1997. Offsetting revenue growth in North Asia was the decrease in revenue in South Korea from $122.3 million in 1996 to $74.2 million in 1997, which was primarily due to government and media actions targeted at sellers of foreign or luxury goods, volatile economic conditions and a weakened currency in South Korea.

     Revenue in Southeast Asia, which consists of Taiwan, Thailand, Hong Kong, Australia and New Zealand increased to $225.3 million for the year ended December 31, 1997 from revenue of $183.7 million for the year ended December 31, 1996, an increase of 22.6%. Revenue in Taiwan increased to $168.6 million in 1997 from $154.5 million in 1996, an increase of 9.1%, primarily as a result of growth in nutritional product sales following the late 1996 introduction of LIFEPAK, our leading nutritional supplement. In addition, our operations in Thailand commenced in March 1997 and generated revenue of $22.8 million in 1997. Revenue in Hong Kong increased to $21.3 million in 1997 from $17.0 million in 1996 as a result of growth in nutritional product sales following the introduction of LIFEPAK in the first quarter of 1997.

     The increases in North and Southeast Asia were partially offset by an aggregate revenue decrease in our other markets, which include the United Kingdom, Germany, Italy, the Netherlands, France, Belgium, Spain, Portugal, Ireland, Austria and product sales to and license fees from our North American private affiliates. Aggregate revenue in these markets decreased to $54.5 million for the year ended December 31, 1997 from $75.5 million for the year ended December 31, 1996, a decrease of 27.8%. These decreases were primarily due to higher revenue recorded in 1996 as a result of a successful global convention held in 1996 by our North American private affiliates.

     GROSS PROFIT as a percentage of revenue was 79.9% for the year ended December 31, 1997 compared to 77.5% for the year ended December 31, 1996. Gross margin improvement resulted from price increases throughout North and Southeast Asia which occurred during the second quarter of

1997. In addition, increased local manufacturing efforts were designed to improve and stabilize gross margins.

     DISTRIBUTOR INCENTIVES as a percentage of revenue increased to 38.0% for the year ended December 31, 1997 from 37.1% for the year ended December 31, 1996. The primary reason for this increase was decreased revenue in 1997 from product sales to and license fees from our North American private affiliates which was not subject to incentives being paid by Nu Skin Enterprises.

     SELLING, GENERAL AND ADMINISTRATIVE expenses as a percentage of revenue decreased to 21.2% for the year ended December 31, 1997 from 22.1% for the year ended December 31, 1996. In dollar terms, selling, general and administrative expenses increased from $168.7 million in 1996 to $201.9 million in 1997. This increase, in dollar terms, was primarily due to increased promotion expenses of approximately $4.0 million resulting from the expense of sponsoring the Japan Supergames and approximately $2.0 million resulting from distributor conventions held during the first quarter of 1997. In addition, other general and administrative expenses were higher in 1997 as a result of expenses of operating as a public company and as a result of increased spending in each of our markets to support current operations. These increased costs were offset as a percentage of revenue by increased operating efficiencies as our revenue increased.

     DISTRIBUTOR STOCK EXPENSE of $17.9 million and $2.0 million for the years ended December 31, 1997 and 1996, respectively, reflects a one-time grant of distributor stock options at an exercise price of $5.75 per share, 25% of the per share offering price in our initial public offering completed in November 1996. This non-cash expense is nonrecurring and was only recorded in the fourth quarter of 1996 and in each of the four quarters of 1997.

     OPERATING INCOME increased 31.3% to $180.2 million for the year ended December 31, 1997 from $137.1 million in 1996. Operating margin increased to 18.8% in 1997 from 18.0% in 1996. The operating income and margin increases resulted from increases in U.S. dollar revenue in North and Southeast Asia and improved gross margins as a result of price changes during the second quarter of 1997 in North and Southeast Asia, which were partially offset by the $17.9 million distributor stock expense recorded in 1997.

     OTHER INCOME decreased to $9.0 million for the year ended December 31, 1997 from $10.8 million for the year ended December 31, 1996. The decrease was primarily caused by the exchange losses relating to intercompany balances denominated in foreign currencies offset by hedging gains from forward contracts and intercompany loans.

     PROVISION FOR INCOME TAXES increased to $55.7 million for the year ended December 31, 1997 from $49.5 million for the year ended December 31, 1996 due to increased income that was offset partially by the decrease in the effective tax rate to 29.4% from 33.5% for the same periods. The decrease in the effective tax rate is due to our termination of our S corporation status during 1996. The pro forma provision for income taxes increased to $71.9 million for the year ended December 31, 1997 from $54.7 million for the year ended December 31, 1996 due to increased income in 1997. The pro forma provision for income taxes presents income taxes as if Nu Skin International and its affiliates had been taxed as C corporations rather than as S corporations for the years ended December 31, 1997 and 1996.

     MINORITY INTEREST represents the ownership interest of Nu Skin International held by individuals who are not immediate family members. The minority interest was purchased as part of the acquisition of Nu Skin International on March 26, 1998.

     NET INCOME increased by $33.8 million to $118.5 million for the year ended December 31, 1997 compared with the same period in 1996 due primarily to the increase in revenue and improvements in gross margins in 1997 partially offset by distributor stock expense recorded in 1997. Net income as a percentage of revenue increased to 12.4% for the year ended December 31, 1997 as compared to 11.1% for the same period in 1996.

LIQUIDITY AND CAPITAL RESOURCES


     Historically, our principal needs for funds have been for distributor incentives, working capital (principally inventory purchases), operating expenses, capital expenditures and the development of operations in new markets. Nu Skin Enterprises has generally relied entirely on cash flow from operations to meet its business objectives without incurring long-term debt to unrelated third parties to fund operating activities.



     Nu Skin Enterprises generates significant cash flow from operations due to favorable gross margins and minimal capital requirements. Additionally, we do not generally extend credit to distributors but require payment prior to shipping products. This process eliminates the need for significant accounts receivable from distributors. During the first quarter of each year, our company pays significant accrued income taxes in many foreign jurisdictions including Japan. These large cash payments generally more than offset significant cash generated in the first quarter. During the three months ended March 31, 1999, we generated $10.9 million from operations compared to using $2.3 million during the three months ended March 31, 1998. This increase in cash generated from operations primarily related to reduced purchases of inventory during the first quarter of 1999 compared to the same period in 1998. During the year ended December 31, 1998, we generated $118.6 million from operations compared to $108.6 million generated during the year ended December 31, 1997. Cash generated from operations in 1997 was affected by the repayment of significant related party payables to our North American private affiliates. In addition, we had reduced purchases of inventories and other assets in 1998.



     As of March 31, 1999, working capital was $120.2 million compared to $164.6 million as of December 31, 1998. This decrease is primarily due to the increase at March 31, 1999 in the current portion of long-term debt. Cash and cash equivalents at March 31, 1999 and December 31, 1998 were $160.0 million and $188.8 million, respectively.



     Capital expenditures, primarily for equipment, computer systems and software, office furniture and leasehold improvements, were $3.4 million for the three months ended March 31, 1999, and $18.3 million and $14.4 million for the years ended December 31, 1998 and 1997, respectively. In addition, Nu Skin Enterprises anticipates capital expenditures in 1999 of approximately $35.0 million to further enhance its infrastructure, including enhancements to computer systems and software and call-center facilities in order to accommodate anticipated future growth.



     In March 1998, we completed the acquisition of Nu Skin International and its affiliates in Europe, Australia and New Zealand for $70.0 million in preferred stock, which subsequently converted into Class A common stock, and long-term notes payable to the stockholders of Nu Skin International and such affiliates totaling approximately $6.2 million. Also, as part of the Nu Skin International acquisition, Nu Skin Enterprises assumed approximately $171.3 million in S distribution notes and incurred acquisition costs totaling $3.0 million. During the second quarter of 1998, the S distribution notes and long-term notes payable to the Nu Skin International stockholders were paid in full with proceeds from the credit facility described below. In addition, Nu Skin International and Nu Skin Enterprises met earnings growth targets in 1998 resulting in a contingent payment payable to the Nu Skin International stockholders of $25.0 million as of March 31, 1999. Contingent upon Nu Skin International and Nu Skin Enterprises meeting earnings growth targets over the next three years, we may pay up to $25.0 million in cash in each of the next three years to the Nu Skin International stockholders. The contingent consideration of $25.0 million earned in 1998 was paid in the second quarter of 1999 and has been accounted for as an adjustment to the purchase price and allocated to the assets and liabilities of Nu Skin International and its previously private affiliates. Any additional contingent consideration paid over the next three years, if any, will be accounted for in a similar manner.

     In May 1998, Nu Skin Enterprises and its Japanese subsidiary Nu Skin Japan Co., Ltd. entered into a $180.0 million credit facility with a syndicate of financial institutions for which ABN-AMRO, N.V. acted as agent. This credit facility was used to satisfy liabilities which were assumed as part of the Nu Skin International acquisition. Nu Skin Enterprises borrowed $110.0 million and Nu Skin Japan borrowed the Japanese yen equivalent of $70.0 million denominated in local currency. Payments totaling $41.6 million were made during the second quarter of 1998 and payments totaling $14.5 million were made during the first quarter of 1999 relating to the $180.0 million credit facility. As of March 31, 1999, the balance relating to the $180.0 million credit facility totaled $136.0 million of which approximately $52.3 million is due in 2000 and approximately $83.7 million will be due in 2001. The U.S. portion of the credit facility bears interest at either a base rate as specified in the credit facility plus an applicable margin or the London Inter-Bank Offer Rate plus an applicable margin, in the borrower's discretion. The Japanese portion of the credit facility bears interest at the applicable Tokyo Inter-Bank Offer Rate plus an applicable margin. The maturity date for the credit facility is three years from the borrowing date, with a possible extension of the maturity date upon approval of the lenders. The credit facility provides that the amounts borrowed are to be used for general corporate purposes. We are currently in compliance with all financial and other covenants under the credit facility. During 1998, we entered into a $10.0 million revolving credit agreement with ABN-AMRO, N.V. Advances are available under the agreement through May 18, 2000 with a possible extension upon approval of the lender. There were no outstanding balances under this credit facility at December 31, 1998 and March 31, 1999.



     During 1998, the board of directors authorized Nu Skin Enterprises to repurchase up to $20.0 million of our outstanding shares of Class A common stock. As of March 31, 1999, we had repurchased 997,954 shares for an aggregate price of approximately $12.2 million. In addition, in March 1999, the board of directors separately authorized and Nu Skin Enterprises completed the purchase of approximately 700,000 shares of our Class A common stock from Nu Skin USA and certain stockholders for approximately $10.0 million.


     As part of the Pharmanex acquisition, we assumed approximately $34.0 million in liabilities and incurred acquisition costs totaling $1.3 million. The net assets acquired totaling $3.6 million include net deferred tax assets totaling $0.8 million. In connection with the closing of the Pharmanex acquisition, Nu Skin Enterprises paid approximately $29.0 million relating to the assumed liabilities.


     In March 1999, Nu Skin International terminated its distribution license and various other license agreements with Nu Skin USA and paid Nu Skin USA a $10.0 million termination fee. We also, through a newly formed wholly-owned subsidiary, acquired selected assets of Nu Skin USA and assumed approximately $8.0 million of Nu Skin USA liabilities in March 1999.


     We have entered into an agreement to acquire our affiliate Big Planet for an aggregate of approximately $37.0 million, of which approximately $14.5 million is payable in the form of a promissory note and approximately $22.5 million is payable in cash. We currently expect this transaction to close by June 30, 1999. We have also agreed to loan to Big Planet up to $7.5 million to fund its operations through the closing of the acquisition. Big Planet incurred operating losses of approximately $22.0 million in 1998 and we anticipate Big Planet will continue to incur operating losses in the foreseeable future.


     Nu Skin Enterprises had related party payables of $25.0 million and $25.1 million at December 31, 1998 and March 31, 1999, respectively. In addition, we had related party receivables of $22.3 million and $23.1 million, respectively, at those dates. Related party balances outstanding in excess of 60 days bear interest at a rate of 2% above the U.S. prime rate. As of March 31, 1999, no material related party payables or receivables had been outstanding for more than 60 days.

     We lease office space and computer hardware under noncancellable long-term operating leases. Minimum future operating lease obligations at December 31, 1998 were $29.6 million with minimum obligations for 1999 of $8.9 million.

     We consider Nu Skin Enterprises to be liquid and able to meet its obligations on both a short and long-term basis. We currently believe existing cash balances together with future cash flows from operations will be adequate to fund cash needs relating to the implementation of our strategic plans.

YEAR 2000

     Nu Skin Enterprises has developed a comprehensive plan to address Year 2000 issues. In connection with this plan, our company has established a committee that is responsible for assessing and testing our systems to identify Year 2000 issues, and overseeing the upgrade or remediation of non-compliant Year 2000 systems. This committee reports on a regular basis to our executive management team and the audit committee of the board of directors on the progress and status of the plan and the Year 2000 issues affecting us.


     To date, we have completed a broad scope assessment and audit of our information technology systems and non-information technology systems to identify and prioritize potential Year 2000 issues and are currently performing a micro-based assessment designed to identify specific Year 2000 issues at the hardware, software and processing levels. Through this process, we have identified potential Year 2000 issues in our information systems, and we are in the process of addressing these issues through upgrades and other remediation. We currently estimate that the cost of all upgrades related to Year 2000 issues, including scheduled upgrades intended primarily to increase efficiencies within Nu Skin Enterprises and also address Year 2000 issues, is anticipated to be approximately $10.0 million through 1999, which we anticipate will be funded by cash from operations. To date, we have spent approximately $3.0 million. We currently anticipate that we will complete the micro-based analysis and remediation on all of our significant in-house systems by the third quarter of 1999. Through the remainder of 1999, we will continue to run broad scope tests of our in-house systems to confirm that we have adequately addressed all Year 2000 issues and continue our work on the systems of our foreign offices.



     As part of the Year 2000 plan, we are also assessing and monitoring our vendors and suppliers and other third parties for Year 2000 readiness. To date the committee has sent questionnaires to these third parties seeking their assessment and evaluation of their own Year 2000 readiness and has received responses back from a substantial majority of these third parties. Members of the committee have already begun follow-up calls to our top 50 vendors and plan to visit our significant suppliers and vendors in person for purposes of evaluating their Year 2000 readiness and sharing Year 2000 information. Nu Skin Enterprises will continue the follow-up with third party vendors throughout the remainder of 1999.



     Based on our evaluation of the Year 2000 issues affecting Nu Skin Enterprises, we believe that Year 2000 readiness of our vendors and suppliers, which is beyond our control, is currently the most significant area of risk, particularly in our foreign markets. We do not believe it is possible at this time to quantify or estimate the most reasonable worst case Year 2000 scenario. However, we are beginning to formulate contingency plans to limit, to the extent possible, interruption of our operations arising from the failure of third parties to be Year 2000 compliant as we move forward in the implementation of our Year 2000 plan. We will continue to work with third parties as indicated above to further evaluate and quantify this risk and will continue the development of contingency plans throughout the remainder of 1999 as this process moves forward. There can be no assurance, however, that we will be able to successfully identify and develop contingency plans for all Year 2000 issues that could, directly or indirectly, harm our operations, some of which are beyond our control. In particular, we cannot predict or evaluate domestic and foreign governments' and utility companies' preparation for the Year 2000 or the readiness of other third parties (domestic and foreign) that do not have relationships with us, and the resulting impact that the failure of such parties to be Year 2000 compliant may have on the economy in general and on our business.

     The foregoing discussion of the Year 2000 issues contains forward-looking statements that represent our current expectations or beliefs. These forward-looking statements are subject to risks and uncertainties that could cause outcomes to be different from those currently anticipated including those risks identified in "Risk Factors."

SEASONALITY AND CYCLICALITY

     In addition to general economic factors, the direct selling industry is impacted by seasonal factors and trends such as major cultural events and vacation patterns. For example, Japan, Taiwan, Hong Kong, South Korea and Thailand celebrate their respective local New Year in our first quarter. We believe that direct selling in Japan and Europe is also generally negatively impacted during the month of August, which is in our third quarter, when many individuals traditionally take vacations.

     Nu Skin Enterprises has experienced rapid revenue growth in most of its new markets from the commencement of operations. In Japan, Taiwan and Hong Kong, the initial rapid growth was followed by a short period of stable or declining revenue followed by renewed growth fueled by new product introductions, an increase in the number of active distributors and increased distributor productivity. In South Korea, Nu Skin Enterprises experienced a significant decline in its 1997 revenue from revenue in 1996 and experienced additional quarterly sequential declines in 1998. Revenue in Thailand also decreased significantly after the commencement of operations in March 1997. We believe that the revenue declines in South Korea and Thailand were partly due to normal business cycles in new markets, but were primarily due to volatile economic conditions and weakened currencies in those markets. Revenue declines in South Korea also resulted from government and media actions targeted at sellers of foreign and luxury goods. In addition, we may experience variations on a quarterly basis in our results of operations, as new products are introduced and new markets are opened. No assurance can be given that our revenue growth rate in new markets where Nu Skin operations have not commenced will follow this pattern.

QUARTERLY RESULTS

     The following table sets forth certain unaudited quarterly data for the periods shown, restated for the Nu Skin International acquisition.


                                                    1997                                        1998                       1999
                                  ----------------------------------------    ----------------------------------------    -------
                                    1ST        2ND        3RD        4TH        1ST        2ND        3RD        4TH        1ST
                                  QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
                                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenue.........................  $224.2     $245.9     $243.1     $240.2     $227.9     $209.1     $217.9     $258.7     $233.8
Gross profit....................   179.0      195.3      194.4      193.5      182.2      151.5      164.9      204.9      192.8
Operating income................    38.3       46.7       45.7       49.6       51.0       29.6       37.4       38.3       47.1
Net income......................    25.7       30.0       30.7       32.0       33.7       22.0       25.5       22.8       30.8
Net income per share:
    Basic.......................    0.31       0.36       0.37       0.39       0.41       0.26       0.30       0.26       0.35
    Diluted.....................    0.29       0.34       0.35       0.37       0.39       0.25       0.30       0.26       0.35


CURRENCY RISK AND EXCHANGE RATE INFORMATION

     A majority of our revenue and many of our expenses are recognized primarily outside of the United States except for inventory purchases which are primarily transacted in U.S. dollars from vendors in the United States. Each subsidiary's local currency is considered the functional currency. All revenue and expenses are translated at weighted average exchange rates for the periods reported. Therefore, our reported sales and earnings will be positively impacted by a weakening of the U.S. dollar and will be negatively impacted by a strengthening of the U.S. dollar.

     Given the uncertainty of exchange rate fluctuations, we cannot estimate the effect of these fluctuations on our future business, product pricing, results of operations or financial condition. However, because a majority of our revenue is realized in local currencies and the majority of our cost of sales is denominated in U.S. dollars, our gross profits will be positively affected by a weakening in the U.S. dollar and will be negatively affected by a strengthening in the U.S. dollar. We seek to reduce our exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency exchange contracts and through intercompany loans of foreign currency. We do not use such derivative financial instruments for trading or speculative purposes. We regularly monitor our foreign currency risks and periodically take measures to reduce the impact of foreign exchange fluctuations on our operating results.


     Nu Skin Enterprises' foreign currency derivatives are comprised of over-the-counter forward contracts with major international financial institutions. As of March 31, 1999, the primary currency for which we had net underlying foreign currency exchange rate exposure was the Japanese yen. Based on our foreign exchange contracts at March 31, 1999 as discussed in Note 14 of the notes to the Consolidated Financial Statements included in this prospectus, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Japanese yen would not result in significant other income or expense recorded in the Consolidated Statements of Income.


     Following are the weighted average currency exchange rates of US$1 into local currency for each of our markets in which revenue exceeded US$5.0 million for at least one of the quarters listed:

                                       1996                                    1997                               1998
                       -------------------------------------   -------------------------------------   ---------------------------
                         1ST       2ND       3RD       4TH       1ST       2ND       3RD       4TH       1ST       2ND       3RD
                       QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Japan(1).............   105.8     107.5     109.0     112.9     121.4     119.1     118.1      125.6     128.2     135.9     139.5
Taiwan...............    27.4      27.4      27.5      27.5      27.5      27.7      28.4       31.0      32.8      33.6      34.5
Hong Kong............     7.7       7.7       7.7       7.7       7.7       7.7       7.7        7.7       7.7       7.8       7.8
South Korea..........   782.6     786.5     815.5     829.4     863.9     889.6     894.8    1,097.0   1,585.7   1,392.6   1,327.0
Thailand.............    25.2      25.3      25.3      25.5      26.0      25.4      31.5       40.3      45.1      40.3      40.9

                        1998      1999
                       -------   -------
                         4TH       1ST
                       QUARTER   QUARTER
                       -------   -------
Japan(1).............    119.3     116.8
Taiwan...............     32.6      32.6
Hong Kong............      7.8       7.8
South Korea..........  1,278.9   1,197.6
Thailand.............     37.1      37.1


-------------------------
(1) Since January 1, 1992, the highest and lowest exchange rates for the Japanese yen have been 147.3 and 80.6, respectively.

                                    BUSINESS

GENERAL

     Nu Skin Enterprises is a leading, global direct selling company that develops and distributes premium-quality, innovative personal care products and nutritional supplements. Recently, we entered into an agreement to acquire our affiliate, Big Planet, an Internet service provider that also offers Internet devices, Web site development and hosting, online shopping and telecommunications products and services. We are one of the largest direct selling companies in the world and currently operate in 27 countries throughout Asia, North and South America and Europe. We currently have a network of over 500,000 active distributors.

RECENT STRATEGIC DEVELOPMENTS

     We have undertaken a number of strategic initiatives since the beginning of 1998 which are designed to broaden our business both geographically and across product lines, simplify our management and corporate structure, diversify our revenue base and enhance our growth prospects.

     ACQUISITION OF NU SKIN AFFILIATES. At the beginning of 1998, we operated as the exclusive distribution vehicle for our affiliate Nu Skin International in the countries of Japan, Taiwan, Hong Kong (including Macau), Thailand and South Korea. We also had the right to expand into the Philippines, the PRC, Vietnam, Singapore, Malaysia and Indonesia.

     In March 1998, we acquired Nu Skin International and most of our other previously private affiliates. Through this acquisition, we obtained:

     - Nu Skin's existing operations in New Zealand, Australia and ten countries in Europe, and the right to enter all unopened markets,

     - Ownership of all rights to the Nu Skin distributor force, including all distributor agreements and the Global Compensation Plan, all trade names, trademarks, product formulations and other intellectual property rights associated with the Nu Skin business and products, and

     - Greater control over product development, manufacturing, pricing and the strategic development of the Nu Skin products and business opportunity offerings.


     In March 1999, our subsidiary Nu Skin International terminated its exclusive license and distribution agreements with Nu Skin USA related to Nu Skin operations in the United States and we commenced operations in the United States through a new wholly-owned subsidiary. On May 31, 1999, we acquired our other private affiliates operating in Canada, Mexico and Guatemala. As a result of these acquisitions, we now own all of the Nu Skin entities operating everywhere in the world and the right to expand into all future markets. We believe that the acquisitions of our Nu Skin affiliates will simplify our corporate structure by consolidating all of our Nu Skin operations under Nu Skin Enterprises.


     ACQUISITION OF PHARMANEX. In October 1998, we acquired Pharmanex, a research and development company and manufacturer of nutritional supplements. The acquisition of Pharmanex provides us with:

     - Substantial additional product research and development resources, a staff of approximately 30 scientists, working relationships with approximately 20 additional independent scientists and research centers in the PRC and the United States. These resources enhance our ability to continue to be an innovator of high quality nutritional supplements and our ability to apply high scientific standards to assure product standardization and substantiate product safety and efficacy,

     - Important clinical research and collaboration agreements and other relationships with several major universities in the United States and the PRC, which we believe will enhance our ability to perform cost-effective clinical trials to help demonstrate product efficacy and to substantiate product claims,

     - A line of existing natural nutritional supplements including CHOLESTIN, a well-publicized nutritional supplement shown to help promote healthy cholesterol levels, as well as a broad line of standardized botanical supplements, and

     - Global sourcing capabilities and an extraction facility in the PRC.

     PROPOSED ACQUISITION OF BIG PLANET. In addition, we have entered into an agreement to acquire Big Planet, an Internet service provider that also offers Internet devices, Web site development and hosting, online shopping and telecommunications products and services. The acquisition of Big Planet will enable us to attract a broader base of distributors and to offer our distributors a chance to participate in the dynamic business trends created by the Internet. Big Planet distributors can assist and instruct their customers in obtaining the latest technology products and services. During 1998, Nu Skin USA funded the operations of Big Planet in exchange for an 85% ownership interest in Big Planet. Prior to our acquisition of Nu Skin International, Nu Skin International agreed in principle to a license agreement and operating relationship with Big Planet pursuant to which Big Planet received the opportunity to access and use Nu Skin distributors in the United States. Big Planet's operations were launched in April 1998 at which time several of our leading distributors began pursuing the Big Planet business opportunity.

     We anticipate completing the Big Planet acquisition by June 30, 1999 subject to satisfaction of closing conditions and receipt of regulatory approvals. We cannot assure you, however, that we will be able to complete the acquisition of Big Planet. See "Risk Factors -- We may not complete our planned acquisition of Big Planet, and, even if we do complete this acquisition, we may not be able to operate Big Planet profitably" for more information about risks related to Big Planet and the proposed acquisition.

     EXPANSION OF OPERATIONS INTO ADDITIONAL COUNTRIES. Over the past several years we have successfully commenced operations in most of the major direct selling markets throughout the world. During 1998, we expanded our operations into five additional countries: Brazil, Sweden, Denmark, Poland and the Philippines. Brazil is one of the largest direct selling markets in the world. In 1999, we plan to enter two new markets, Iceland and Norway.

     CREATION OF DISTINCT, BRANDED PRODUCT DIVISIONS. In connection with our recent acquisitions, we are transitioning from managing our business based on a geographic model to managing our business based on product lines. Our three product-based divisions will offer three distinct business opportunities. Each of these business opportunities is specifically designed for the network marketing distribution channel, and each division will be managed and directed by a distinct management team.

     - Nu Skin Personal Care is our original product division, offering over 100 premium-quality personal care products that incorporate advanced formulas and high quality ingredients in several categories: facial care, body care, hair care and color cosmetics, as well as specialty products such as sun protection, oral hygiene and fragrances.

     - Pharmanex is our nutrition division, which incorporates our existing IDN (Interior Design Nutritionals) business and offers over 60 nutritional supplements in several categories: multivitamin and mineral products and supplements currently marketed under our IDN trademark, including LIFEPAK, our flagship nutritional supplement; five natural nutritional supplements and a broad line of standardized botanical supplements that we acquired in the Pharmanex acquisition; and a line of sports nutritional and general health solutions.

     - Big Planet is an Internet service provider that also offers Internet devices, Web site development and hosting, online shopping and telecommunications products and services. Big Planet currently has approximately 25,000 Internet service subscribers, approximately 15,000 long distance customers and hosts approximately 9,000 Web sites.

OPERATING STRENGTHS

     We believe that our historical operating experience, our recent and planned acquisitions and our shift toward a strategic, product-based divisional operating structure combine to give us the following operating strengths and competitive advantages:

     ESTABLISHED GLOBAL NETWORK OF OVER 500,000 DISTRIBUTORS. Over the past 15 years we have established a global network of over 500,000 independent distributors. We believe this network enables us to quickly enter new geographic markets, achieve rapid penetration for new products and launch new divisions. We provide a high level of personalized distributor support services that meet the needs and build the loyalty of our distributors as they build networks of downline distributors. For example, we will continue to make investments in technology and other corporate infrastructure designed to make it easier for distributors to build and manage a profitable business. By leveraging our other operating strengths, we intend to continue to create and maintain a business climate to promote growth in the number of our executive level distributors and increase distributor retention, motivation and profitability.

     DISTINCT, BRANDED PRODUCT DIVISIONS. Each of our separate, branded product divisions has a dedicated management team with extensive product and industry experience. For each division, the management team focuses on creating an attractive business opportunity for distributors, leading expansion into new markets, developing premium-quality products and increasing brand awareness and customer loyalty. The presidents of each of our Nu Skin Personal Care, Pharmanex and Big Planet divisions will have global profit and loss responsibility for their businesses. Each president will report directly to our chief executive officer to ensure that management direction is coordinated across divisions. While senior management in each division concentrates on the operations of that division, its efforts are supported by our corporate management's expertise in managing the network marketing channel and providing distributor support. Our corporate personnel additionally support division management in such areas as distributor management, finances, legal matters and human resources. We believe that the divisional structure will enable us to continuously renew the business opportunities of each division. Our branded product divisions should enable us to attract a broader base of distributors who can pursue the divisional business opportunity of greatest interest to them. This divisional structure will enable us in the future to launch other new business opportunities in new industries.

     INNOVATIVE, PREMIUM-QUALITY PRODUCT OFFERINGS. We believe we have developed an extensive portfolio of innovative, premium-quality products that appeal to broad markets and lead to repeat purchases. Furthermore, we are committed to continuously developing new, innovative premium-quality products. We believe this will increase brand recognition and distributor and customer loyalty. We sell personal care products with advanced formulas and high quality ingredients and nutritional products that are backed by scientific research. Big Planet currently provides convenient and reliable technology products and services through several leading technology companies. We believe we will be able to continue developing innovative products because of our product development expertise and our third-party research and development relationships.

     SEAMLESS GLOBAL DISTRIBUTOR COMPENSATION PLAN. We believe our Global Compensation Plan is among the most financially rewarding plans offered to distributors by network marketing companies. The plan can result in commissions to distributors aggregating up to 58% of the wholesale price of personal care and nutritional products. On a global basis, our commissions have averaged approximately 39% to 41% of revenue from commissionable sales over the last eight years. The Global Compensation Plan is seamlessly integrated across all markets in which distributors sell our products, allowing distributors to receive credit for global product sales rather than merely local product sales. We have enhanced our Global Compensation Plan to allow distributors to develop a seamless global network of downline distributors across all of our product divisions. We believe we are the first major network marketing company to fully compensate distributors for these cross-border and cross-divisional sales. We believe this flexibility will benefit us by allowing distributors to focus on one division while still being eligible to be compensated for sales generated by their downline distributors in other divisions. By developing a compensation plan and structure that do not penalize distributors for focusing on one division, distributors will be better able to develop expertise in an area of interest to them, which should allow them to provide a greater level of service to their downline distributors and customers. This structure will also promote distributor sales across divisions as distributors recruit downline distributors with interests in different business opportunities.

GROWTH STRATEGY

     Our growth strategy, designed to capitalize on our operating strengths, is to generate revenue and earnings growth and improve operating performance as follows:


     INTRODUCE PHARMANEX AND BIG PLANET IN EXISTING MARKETS. We intend to leverage our existing global distributor network to launch Pharmanex and Big Planet in countries in which we have other operations. We successfully launched our new Pharmanex division in the United States in February 1999 and anticipate launching Pharmanex throughout our current Asian markets in 1999 and early 2000, and in other markets during the next 18 months. Many of our existing markets, including Taiwan, Japan and Germany, have large markets for herbal supplements. We believe the Pharmanex division will enable us to further penetrate these markets.


     Big Planet began operations in the United States in April 1998. Upon completing our acquisition of Big Planet, we will continue to develop and refine the Big Planet division in the United States and then move this division into Japan within the next 18 months subject to obtaining regulatory approvals and licenses. Big Planet will provide us with an entirely new category of technology products and services that we believe will attract a new demographic of customers and distributors.

     DEVELOP NEW PRODUCTS. We intend to continue to develop new, innovative products and services in all divisions in order to enhance the appeal of each of our product offerings and business opportunities. New products tend to increase sales by existing distributors and attract new distributors. We plan to continue evaluating and enhancing our Nu Skin Personal Care products and introduce a new innovative alpha hydroxy acid treatment system. Through the additional product research and development resources we acquired in the Pharmanex acquisition, we intend to develop new nutritional supplements and to substantiate product claims and efficacy. For example, Pharmanex has under development a product designed to promote healthy bone structure for women. Upon completing our Big Planet acquisition, we plan to improve Big Planet's Internet facilities and operational platforms and explore new relationships with product suppliers and vendors so Big Planet can offer additional products and services.

     GENERATE INCREASED BRAND AWARENESS AND CUSTOMER LOYALTY. We intend to increase brand awareness and loyalty and sales to new and existing customers, through:

     - Increased promotional and public relations efforts focused on the Nu Skin Personal Care, Pharmanex and Big Planet brands, including using celebrity spokespersons such as Christie Brinkley, sponsoring the Nippon Challenge, the Japanese contender for the 2000 America's Cup Regatta, engaging in community support programs and generating clinical data suitable for publication,

     - Product research collaboration arrangements with major universities and research centers, including the UCLA Center for Human Nutrition/Pharmanex Phytochemical Laboratory and the Nu Skin Center for Dermatological Research at Stanford University Medical Center, to develop new product offerings and generate credible clinical data, and

     - Implementing systems designed to promote repeat purchases, including monthly automatic reordering and delivery.

     INCREASE PRODUCT PENETRATION IN EXISTING MARKETS. Our strategy in the near term will be to focus on expanding our direct selling market share in countries where we currently have operations. We intend to further penetrate our existing markets, particularly those in Europe and South America, by introducing existing products not yet available in those markets. For example, in Brazil to date we have only introduced 25 of over 100 possible Nu Skin Personal Care products, and no Pharmanex products or services. In the long term, we will continue to evaluate the growth prospects for direct selling in large developing markets such as the PRC, India and Eastern Europe.


     LEVERAGE INTERNET COMMUNICATIONS. Upon the completion of the Big Planet acquisition, we intend to leverage Big Planet's existing Internet infrastructure to further develop our e-commerce capabilities and strengthen our communications link to distributors and customers. We believe this enhanced communications platform will enable us to further attract and retain distributors and customers. For example, we are currently establishing a system that will allow customers to use identification numbers assigned to their distributors to access our Web sites and order products. This should ensure that the distributor is compensated for the sale and improve customer retention by providing the customer a means of directly contacting us.


OPERATING DIVISIONS

     We currently have two operating divisions: Nu Skin Personal Care, which offers our personal care line of products, and Pharmanex, which offers our nutritional supplements, including our IDN products. Upon the completion of the planned acquisition of Big Planet, Big Planet will become a third division that offers technology and telecommunications products and services.


     Presented below are the dollar amount and percentage of revenue of our Nu Skin Personal Care products, Pharmanex/IDN products and sales aids for each of the years ended December 31, 1996, 1997 and 1998. This table should be read together with the information presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations," which discusses the costs associated with generating the aggregate revenue presented.

                          REVENUE BY PRODUCT CATEGORY


                          YEAR ENDED          YEAR ENDED          YEAR ENDED         THREE MONTHS
                         DECEMBER 31,        DECEMBER 31,        DECEMBER 31,           ENDED
                             1996                1997                1998           MARCH 31, 1999
                       ----------------    ----------------    ----------------    ----------------
 OPERATING DIVISIONS      $         %         $         %         $         %         $         %
 -------------------   --------   -----    --------   -----    --------   -----    --------   -----
                                              (DOLLAR AMOUNTS IN THOUSANDS)
Nu Skin Personal
  Care...............  $554,974    72.9%   $604,078    63.4%   $531,915    58.2%   $130,344    55.8%
Pharmanex/IDN(1)
  (Nutritional
  Supplements).......   160,288    21.0     297,300    31.2     334,257    36.6      71,068    30.4
Sales Aids...........    46,376     6.1      52,044     5.4      47,322     5.2      32,339    13.8
                       --------   -----    --------   -----    --------   -----    --------   -----
     Total...........  $761,638   100.0%   $953,422   100.0%   $913,494   100.0%   $233,751   100.0%
                       ========   =====    ========   =====    ========   =====    ========   =====


-------------------------

(1) We acquired Pharmanex in October 1998, and we formally launched its products in the United States through our distributors in February 1999. Accordingly, the nutritional supplement revenue reflected in this table is composed almost entirely of sales from our IDN nutritional supplement line which constituted our nutritional product line prior to the Pharmanex acquisition.

NU SKIN PERSONAL CARE


     Overview. Nu Skin Personal Care is our original product line and business opportunity and currently consists of premium-quality lines of over 100 personal care products in the areas of facial care, body care, hair care, skin whiteners and color cosmetics, as well as specialty products such as sun protection, oral hygiene and fragrances. According to the WWD Beauty Report International, at the end of 1997 we were the tenth largest cosmetics company in Asia.


     Nu Skin Personal Care's strategy is to distribute high quality personal care products and treatments that utilize advanced formulas. For example, we were one of the first companies to market topical applications of various vitamins including Vitamins A, C and E. Other examples include the MHA REVITALIZING products, which utilize alpha and beta hydroxy acids to fight the signs of aging, and CELLTREX, a concentrated solution of aloe vera and other ingredients, designed to improve the skin's moisture content. We recently entered into a nine-year contract with Stanford University for directed research on skin care products and established the Nu Skin Center for Dermatological Research at Stanford University's School of Medicine. Nu Skin Personal Care also seeks to take advantage of our educated distributor force to provide consumers with a high level of information and instruction about our products and guidelines for using them effectively.

     In furtherance of this strategy, Nu Skin Personal Care intends to:

     - Relaunch the NU COLOUR cosmetics line in 1999 with improvements to shades, packaging and market positioning,

     - Develop and introduce new products that utilize advanced technologies and high quality ingredients, including a new, innovative treatment system to reduce the appearance of fine lines and wrinkles,

     - Direct research and clinical studies at the recently established Nu Skin Center for Dermatological Research at Stanford University's School of Medicine to assist in the development of new products and clinically prove effectiveness of new and existing products, and

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     - Enhance our online ordering process to further attract new customers and help retain existing customers by providing a simplified order process.

     Nu Skin Personal Care Products. Our current personal care products are divided into the following lines: facial care, body care, hair care, color cosmetics, sun protection, oral hygiene, fragrances, and speciality products. The Nu Skin Personal Care product line consists of over 100 products. We also offer product sets that include a variety of products in each product line as well as small, sample-size packages to facilitate product sampling by potential consumers. The product sets are especially popular during the opening phase of a new market, when distributors and consumers are anxious to purchase a variety of products, and during holiday and gift giving seasons in each market.


     The following is a brief description of each product line within the Nu Skin Personal Care division:



     Facial Care. The facial care line is the premier line of our personal care products and consists of 20 different cleansers, moisturizers and special treatments. Our cleansers and moisturizers allow users to cleanse thoroughly without causing dryness and to moisturize with effective humectants that allow the skin to attract and retain vital water. These products include: CELLTREX, a concentrated solution of aloe vera and other ingredients, designed to improve the skin's moisture content; REJUVENATING CREAM, a facial moisturizer and one of our most popular personal care products; and PH BALANCE FACIAL TONER, a product combining aloe vera and other ingredients. Our specialized treatment products utilize advanced formulas and ingredients designed for specific skin care conditions. Special treatment products include MHA REVITALIZING products, which utilize alpha and beta hydroxy acids to help fight the signs of aging, and SKIN BRIGHTENING COMPLEX, designed to lighten skin color and diminish the appearance of discoloration caused by sun exposure and aging.


     Body Care. Our line of body care products incorporates premium-quality ingredients to cleanse and condition skin. The body care product line consists of 12 different cleansers, moisturizers and special treatments. The cleansers are formulated without soaps, which dry the skin. Our moisturizers contain light but effective humectants and emollients. The body care line's special treatments include DERMATIC EFFECTS, a body contouring lotion containing extracts of hibiscus and malvaceae that has been clinically demonstrated to aid in preventing the appearance of cellulite and aging skin, and MHA REVITALIZING BODY LOTION. Other popular products in this line include BODY SMOOTHER, a moisturizing lotion, BODY BAR, a non-soap cleansing bar, and BODY CLEANSING GEL.

     Hair Care. We have designed our hair care line, HAIRFITNESS, TO meet the needs of people with all types of hair and hair problems. Focusing on the condition of the scalp and its impact on hair quality, our hair care products use water-soluble conditioners like panthenol to reduce build-up on the scalp and to promote healthy hair. HAIRFITNESS includes 12 products featuring CEREGEN, an innovative wheat-based complex of conditioning molecules designed to enhance hair repair. In April 1999, we introduced a hair care line, KANURE, specifically designed and formulated for the Brazilian market to address the natural properties of severely dry and curly hair.

     Color Cosmetics. Our color cosmetics line, NU COLOUR, consists of 13 talc-free products with over 150 SKU's including eye shadow, lipliner, lipsticks, mascara, blush and finishing powder. Nu Skin Personal Care intends to commence the relaunch of the NU COLOUR line in the second quarter of 1999 with new packaging and new shades.

     Sun Protection. We have designed our line of SUNRIGHT products to provide a variety of levels of sun screen protection with non-irritating and non-greasy ingredients. The sun protection line includes a sun preparation product that prepares the skin for the drying impact of the sun, five sun screen alternatives with various levels of SPF, and a sun screen lip balm.

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     Oral Hygiene. We have been exclusively licensed to offer for sale in the direct selling channel a line of oral health care products under the trademark AP-24. AP-24 incorporates anti-plaque technology designed to help prevent plaque build-up 24 hours a day. The product line includes various oral health care products including toothpaste, mouthwash and floss.

     Fragrances. We offer fragrances under the trademarks SAFIRO and BELIEVE, a new women's fragrance developed with Christie Brinkley.

     Specialty Products. EPOCH is a line of ethnobotanical personal care products created in cooperation with well known ethnobotanists. These products unite natural compounds used by indigenous cultures with advanced scientific ingredients. This product line consists of various products including GLACIAL MARINE MUD, a revitalizing clay mask containing beneficial sea botanicals, EPOCH ANTISEPTIC HAND SANITIZER, a product containing lavender that disinfects hands, and FIREWALKER FOOT CREAM, created specifically to soothe and rejuvenate tired, aching feet.

     NUTRIOL is another line of products that we have been licensed to sell in the direct selling channel. The NUTRIOL product line is manufactured in Europe and consists of five products: NUTRIOL HAIR FITNESS PREPARATION, NUTRIOL SHAMPOO, NUTRIOL MASCARA, NUTRIOL NAIL and NUTRIOL EYELASH. NUTRIOL is a product designed to replenish vital minerals and elements. Each NUTRIOL product uses mucopolysaccharide, a patented ingredient.

     Nu Skin Personal Care Product Development. The product development philosophy for Nu Skin Personal Care is represented by our slogan: "All of the Good and None of the Bad." Nu Skin personal care products do not contain soaps and other harsh cleansers that can dry and irritate skin, undesirable oils such as lanolin, elements known to be irritating and pore clogging, and conditioning agents that leave heavy residues. We are also committed to continuously improving our evolving personal care product formulations to incorporate innovative and proven ingredients into our product line. A recent example of our product development capability is IDEALEYES, one of the first products to stabilize Vitamin C in liquid form for topical application.

     For product development support in personal care, we rely on an advisory board comprised of recognized authorities in various disciplines. We also recently entered into a nine-year directed-research agreement and formed the Nu Skin Center for Dermatological Research with Stanford University Medical Center's Department of Dermatology. Under this collaborative arrangement, we will direct research and clinical trials of Nu Skin products or materials. We also evaluate a significant number of product ideas presented by distributors, vendors, and other outside sources. We believe our strategic relationships with vendors provide important access to innovative product concepts. We intend to continue developing products tailored to appeal to the particular needs of our markets.

     Nu Skin Personal Care Sourcing and Production. We currently acquire products or ingredients for our personal care products from sole suppliers or suppliers that we consider to be the superior sources of such ingredients. We currently rely on one unaffiliated supplier for approximately 50% of our personal care products. Our contract with this supplier expires at the end of 2000. We believe that, in the event we are unable to source any products or ingredients from this supplier, we could produce or replace such products or substitute ingredients without great difficulty or significant increases in the cost of goods sold.

PHARMANEX

     Overview. Following the acquisition of Pharmanex, we merged our previously existing Interior Design Nutritionals, or IDN, product division with Pharmanex. We believe that combining Pharmanex's research and development abilities and its nutritional and botanical supplements with IDN's existing product development resources and vitamin and mineral products, including its

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flagship product, LIFEPAK, helps position us to penetrate further the growing nutritional supplement market. The combined Pharmanex/IDN division currently offers over 60 nutritional supplements and nutri-food products.


     We believe that the nutritional supplement market is expanding throughout the world because of changing dietary patterns, an increasingly health-conscious population and a growing amount of scientific evidence supporting the benefits of using vitamin and natural self-care products and supplements. We also believe that the Pharmanex/IDN nutritional supplements are particularly well-suited to network marketing because the average consumer is often uneducated about nutritional supplements. We believe that direct selling is a more effective method than traditional retailing channels to educate consumers about the benefits of nutritional supplements and to differentiate the quality and benefits of our products from those offered by competitors. Because there are numerous providers of nutritional supplements of varying degrees of quality, we believe that individual attention and testimonials by distributors provide information and comfort to a potential consumer. In January 1999, Pharmanex discontinued selling nutritional supplements in traditional retail channels where they had been distributed before we acquired Pharmanex. Pharmanex products are now available exclusively through our distributor network, which we believe can educate consumers more effectively about these products on a person-to-person basis. Consistent with this personal selling approach, Pharmanex will allow small, independent pharmacies to retail its products because these pharmacies tend to provide personalized service and accommodate the flow of information to consumers on a person-to-person basis.



     Pharmanex utilizes available scientific literature, existing research and clinical studies and its own research work and clinical studies, including chemistry, toxicology, pharmacology and placebo-controlled, double-blind studies, to evaluate and develop its products and to confirm their safety and efficacy. Two Pharmanex/IDN products, LIFEPAK, an advanced, uniquely formulated multivitamin/ mineral supplement, and CHOLESTIN, a nutritional supplement that promotes healthy cholesterol levels, have been tested in recent independent clinical studies that have demonstrated the efficacy of these products. Pharmanex also has established or supported the creation of the following research centers for nutritional supplements:


     - The UCLA Center for Human Nutrition/Pharmanex Phytochemical Laboratory,

     - The Pharmanex Institute for Cardiovascular Health and Sports Nutrition,


     - A chemistry research center located at Shanghai Medical University in the PRC, and



     - A clinical and pharmacology research center located at Beijing Medical University in the PRC.



     We believe that Pharmanex's nutritional supplements and broad line of botanical supplements complement the IDN products and provide us with a strong portfolio of products for both the botanical and non-botanical segments of the nutritional supplement market.


     To further penetrate existing markets and expand into new markets, Pharmanex intends to:


     - Introduce Pharmanex into Japan, Taiwan, Hong Kong and South Korea in 1999 and early 2000, subject to regulatory approvals.


     - Introduce new, innovative products based on extensive research and development,

     - Expand relationships with major universities and research centers to develop new supplements and publish research studies to confirm the efficacy of its products, and

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     - Increase efficiency by continuing to vertically integrate the development, sourcing and manufacturing of its products to improve margins and reduce costs.

     Pharmanex Products. Our nutritional supplements are currently distributed under the brand names Pharmanex and IDN. As we continue to integrate Pharmanex with our existing nutritional supplement business around the world, we anticipate that a number of products currently distributed under the IDN brand may be distributed under the Pharmanex brand name.


     Our nutritional supplements currently include the LIFEPAK line of multivitamin, mineral and phytonutrient supplements, five natural nutritional supplements and a broad line of botanical supplements and general health solutions. We also offer nutritional products in the following lines: general wellness, weight-management, nutritious foods and snacks, sports and fitness products and a water filtration system. We have designed our nutritional products to promote healthy, active lifestyles and general well-being when used in conjunction with proper diet and exercise. In Taiwan and South Korea, LIFEPAK is the official nutritional supplement of each of the Taiwan and South Korea Olympic Committees.


     We must often reformulate our nutritional products to satisfy strict regulatory requirements in many of our different markets. While each product's concept and positioning are generally the same, regulatory differences between markets result in some product ingredient differences. For example, Japanese regulations mandate the use of tablets instead of capsules, which are typically used in the United States. See "-- Government Regulation" for more information about government regulation of our nutritional products.


     Our botanical supplements are standardized, allowing consumers to obtain a specific, consistent level of the recommended dosage of the important components of the supplement. Recent studies have found that many popular botanical supplements are not standardized and vary enormously in content, which correspondingly affects the effectiveness of such products. Pharmanex uses its "6S Quality Process," which refers to "selection," "sourcing," "structure," "standardization," "safety" and "substantiation," to standardize its five natural nutritional supplements and many of its other botanical supplements to provide a consistent level of the desired dosage of the active compounds of such botanical supplements. Pharmanex is in the process of implementing its 6S Quality Process with respect to its other botanical supplements. We believe that this 6S Quality Process enhances our ability to provide consumers with safe, effective and consistent products. See "-- Pharmanex -- Pharmanex Product Development" for a more detailed discussion of the 6S Quality Process. The following is a brief description of each of the nutritional product lines within the combined Pharmanex/IDN division:


     General Wellness Multivitamin/Mineral Supplements. This product line consists of various vitamin, mineral and antioxidant supplements, including LIFEPAK. The LIFEPAK family of products, the core IDN nutritional supplement, is designed to provide a beneficial mix of nutrients including vitamins, minerals, antioxidants and phytonutrients, which are nutrient extracts from plants. The introduction of LIFEPAK in the United States in 1992 and Japan in 1995 resulted in a significant increase in our revenue. We currently sell LIFEPAK in 12 of our markets, including the United States, Japan and Taiwan. We offer LIFEPAK in different formulations to meet the unique needs of women, older adults and pregnant women.

     Pharmanex Natural Nutritional Supplements. Pharmanex currently offers five natural nutritional supplements: CHOLESTIN, CORDYMAX CS-4, TEGREEN 97, BIO ST. JOHN'S and BIOGINKGO 27/7.


     CHOLESTIN is a nutritional supplement derived from the fermentation of a strain of red yeast on rice substrate. A recent double-blind, placebo-controlled study conducted at the UCLA Center for Human Nutrition and published in the February 1999 issue of the American Journal of Clinical


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


Nutrition demonstrated the effectiveness of CHOLESTIN in helping to promote healthy cholesterol levels. In February 1999, a Federal District Court judge ruled that CHOLESTIN could be legally sold as a nutritional supplement under the Dietary Supplement Health and Education Act of 1994. The FDA had previously challenged the status of CHOLESTIN as a dietary supplement, claiming it was a drug and could not be marketed without FDA approval. The FDA has appealed the decision. See "Risk Factors -- If CHOLESTIN is determined to be a drug requiring FDA approval, our sales of CHOLESTIN will decrease and our business will be harmed" for further discussion of this risk.



     CORDYMAX CS-4 is a nutritional supplement designed to help reduce fatigue. Several clinical trials have been conducted on this product which have demonstrated that CORDYMAX CS-4 can help reduce fatigue. CORDYMAX CS-4 is offered as a stand-alone product and in a combination product with St. John's Wort, a positive mood enhancer, distributed under the trademark BIO ST. JOHN'S. In addition, we offer BIOGINKGO 27/7, a ginkgo biloba extract that promotes blood circulation to the brain, arms and legs, and TEGREEN 97, a supplement that contains a concentrated level of decaffeinated green tea polyphenols that offer high antioxidant levels.



     Pharmanex Broadline Botanicals. Pharmanex also currently offers a line of ten standardized botanical supplements including PANAX GINSENG, KAVA KAVA, ECHINACEA, GARLIC and HAWTHORN. Botanicals can exhibit substantial differences in content depending on various factors such as season, climate, soil, method of harvest, storage and processing. As a result, botanical products can vary dramatically in quality and content. Pharmanex's botanical supplements are standardized to provide consumers with a product that contains a specific, consistent level of the desired dosage of the important components of the supplement. In addition, Pharmanex implements quality control processes designed to enhance its ability to keep products free from contaminants.


     Nutritious and Healthy Snacks. As part of its mission to promote a healthy lifestyle and long-term wellness, Pharmanex's NUTRI-FOODS product line includes nutritional drinks such as ALOE FOUNTAIN, which contains organically grown aloe vera, and SPLASH C with aloe vera, a healthy beverage providing significant doses of Vitamins C and E as well as calcium in each serving. This product line also includes meal supplements such as nutritious snack bars.


     Sports and Fitness Products. The SPORTRITION line of sports and fitness products caters to health conscious individuals with active lifestyles. This product line consists of a packaged group of nutritional supplements offering a comprehensive, flexible program for individuals who desire to improve athletic performance. Products in the SPORTRITION line include OVERDRIVE, a sports supplement that features antioxidants, B vitamins and chromium chelate, and PROGRAM-16 protein bars, designed to provide nutritional support for individuals involved in strenuous exercise.



     HealthTrim 2000. The HEALTHTRIM 2000 weight management program includes a line of nutritional products designed to provide nutritional support to weight conscious individuals. These products include fiber supplements marketed under the product names FIBRENET and FIBRENET PLUS, LIFEPAK TRIM, a multivitamin/mineral supplement, and other related products.


     Specialty Products. In the fourth quarter of 1998, we introduced a high-performance home water filtration system in Japan. The FOUNTAIN FRESH filtration system was designed by and is being manufactured exclusively for us by CUNO Incorporated, a worldwide manufacturer of home and industrial filtration systems.

     Pharmanex Product Development. Since we first began offering nutritional products, we have been committed to providing high quality nutritional supplements, as typified by our best-selling nutritional product, LIFEPAK. This philosophy has led to our commitment to avoid stimulants and any ingredients that are reported to have any long-term addictive or harmful effects, even if the short-term effects may be desirable. Through the acquisition of Pharmanex, we believe that our increased

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research and development capabilities will solidify us as one of the industry leaders in developing and distributing high-grade, clinically substantiated nutritional supplements.


     We believe that we are one of the few nutritional supplement companies in the United States that has a research and development program modeled after the pharmaceutical industry. We believe that this research and development capability will provide us with an important competitive advantage in this industry. Moreover, because a substantial portion of Pharmanex's research and development activities are conducted in the PRC, we believe that we should be able to conduct quality research and development work as well as initial clinical trials at significantly less cost than would be incurred if we conducted comparable work in the United States.



     Selection of a botanical/natural or nutritional product for development is based on available scientific data concerning safety and efficacy and consumer need. We utilize our "6S Quality Process" in our development activities, which is designed to provide a precise, standardized, recommended dosage of each beneficial natural ingredient in every capsule. The 6S Quality Process generally involves the following steps:



     - Selection. Conducting a scientific review of research and databases in connection with the selection of potential products and ingredients, and determining the authenticity, usefulness and safety standards for such potential products and ingredients.



     - Sourcing. Investigating potential sources, evaluating the quality of such sources and performing botanical and chemical evaluations where appropriate.



     - Structure. Determining the structural profile of natural compounds and active ingredients.



     - Standardization. Standardizing the product to at least one biologically relevant active ingredient.



     - Safety. Assessing safety from available research, and, where necessary, performing additional tests such as microbial tests and chemical analyses for toxins and heavy metals.



     - Substantiation. Reviewing documented pre-clinical and clinical trials, and, where necessary and appropriate, initiating studies and clinical trials sponsored by us.



     Pharmanex now employs approximately 45 scientists at our dedicated research and development center in Shanghai, the PRC, and at our Provo, Utah and San Francisco, California offices. We also have working relationships with 20 other independent scientists and rely on an advisory board comprised of recognized authorities in related disciplines. In addition, we evaluate a significant number of product ideas presented to us by distributors and other outside sources. We believe that our strategic relationships with vendors also provide important access to innovative product concepts. We have established collaborative agreements with three established universities and research institutions in the PRC: Shanghai Medical University, Beijing Medical University and the Institute of Materia Medica. The staffs of these institutions include scientists with expertise in natural product chemistry, biochemistry, pharmacology and clinical studies. Our research and development center in Shanghai coordinates and validates our collaborative efforts with these institutions. We also currently have collaborative research and clinical study programs with several major university research centers in the United States, including UCLA, the Rippe Center for Clinical Lifestyle Research, Columbia University and the University of Kansas.



     Pharmanex Sourcing and Production. Substantially all of our nutritional supplements and ingredients, including LIFEPAK, are produced or provided by third-party suppliers that we consider to be among the best suppliers of such products and/or ingredients. We currently rely on one unaffiliated supplier for approximately 30% of our nutritional supplements. We believe that, in the


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event we were unable to source any products or ingredients from this supplier or our other current suppliers other than as described below, we could produce or replace such products or substitute ingredients without great difficulty or significant increases in the cost of goods sold. However, we cannot assure you that the loss of any such suppliers would not harm our business and results of operations.


     We obtain one of our nutritional supplements, CORDYMAX CS-4, from a sole supplier in the PRC pursuant to a contract expiring in 2006. We obtain another product, CHOLESTIN, from two different suppliers pursuant to contracts that expire in 2008 and 2016. The CHOLESTIN and CORDYMAX CS-4 contracts have minimum purchase requirements. In the event we fail to satisfy these minimum purchase requirements, we will be required to pay a penalty of up to approximately $2.0 million in connection with our CORDYMAX CS-4 contract and up to approximately $7.5 million in connection with our CHOLESTIN contracts. In the event we are unable to source products from these suppliers, we could have difficulty finding another source of these products.



     As part of the acquisition of Pharmanex, we acquired an extraction and purification facility located in Huzhou, Zhejiang Province, the PRC, where we currently produce the extracts for our BIOGINKGO 27/7 and TEGREEN 97 products.


     We have focused on a five-step sourcing process for our natural nutritional supplements, such as TEGREEN 97 and BIOGINKGO 27/7, to ensure product quality. The first step in this process is to identify the sources of raw material from among many different species. This requires us to employ or engage the necessary botanical expertise to identify the species required for a particular product. The second step is to evaluate the raw material's availability. We concentrate on products that utilize raw materials that can be cultivated in quantities sufficient to produce satisfactory yields. We consider variables such as location, seasonal availability, stability, access and alternative sources. Once the sources of supply have been identified, the third step is to evaluate their quality, which can differ significantly not just by source, but by time of harvest and method of harvest. We have found that steps two and three require an on-the-ground presence and local expertise to be done properly. Step four is to identify the source of supply. To ensure raw material supply, we may engage in both forward contracts as well as contracts with multiple suppliers. As a final step to ensure quality, we, when possible, physically supervise the harvest and shipment of all raw materials and bulk extract purchased. This activity involves not only visual inspection, but also chemical analysis of the level of active ingredients in the material at the harvest site and at the receiving dock.

     We have contract cultivation areas in the PRC and in Chile. Because some of our natural and botanical products such as BIO ST. JOHN'S and BIOGINKGO 27/7 come from crops that can only be harvested once a year, problems with such crops could limit our ability to produce products associated with that plant species during a poor harvest year. In addition, as these products can only be produced once a year, we must rely on the accuracy of our estimates of product requirements in sourcing these products. If we underestimate our product requirements, we may not be able to re-stock such product until the next growing season. To help mitigate this problem, we are continuing to work on sourcing raw materials in both the Northern and Southern hemispheres to provide for two separate growing seasons.

BIG PLANET

     Overview. The Internet is rapidly emerging as a global medium for communications, sharing information and electronic commerce. An industry analyst, International Data Corporation, estimates that the number of Web users will grow from approximately 140 million at the end of 1998 to approximately 400 million by the end of 2002. Industry analysts further estimate that the value of e-commerce transactions totaled approximately $58 billion in 1998 and will reach approximately

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$730 billion in 2002. The recent growth of the Internet and electronic commerce is effecting significant changes in information delivery and product purchasing. In addition, deregulation of telecommunications and the growth in wireless communications have resulted in changes and opportunities in the telecommunications markets. We recently entered into an agreement to acquire our affiliate Big Planet, which provides us a new business opportunity involving technology products and services allowing us to:

     - Take advantage of the opportunities provided by the rapid growth of the technology and communication markets,

     - Appeal to a broader base of customers and distributors, and

     - Utilize the strength and competitive advantages of our distribution system to reach new segments of the marketplace.

     The core strategy of Big Planet is to be an "InterNetworking" company that combines the global Internet revolution with the power of network marketing. We believe that technology products are highly compatible with our distribution system and that Big Planet provides a compelling business opportunity for technology-oriented entrepreneurs desiring to participate in the Internet revolution. Big Planet leverages the direct selling expertise of our distributor force to provide high levels of service to its customers in a product area that is often confusing to consumers. Big Planet trains its distributors to educate consumers as needed to help them understand and take advantage of the latest technology products. We believe that Big Planet's strategy of providing products and services through a properly trained and motivated sales force will provide us the opportunity to take technology to a broad market.

     Big Planet seeks to differentiate itself from other Internet, telecommunications and technology providers in three respects by:

     - Basing its customer acquisition strategy upon person-to-person communication and referrals, which Big Planet believes is an effective means of securing customers in a business environment that is often confusing to consumers,

     - Providing high levels of customer support through both corporate support staff and through Big Planet distributors, and

     - Becoming a single source provider of Internet and telecommunications products and services, giving consumers one source they can turn to for Internet devices, connectivity, online shopping and long distance services.

     Big Planet believes that multiple connections to the home will enhance customer retention by providing a broad range of integrated services. Big Planet's communication and technology products and services are designed specifically for consumers and small businesses who desire a responsive, single-source provider of Internet connectivity, communications and online shopping both for our products and third-party products. Distributors earn commissions on purchases through the Big Planet online store, bpstore.com. Big Planet currently generates revenue from:

     - Providing Internet access and sales of Internet access devices,

     - Sales of telecommunications products and services including long distance and paging,

     - Web site development and hosting, and

     - Sales of a wide selection of products through the Big Planet online store.

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     In furtherance of its strategies, Big Planet intends to:


     - Increase its online shopping potential by adding to the number of products offered through the Big Planet online store through new affiliate relationships, and



     - Strengthen its product offerings by enhancing current services and expanding into new product categories, possibly including entertainment and home security.



     Big Planet Products. Upon completion of the proposed Big Planet acquisition, we will add technology and communication products and services to our product offerings. Big Planet, which was launched in April 1998, currently provides technology and communication products and services in both standalone and packaged bundles designed specifically for consumers and small businesses who desire a responsive, single-source provider of Internet connectivity, Internet devices, online shopping and telecommunications. Big Planet also offers CD-ROM-Based educational products.



     Big Planet has invested significantly in its Internet facilities and operation support facilities. Big Planet also has entered into contractual relationships with several industry-leading technology companies, including Qwest Communications, AT&T Wireless, UUNet, SkyTel, IBM and other key vendors, to provide convenient and reliable technology products and services. Big Planet's distributors receive commissions based on Big Planet's gross margin on each sale of products or services, including monthly recurring service charges, or based on the commission received by Big Planet with respect to products sold directly by third-party vendors to Big Planet's customers. Big Planet's products and services are built around the following core areas: providing Internet access, offering other Internet services and devices, Web site development and hosting, online shopping and telecommunications products and services.



     Internet Connectivity and Access Devices. Big Planet provides dial-up Internet services to its customers through three separate access plans designed to cover the needs of a broad demographic group of consumers. As with many other Internet service providers, Big Planet outsources Internet access through a nationwide backbone network of approximately 2,000 dial up access sites, or "POPS," in cities throughout the United States. Big Planet currently has approximately 25,000 Internet service customers. Big Planet provides easy to use, reliable and competitively priced Internet access, electronic mail and content filtration for its distributors and consumers.


     Big Planet has introduced the following Internet devices:

     - The IPHONE, an innovative telephone that provides simple and convenient Internet access via a touch screen phone with a built-in monitor and keyboard, and

     - The APLIOPHONE, a device that connects to a phone and allows the user to route long-distance calls over the Internet.


     Web Site Development and Hosting. Big Planet provides a powerful, yet easy-to-use tool for creating and maintaining sophisticated Web sites. Big Planet currently hosts approximately 9,000 Web sites primarily for individuals and small businesses.



     Telecommunications. Big Planet currently offers domestic and international long distance, prepaid calling cards, paging products and services and personal 800 numbers. Big Planet offers both residential and business long distance services through its relationship with Qwest Communications. Big Planet currently provides long distance service to approximately 15,000 customers. Big Planet has entered into an agreement to offer wireless telecommunication services through AT&T Wireless. Big Planet also has a business relationship with SkyTel which allows Big Planet to sell SkyTel's prepaid paging products, including SkyTel's BEEPWEARPRO pager watch.


     Online Shopping. The Big Planet online store provides an online shopping environment to Big Planet distributors and their customers. The Big Planet store was initially opened in September 1998 and currently offers access to a wide selection of products and services from numerous different vendors in addition to Nu Skin Personal Care and Pharmanex products. A key category within the store is computing products, including Internet appliances like the IPHONE and the APLIOPHONE. Big Planet has several relationships with other parties which link the Big Planet online store to Web sites such as pharmanex.com, OnlineOfficeSupplies.com, ccvideo.com, ccmusic.com and Flowerclub.com. Distributors earn commissions on purchases by their customers through the online store.


     Big Planet Product Development. To date, Big Planet's product development has focused on developing its Internet facilities and operational systems in order to develop operational and support platforms necessary to ensure consistent services and provide for the introduction of new products and services. Big Planet seeks to identify and secure contractual relationships with various vendors and suppliers that will enable Big Planet to sell competitively-priced technology products and services through its distribution channel. In addition, Big Planet is committed to identifying and securing contractual relationships with various vendors and suppliers for a wide selection of products for sale through its online store. Big Planet is evaluating the next generation of Internet devices including set top boxes, Internet telephones and cellular phones that connect to the Internet. In addition, one of Big Planet's vendors is developing the next generation IPHONE and an IPHONE appropriate for the Japanese market. Big Planet is working with technology partners to develop other products and services for the home, including home security and satellite television.


     Big Planet Sourcing and Production. Because the Internet is the key component of Big Planet's business and strategy of controlling its customer relationships, Big Planet has made a significant investment in building a state-of-the-art network operations center which serves as the central platform for its Internet services, Web site hosting services and its online store. Similar to other Internet service providers, Big Planet outsources dial-up Internet access through a nationwide telecommunications network of approximately 2,000 "POPS" in cities throughout the United States with a contract with UUNet and other key backbone providers. Except for its Internet services, Web hosting and online shopping platform, substantially all of the services and products offered by Big Planet are contracted or sourced from unaffiliated third parties pursuant to contractual arrangements. For example, Big Planet has contracted with Qwest Communications to provide long distance phone services and AT&T Wireless to provide wireless communications. By acting as a reseller of these services, Big Planet is able to avoid the large capital deployment and investment that would be required to build the infrastructure necessary to provide such services. However, Big Planet's profit margins and its ability to deliver quality service at competitive prices depend upon its ability to negotiate and maintain favorable terms with such third-party providers. Big Planet also contracts with or enters into various business relationships with various unaffiliated parties to acquire the right to distribute unique and innovative products, such as the IPHONE, through its online store.


REGIONAL PROFILES


     For information on our revenue for each of the geographic regions in which we operated for the years ended December 31, 1996, 1997 and 1998, the three months ended March 31, 1998 and 1999 and other related information, we refer you to "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 16 to our consolidated financial statements found elsewhere in this prospectus.



     NORTH ASIA. Our North Asia region currently consists of our markets in Japan and South Korea. Japan is our largest market with approximately $654.2 million in revenue in 1998 and approximately $169.6 million for the three months ended March 31, 1999. According to the World Federation of Direct Selling Associations, the direct selling channel in Japan generated sales of approximately $30 billion of goods and services in 1997, making Japan the largest direct selling market in the world. Although industry sources estimate that approximately 2.5 million people are involved in direct selling in Japan, we believe that as many as six million people may be involved in direct selling businesses in

Japan. Direct selling is governed by detailed government regulation in Japan. Much of our success to date can be attributed to the growth of our Japanese business in recent years. While the direct sales market as a whole has remained relatively flat for several years in Japan, we have posted double-digit percentage growth in revenue, on a local currency basis, each year since we entered this market in 1993. In addition, in 1999 we plan to open a new operations center outside of Tokyo where we will relocate our order processing and distributor support functions. We believe this will improve customer service while increasing efficiencies and lowering occupancy costs.


     As of December 31, 1998, in Japan we offered virtually all of our personal care products and nearly one third of our nutritional supplements, including LIFEPAK and LIFEPAK TRIM, our core nutritional supplements. In addition, in the fourth quarter of 1998, we introduced a home water filtration system designed for the Japanese market. With a suggested retail price of approximately $450, this is our first large-ticket item to be distributed through our network marketing channel. We currently offer a majority of our personal care products and approximately 10% of our nutritional supplements in South Korea. We have not introduced any of the natural nutritional supplements or botanical supplements that we acquired in our recent acquisition of Pharmanex such as CHOLESTIN and CORDYMAX CS-4 in either Japan or South Korea. We currently intend to begin introducing these products in 1999 and early 2000.



     SOUTHEAST ASIA. Our Southeast Asia region currently consists of our markets in Taiwan, Hong Kong, Thailand, the Philippines, New Zealand and Australia. This region has been significantly affected by the Asian economic recession, which has severely curtailed consumer spending, particularly in Thailand.



     Taiwan is our largest market in this region with revenue of $119.5 million in 1998 and $28.0 million for the three months ended March 31, 1999. According to the World Federation of Direct Selling Associations, the direct selling channel in Taiwan generated approximately $1.7 billion in sales of goods and services in 1996, of which approximately 43% were nutritional products. We believe that the direct selling industry in Taiwan contracted during 1998 due in part to the economic recession in the region and the PRC's decision to temporarily ban direct selling where many Taiwanese distributors had hoped to expand their businesses. The contraction was more significant in U.S. dollar terms as a result of the weakening Taiwanese dollar. Approximately two million people, which is about 10% of the population, are estimated to be involved in direct selling. Taiwan's government strictly regulates direct selling activities. For example, Taiwan's government has enacted tax legislation aimed to ensure proper tax payments by distributors on product sales to consumers. We believe that we are one of the largest direct selling companies in Taiwan. As of December 31, 1998, we offered most of our personal care products and approximately one third of our nutritional supplements in Taiwan.


     OTHER MARKETS. Our Other Markets region currently consists of our markets in Europe, which, until March 1998, had been operated by private affiliates, our North American markets, which, until May 1999, had been operated by private affiliates, and Brazil. In March 1999, we terminated our license agreement with our affiliate Nu Skin USA which, prior to this termination, had the exclusive right to sell our products within the United States. Accordingly, the only revenue we recognized in 1998 from sales in the United States related to license fees paid to us for use of the Nu Skin trademarks and trade names and revenue from sales of our products to Nu Skin USA. These fees and revenue accounted for a majority of the revenue in our Other Markets in 1998. Going forward we will recognize all revenue from sales of our products in the United States. According to the World Federation of Direct Selling Associations, the direct selling channel in the United States generated sales of approximately $22 billion of goods and services in 1997, making the United States the second largest direct selling market in the world. According to the World Federation of Direct Selling Associations, approximately 9.3 million people are involved in direct selling businesses in the United

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

States. Substantially all of our personal care products and nutritional supplements are distributed in the United States.

     The European markets first opened in 1995 with the opening of the United Kingdom, Belgium, the Netherlands, France and Germany. Since that initial opening, an additional eight markets have been opened in Europe, including Sweden, Denmark and Poland in 1998. Approximately 75 of our personal care products are sold in Europe. We have introduced several of our IDN products in a limited number of our European markets. We believe the nutritional supplement market provides us with our greatest growth potential in Europe. We recently hired a new European vice president and continue to refine our operations in Europe to fit European practices and preferences.

     In November 1998 we opened the Brazilian market, which is our first market in South America. According to the World Federation of Direct Selling Associations, the direct selling channel in Brazil generated sales of approximately $4.0 billion of goods and services in 1997, prior to the recent currency devaluation, making Brazil the third largest direct selling market in the world. According to the World Federation of Direct Selling Associations there are approximately 1.8 million people involved in direct selling in Brazil. Approximately 25% of the personal care products have been introduced in Brazil, along with 15 locally produced products. We have not yet introduced our nutritional products into the Brazilian market.

DISTRIBUTION SYSTEM

     OVERVIEW OF DISTRIBUTION SYSTEM. The foundation of our sales philosophy and distribution system is network marketing. Under most network marketing systems, distributors purchase products for resale to consumers and for personal consumption. Pursuant to our Global Compensation Plan, we currently sell products exclusively through independent distributors who are not our employees. Our network marketing program differs from many other network marketing programs in several respects.

     - The Global Compensation Plan is among the most financially rewarding plans offered to distributors by network marketing companies and can result in commissions to distributors aggregating up to 58% of a personal care or nutritional product's wholesale price. On a global basis, commissions have averaged approximately 39 to 41% of revenue from commissionable sales over the last eight years.

     - We were among the first to allow distributors to be compensated for product sales of downline-sponsored distributors around the world, and we believe we are now the first major network marketing company to allow distributors to be fully compensated for product sales of downline-sponsored distributors globally across all operating divisions.

     - Our order and fulfillment systems eliminate the need for distributors to carry significant levels of inventory.

     Network marketing is an effective vehicle to distribute our products because:

     - Consumers can learn about products in person from distributors, which we believe is more effective for premium-quality products than using television and print advertisements,

     - Direct sales allow for actual product testing by potential customers,

     - There is greater opportunity for distributor and customer testimonials, and


     - As compared to other distribution methods, distributors can give customers higher levels of service and attention by, among other things, following up on sales to ensure proper product usage and customer satisfaction and to encourage repeat purchases.

     Direct selling as a distribution channel has been enhanced in the past decade by advancements in communications, including telecommunications and Internet connectivity, and the proliferation of the use of videos and fax machines. For this reason, we maintain an in-house staff of video production personnel for timely and cost-effective production of sales materials. In addition, we intend to leverage Big Planet's existing Internet infrastructure following the completion of the proposed Big Planet acquisition to implement effective Internet strategies in each of our product divisions. We believe that the Internet will become an increasingly important business factor as more and more consumers purchase products over the Internet as opposed to traditional retail and direct sales channels. As a result, we expect that direct sellers will need to adapt their business models to integrate the Internet into their operations to remain successful. Management is committed to fully utilizing current and future technological advances to continue enhancing the effectiveness of direct selling.

     Because of the nature of Big Planet's products and services, Big Planet distributors do not buy products for resale but act as independent sales representatives of Big Planet. Upon completion of the Big Planet acquisition, we will sell products through the Big Planet online store in a manner allowing distributors to be compensated for online purchases by their customers.

     Big Planet does not pay commissions on the wholesale price but on the gross margins from sales of services and products. If products and services are purchased directly by distributors or customers from third parties with contractual relationships with Big Planet, the commission is based on the total commission that Big Planet receives from such third parties with respect to such sales. Accordingly, commissions paid with respect to Big Planet products and services are significantly less as a percentage of revenue than our historic commission levels.

     Our revenue depends directly upon the efforts of distributors. Growth in sales volume requires an increase in the productivity of distributors and/or growth in the total number of distributors. We cannot assure you that the productivity or number of distributors will be sustained at current levels or increased in the future. Furthermore, we estimate that, as of December 31, 1998, approximately 300 distributorships worldwide maintained Hawaiian Blue Diamond or Blue Diamond executive distributor levels, which are our two highest executive distributor levels, and, together with their extensive downline networks, account for substantially all of our revenue. Consequently, the loss of a high-level distributor, together with a group of leading distributors in such distributor's downline network, or the loss of a significant number of distributors for any reason, could harm our business.


     SPONSORING. We rely on our distributors to sponsor new distributors. While we provide, at cost, product samples, brochures, magazines and other sales materials, distributors are primarily responsible for educating new distributors with respect to products, the Global Compensation Plan, and how to build a successful distributorship.


     The sponsoring of new distributors creates multiple levels in the network marketing structure. Persons whom a distributor sponsors are referred to as "downline" or "sponsored" distributors. If downline distributors also sponsor new distributors, they create additional levels in the structure, but their downline distributors remain in the same downline network as their original sponsoring distributor.

     Sponsoring activities are not required of distributors. However, because of the financial incentives provided to those who succeed in building a distributor network that consumes and resells products, we believe that most of our distributors attempt, with varying degrees of effort and success, to sponsor additional distributors. Generally, distributors invite acquaintances to sales meetings in which they present our products and explain the Global Compensation Plan. People are often attracted to become distributors after using our products and becoming regular customers. Once a person becomes a distributor, he or she is able to purchase products directly from us at wholesale prices or receive product rebates. The distributor is also entitled to sponsor other distributors in order to build a network of distributors and product users.

     A potential distributor must enter into a standard distributor agreement which obligates the distributor to abide by our policies and procedures. Additionally, in most countries except Japan, a new distributor is required to enter into a product purchase agreement with our local subsidiary, which governs product purchases. In some of our markets, we require distributors to purchase a starter kit, which includes our policies and procedures, for the approximate cost of producing the starter kit.

     GLOBAL COMPENSATION PLAN. We believe that one of our key competitive advantages is our Global Compensation Plan. Distributors receive higher levels of commissions as they advance under the Global Compensation Plan. The Global Compensation Plan is seamlessly integrated across all markets in which distributors sell our products, allowing distributors to receive commissions for global product sales, rather than merely local product sales. We have also enhanced our Global Compensation Plan to allow distributors to develop a seamless global network of downline distributors across any or all of our product divisions. We believe we are the first major network marketing company to allow distributors to be fully compensated for global sales of downline-sponsored distributors across separately branded product divisions.

     We believe that our enhanced Global Compensation Plan benefits us by allowing distributors to focus on one division while still being compensated for sales generated by their downline distributors in other divisions. Our distributors may develop expertise in areas of particular interest, and better serve their customers as a result, without being penalized if their downline-sponsored distributors have different interests in other product divisions. Our enhanced plan should also encourage distributors to sell products and sponsor new distributors across all product divisions because they are fully compensated for such activities. Under the enhanced Global Compensation Plan, we leverage the knowledge and experience of current distributors to build distributor leadership in new markets and across product divisions.

     Our distributors benefit significantly from receiving commissions at the same rate for sales in foreign countries as for sales in their respective home countries and across product divisions. In addition, our distributors are not required to establish new distributorships or requalify for higher levels of commissions within each new country in which they begin to operate, which is frequently the case under the compensation plans of many of our competitors. Under the modified Global Compensation Plan, distributors are paid consolidated monthly commissions in the distributor's home country, in local currency, for product sales in that distributor's global downline distributor network across all product divisions.

     HIGH LEVEL OF DISTRIBUTOR INCENTIVES. Based upon our knowledge of competitors' distributor compensation plans, we believe that the Global Compensation Plan is among the most financially rewarding plans offered to distributors by network marketing companies. Currently, there are three fundamental ways in which distributors can earn money:

     - Through retail markups on personal care and nutritional products sold wholesale, for which we recommend a range from 43% to 60%,

     - Through rebates on nutritional product retail sales in the United States to a distributor's retail customers which range from 20% to 30% of such products' retail price, and

     - Through a series of commissions on product sales.

     Commissions on personal care and nutritional products can result in commissions aggregating up to 58% of a product's wholesale price. On a global basis, commissions on personal care and

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

nutritional products have averaged approximately 39 to 41% of revenue from commissionable sales over the last eight years.

     Big Planet pays commissions on the gross margins from sales of products and services. If products and services are purchased directly by distributors or customers from third parties which have contractual relationships with Big Planet, the commission is based on the total commission Big Planet receives from such third parties with respect to such sales. As a result, the commissions paid to distributors of Big Planet products and services would be significantly less as a percentage of revenue than our historic commission levels.

     Each of our products carries a specified number of sales volume points. Commissions are based on total personal and group sales volume points per month. Sales volume points are essentially based upon a product's wholesale cost, net of any point-of-sale taxes. As a distributor's retail business expands and as he or she successfully sponsors other distributors into the business who in turn expand their own businesses, he or she receives a higher percentage of commissions.

     Once a distributor becomes an executive-level distributor, the distributor can begin to take full advantage of the benefits of commission payments on personal and group sales volume. To achieve executive status, a distributor must achieve specified personal and group sales volumes for a required period of time. To maintain executive status, a distributor must generally also maintain specified personal and group sales volumes. An executive's commissions increase substantially as downline distributors achieve executive status. In determining commissions, the number of levels of downline distributors included in an executive's group increases as the number of executive distributorships directly below the executive increases.

     On a monthly basis, we evaluate distributor requests for exceptions to the terms and conditions of the Global Compensation Plan. While the general policy is to discourage exceptions, we believe that the flexibility to grant such exceptions is critical in retaining distributor loyalty and dedication. In each market, distributor services personnel evaluate each such instance and make appropriate recommendations to us.

     As of the dates indicated below, we had the following number of executive distributors:

                     TOTAL NUMBER OF EXECUTIVE DISTRIBUTORS

                                                       AS OF DECEMBER 31,                AS OF
                                            ----------------------------------------   MARCH 31,
                                            1994    1995     1996     1997     1998      1999
                                            -----   -----   ------   ------   ------   ---------
EXECUTIVE DISTRIBUTORS
North Asia................................  3,613   4,017   14,844   16,654   17,311    16,530
Southeast Asia............................  2,778   4,129    6,199    5,642    5,091     4,087
Other Markets(1)..........................     --      27      436      393      379     3,232
                                            -----   -----   ------   ------   ------    ------
  Total...................................  6,391   8,173   21,479   22,689   22,781    23,849
                                            =====   =====   ======   ======   ======    ======

-------------------------
(1) Upon the termination of the Nu Skin USA distribution license in March 1999, we added 2,757 executive level distributors in the United States.


     DISTRIBUTOR SUPPORT. We are committed to providing high-level support services tailored to the needs of our distributors in each market. We meet the needs and build the loyalty of our distributors with personalized distributor service, a support staff that assists distributors as they build networks of downline distributors and a liberal product return policy. Because many distributors have only a limited number of hours each week to concentrate on their Nu Skin business, we believe that


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

maximizing a distributor's efforts by providing effective distributor support has been and will continue to be important to our success.


     Through training meetings, annual conventions, distributor focus groups, regular telephone conference calls and personal contacts with distributors, we seek to understand and satisfy the needs of our distributors. We provide walk-in, telephonic and computerized product fulfillment and tracking services that result in user-friendly, timely product distribution. Several of our walk-in centers maintain meeting rooms which distributors may utilize in training and sponsoring activities. In addition, we are committed to evaluating new ideas in technology and services that we can provide to distributors, such as automatic product reordering. We currently utilize voicemail, teleconferencing and fax services. We anticipate that global Internet access, including company and product information, ordering abilities and group and personal sales volume inquiries, will be available to distributors in the future.



     RULES AFFECTING DISTRIBUTORS. Our standard distributor agreement, policies and procedures and compensation plan contained in every starter and/or introductory kit outline the scope of permissible distributor marketing activities. Our distributor rules and guidelines are designed to provide distributors with maximum flexibility and opportunity within the bounds of governmental regulations regarding network marketing and prudent business policies and procedures. Distributors are independent contractors and are expressly prohibited from representing themselves as our agents or employees. We require that distributors present our products and business opportunities ethically and professionally. Distributors further agree that their presentations to customers must be consistent with, and limited to, the product claims and representations made in literature distributed by us. Under most regulations governing nutritional supplements, no medical claims may be made regarding the products, nor may distributors prescribe any particular product as suitable for any specific ailment. Even though sponsoring activities can be conducted in many countries, distributors may not conduct marketing activities outside of countries in which we currently conduct business and further may not export for sale products from one country to another.



     Distributors must represent to us that their receipt of commissions is based on retail sales and substantial personal sales efforts. Exhibiting commission statements or checks is prohibited. We must produce or pre-approve all sales aids used by distributors such as videotapes, audio tapes, brochures, promotional clothing and other miscellaneous items.


     Distributors may not use any form of media advertising to promote products. Products may be promoted only by personal contact or by literature produced or approved by us. Generic business opportunity advertisements, without using our name, may be placed in accordance with required guidelines in some countries. Our logos and names may not be permanently displayed at any location. Distributors may not use our trademarks or other intellectual property without our consent.


     Products generally may not be sold, and our business opportunities may not be promoted, in traditional retail environments. Pharmanex has made an exception to this rule and has allowed its products to be sold in independently-owned pharmacies and drug stores meeting our requirements. Additionally, distributors may not sell at conventions, trade shows, flea markets, swap meets and similar events. Distributors who own or are employed by a service-related business such as a doctor's office, hair salon or health club, may make products available to regular customers as long as products are not displayed visibly to the general public in such a way as to attract the general public into the establishment to purchase products.

     Generally, a distributor can receive commission bonuses on nutritional and personal care products only if, on a monthly basis, the distributor:

     - Achieves at least 100 points, which is approximately $100, in personal sales volume,

     - Documents retail sales to at least five retail customers,

     - Sells and/or consumes at least 80% of personal sales volume, and

     - Is not in default of any material policies or procedures.


     We systematically review alleged reports of distributor misbehavior. If we determine that a distributor has violated any of the distributor policies or procedures, we may terminate the distributor's rights completely. Alternatively, we may impose sanctions such as warnings, probation, withdrawal or denial of an award, suspension of privileges of a distributorship, fines or penalties, withholding commissions until specified conditions are satisfied or other appropriate injunctive relief. A distributor may voluntarily terminate his/her distributorship at any time.



     PAYMENT. Distributors generally pay for products prior to shipment. Accordingly, we carry minimal accounts receivable. Distributors typically pay for products in cash, by wire transfer and by credit card. Cash, which represents a significant portion of all payments, is received by order takers in the distribution centers when orders are personally picked up by a distributor.



     SALES AIDS. We provide an assortment of sales aids to facilitate the sales of our products. In dollar terms, the largest sales aid is our starter kit which includes materials such as product brochures, training materials and order forms. Sales aids include videotapes, audiotapes, brochures, promotional clothing, pens, stationery, business cards, brushes, combs, cotton pads, tissues and other miscellaneous items to help create consumer awareness of our company and products. Sales aids are priced at our approximate cost, and distributors do not receive commissions on purchases of sales aids.



     PRODUCT GUARANTEES. We believe that we are among the most consumer-protective companies in the direct selling industry. For 30 days from the date of purchase, our product return policy allows a retail purchaser to return any product to the distributor through whom the product was purchased for a full refund. After 30 days from the date of purchase, the return privilege is in the discretion of the distributor. Because distributors may return unused and resalable products to us for a refund of 90% of the purchase price for one year, they are encouraged to provide consumer refunds beyond 30 days. In addition, our product return policy is an important tool used by our distributors in developing a retail customer base. Our experience with actual product returns has averaged less than 5% of annual revenue through 1998. Because many of Big Planet's products and services are provided directly to consumers by third-party vendors, the same 30-day return privilege does not apply to products purchased by consumers from such vendors unless such vendors otherwise agree.


COMPETITION


     PERSONAL CARE AND NUTRITIONAL PRODUCTS. The markets for personal care and nutritional products are large and intensely competitive. We compete directly with companies that manufacture and market personal care and nutritional products in each of our product categories and product lines. We compete with other companies in the personal care and nutritional products industry by emphasizing the innovation, value and premium-quality of our products and the convenience of our distribution system. Many of our competitors have much greater name recognition and financial resources than we have. In addition, personal care and nutritional products can be purchased in a wide variety of channels of distribution. While we believe that consumers appreciate the convenience of ordering products from home through a sales person or through a catalog, the buying habits of many


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

consumers accustomed to purchasing products through traditional retail channels are difficult to change. Our product offerings in each product category are also relatively small compared to the wide variety of products offered by many other personal care and nutritional product companies. We cannot assure you that our business and results of operations will not be harmed by market conditions and competition in the future.


     TECHNOLOGY PRODUCTS AND SERVICES AND TELECOMMUNICATIONS. Upon the completion of our acquisition of Big Planet, we will compete in markets for technology and telecommunications products and services. The Internet services and e-commerce markets are new, rapidly evolving and intensely competitive. We expect competition to intensify further in these markets in the future. Barriers to entry for e-commerce are relatively low as current and new competitors can launch new Web sites at relatively low costs. Big Planet's online shopping services also compete with other channels of distribution, including catalogue sales and traditional retail sales. Big Planet currently or potentially competes with other companies for its Internet services and products, including:


     - Established online services providers such as America Online and Microsoft Network,


     - Local, regional and national Internet service providers such as MindSpring and Earthlink,



     - National telecommunications companies such as AT&T Corporation, MCI WorldCom, Inc. and Sprint Corporation, and


     - Numerous e-commerce Web sites such as Amazon.com and Buy.com.

Many of Big Planet's competitors have much greater name recognition and financial resources than Big Planet or our company. In addition, we understand that some e-commerce vendors have elected to sell products for little or no gross margins and to generate revenue through the sale of advertising. Big Planet would have a difficult time competing based on price with such vendors because its distribution system results in a commission payment based on such sales. We cannot assure you that Big Planet's business and results of operations will not be harmed by the intense competition in the Internet market.


     The telecommunications industry is highly competitive. Many of Big Planet's existing and potential competitors in this market segment have financial, personnel, marketing and other resources significantly greater than those of Big Planet or our company, as well as other competitive advantages. Increased consolidation and strategic alliances in the industry permitted by the Telecommunications Act of 1996 could give rise to significant new competitors to Big Planet. Competition in the telecommunications industry is primarily on the basis of pricing, transmission quality, network reliability and customer service and support. Big Planet may be at a disadvantage because it relies upon telecommunications facilities provided by other carriers and must rely on its ability to acquire quality and reliable services from third-party vendors at a price that allows it to resell such services at competitive rates. The ability of Big Planet to compete effectively in this market will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors. We cannot assure you that we or Big Planet will be able to contract with third parties to obtain rates allowing us to compete on the basis of price in the future or that we will be able to successfully compete in this market.



     NETWORK MARKETING COMPANIES. We also compete with other direct selling organizations, some of which have a longer operating history and higher visibility, name recognition and financial resources. The leading network marketing company in our existing markets is Amway Corporation and its affiliates. We compete for new distributors on the strength of our multiple business opportunities, product offerings, Global Compensation Plan, management strength and appeal of our international operations. We envision the entry of many more direct selling organizations into the marketplace as this distribution channel expands over the next several years. We cannot assure you that we will be able to successfully meet the challenges posed by this increased competition.

INTELLECTUAL PROPERTY


     Our major trademarks are registered in the United States and in many other countries, and we consider our trademark protection to be very important to our business. The major trademarks we use include the following: Nu Skin, Interior Design Nutritionals, IDN, Pharmanex and LIFEPAK. Big Planet and InterNetworking are trademarks of Big Planet. We generally register our important trademarks in the United States and each market where we operate or have plans to operate. In addition, a number of our products are based on proprietary technologies and formulations.


GOVERNMENT REGULATION


     DIRECT SELLING ACTIVITIES. Direct selling activities are regulated by various federal, state and local governmental agencies in the United States and foreign countries. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid," "money games" or "chain sales" schemes, that promise quick rewards for little or no effort, require high entry costs, use high pressure recruiting methods and/or do not involve legitimate products. The laws and regulations in our current markets often:


     - Impose cancellation/product return, inventory buy-backs and cooling-off rights for consumers and distributors,

     - Require us or our distributors to register with governmental agencies,

     - Impose reporting requirements, and/or

     - Impose upon us requirements, such as requiring distributors to maintain levels of retail sales to qualify to receive commissions, to ensure that distributors are being compensated for sales of products and not for recruiting new distributors.

The extent and provisions of these laws, however, vary from country to country and can impose significant restrictions and limitations on our business operations. For example, in South Korea, we cannot pay more than 35% of our revenue to our distributors in any given month. In Germany, the German Commercial Code prohibits using direct salespersons to promote multi-level marketing arrangements by making the inducement to purchase products for resale illegal. Accordingly, we, through our German subsidiary, sell our products to consumers through a "commercial agent" rather than a distributor. A commercial agent is similar to an employee. As a result, in Germany we are subject to potential tax and social insurance liability as well as agency laws governing the termination of commercial agents.

     Based on our research conducted in opening existing markets, the nature and scope of inquiries from government regulatory authorities, and our history of operations in such markets to date, we believe that our method of distribution is in compliance in all material respects with the laws and regulations relating to direct selling activities of the countries in which we currently operate. The PRC currently has laws in place that prohibit us from conducting business in such market using our existing business model. The PRC recently announced its intention to lift this temporary ban in 2003. We cannot assure you that we will be allowed to conduct business in new markets or continue to conduct business in each of our existing markets. See "Risk Factors -- Laws and regulations may prohibit or severely restrict our direct sales efforts and cause our sales and profitability to decline" for additional discussion of the regulatory environment for network marketing.

     REGULATION OF PERSONAL CARE AND NUTRITIONAL SUPPLEMENTS. Our personal care and nutritional products and related promotional and marketing activities are subject to extensive governmental regulation by numerous domestic and foreign governmental agencies and authorities. These include the FDA, the Federal Trade Commission, the Consumer Product Safety Commission, and the United States Department of Agriculture in the United States, and the Ministry of Health and Welfare in Japan.


     Our markets have varied regulations concerning product formulation, labeling, packaging and importation. These laws and regulations often require us to, among other things:


     - Reformulate products for a specific market to meet the specific product formulation laws of such country,

     - Conform product labeling to the regulations in each country, and

     - Register or qualify products with the applicable government authority or obtain necessary approvals or file necessary notifications for the marketing of such products.

For example, in Japan, the Ministry of Health and Welfare requires us to have an import business license and to register each personal care product imported into Japan. We also reformulated many products to satisfy other Ministry of Health and Welfare regulations. In Taiwan, all "medicated" cosmetic and pharmaceutical products require registration. These regulations can limit our ability to import products into our markets and can delay introductions of new products into markets as we go through the registration and approval process for such products. The sale of cosmetic products is regulated in the European Union member states under the European Union Cosmetics Directive, which requires a uniform application for foreign companies making personal care product sales.

     Nutritional supplements are strictly regulated in our markets. Our markets have varied regulations that apply to and distinguish nutritional health supplements from "drugs" or "pharmaceutical products." For example, our products are regulated by the FDA of the United States under the Federal Food, Drug and Cosmetic Act. The Federal Food, Drug and Cosmetic Act has been amended several times with respect to nutritional supplements, most recently by the Nutrition Labeling and Education Act and the Dietary Supplement Health and Education Act. The Dietary Supplement Health and Education Act establishes rules for determining whether a product is a nutritional supplement. Under this statute, nutritional supplements are regulated more like foods than drugs, are not subject to the food additive provisions of the law, and are generally not required to undergo regulatory clearance prior to being introduced to the market. None of this infringes, however, upon the FDA's power to remove an unsafe substance from the market. In the event a product, or an ingredient in a product, is classified as a drug or pharmaceutical product in any market, we will generally not be able to distribute such product in such market through our distribution channel because of strict restrictions applicable to drug and pharmaceutical products. For example, the FDA has recently appealed the decision of a federal district court that CHOLESTIN, a Pharmanex product, could be sold as a nutritional supplement under the Dietary Supplement Health and Education Act. If the FDA succeeds in overturning the district court's decision, we will be unable to sell CHOLESTIN without first obtaining FDA approval. For more information regarding this appeal by the FDA, see "Risk Factors -- If CHOLESTIN is determined to be a drug requiring FDA approval, our sales of CHOLESTIN will decrease and our business will be harmed" and "-- Legal Proceedings."

     Many of our existing markets also regulate product claims and advertising. These laws regulate the types of claims and representations that can be made regarding the efficacy of products, particularly dietary supplements. Accordingly, these regulations can limit our distributors' ability to inform consumers of the full benefits of our products. One of the strategic purposes of our acquisition of Pharmanex was to obtain additional resources to enhance our ability to comply with these requirements.

     In Japan, we and our distributors are severely restricted in making any claims concerning the health benefits of our nutritional supplements. In the United States we are unable to make any claim that any of our nutritional supplements will diagnose, cure, mitigate, treat or prevent disease. The Dietary Supplement Health and Education Act, however, permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or a function of the body. The FDA recently issued a proposed rule concerning these issues.

     The FTC similarly requires that product claims be substantiated. In 1994, our affiliate, Nu Skin International, and three of its distributors entered into a consent decree with the FTC with respect to its investigation of product claims and distributor practices. As part of the settlement of this investigation, Nu Skin International paid approximately $1.0 million to the FTC. In August 1997, Nu Skin International reached a settlement with the FTC with respect to product claims and its compliance with the 1994 consent decree, pursuant to which settlement Nu Skin International paid $1.5 million to the FTC.

     We and our vendors are also subject to laws and regulations governing the manufacturing of our products. For example, in the United States the FDA regulations establish Good Manufacturing Practices for foods and drugs. The FDA has also proposed detailed Good Manufacturing Practices for nutritional supplements; however, no such regulations have yet been adopted.

     To date, we have not experienced any difficulty maintaining our import licenses but have experienced complications regarding health and safety and food and drug regulations for nutritional products. Many of our products have required reformulation to comply with local requirements. In addition, in Europe there is no uniform legislation governing the manufacture and sale of nutritional products. Complex legislation governing the manufacturing and sale of nutritional products in this market has inhibited our ability to gain quick access to this market for our nutritional supplements. These conditions could continue to delay sales of our nutritional supplements in these markets, particularly Germany, which already has a large nutritional, herbal and dietary products industry. Currently, we are only marketing our core nutritional products in a limited number of countries in our European market.

     TELECOMMUNICATIONS REGULATION. Following the completion of our planned acquisition of Big Planet, we, through Big Planet, will be subject to varying degrees of telecommunications regulation in each of the jurisdictions in which we operate. As a nondominant carrier in the United States, our provision of international and domestic long distance telecommunications services is generally regulated on a streamlined basis. Despite recent trends toward deregulation, some countries do not currently permit competition in the provision of public switched voice telecommunications services.

     United States Regulation of Domestic and International Telecommunications Services. In the United States, Big Planet's provision of domestic telecommunications service is subject to the provisions of the Communications Act, as amended by the Telecommunications Act of 1996, and Federal Communications Commission regulations adopted thereunder, as well as the applicable laws and regulations of the various states. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications common carriers to the extent those facilities are used to provide, originate or terminate interstate or international communications. State regulatory commissions retain some jurisdiction over the same facilities and services to the extent they are used to originate or terminate intrastate common carrier communications. The FCC and relevant state authorities regulate the ownership of transmission facilities, the provision of services and the terms and conditions under which such services are provided. Nondominant carriers such as Big Planet are required by federal and state law and regulations to file tariffs listing the rates, terms and conditions for the services they provide. In addition, Big Planet is subject to contribution requirements for federal and state universal service funds, which serve to fund affordable telephone service in designated sectors.



     With regard to regulation of international telecommunications services in the United States, common carriers, such as Big Planet, are required to obtain authority under Section 214 of the Communications Act and are subject to a variety of international service regulations, including the FCC's International Settlements Policy, which governs permissible arrangements between United States carriers and their foreign correspondents to settle the cost of terminating traffic on each other's networks and settlement rates, and provides rules requiring the filing of international tariffs, carrier contracts, including foreign carrier agreements, and traffic and revenue reports.


     Regulation of Telecommunications Services in Foreign Countries. Many overseas telecommunications markets are undergoing dramatic changes as a result of privatization and deregulation. In Europe, the regulation of the telecommunications industry is governed at a supranational level by the European Union, which has developed a regulatory framework aimed at ensuring an open, competitive telecommunications market. Each European Union member state has a different regulatory regime, and the requirements for Big Planet to obtain necessary licenses vary considerably from one member state to another and are likely to change as competition is permitted in new service sectors. In other overseas markets, Big Planet would be subject to the regulatory regimes in each of the countries in which it seeks to conduct business. Local regulations range from permissive to restrictive, depending upon the country. Despite recent trends toward deregulation, some countries do not currently permit competition in the provision of public switched voice telecommunications services, which will limit Big Planet's and other similarly situated United States-based carriers' ability to provide telecommunication services in some markets. For additional discussion of telecommunications regulations, see "Risk
Factors -- Big Planet is subject to potential harmful effects of regulation of its telecommunications services" and "Risk Factors -- Big Planet's expansion outside the United States may be restricted or prohibited by the regulatory environment in non-United States markets."


     Internet Access. In the United States, Internet service providers are generally considered "enhanced service providers" and are exempt from federal and state regulations governing common carriers. Accordingly, Big Planet's provision of Internet access services is currently exempt from tariff, certification and rate regulation. Nevertheless, regulations governing disclosure of confidential information, copyright, excise tax and other requirements that may apply to Big Planet's provision of Internet access services could be adopted in the future. In addition, the applicability of existing laws governing many of these issues to the Internet is uncertain. The majority of such laws were adopted prior to the advent of the Internet and related technologies and do not address unique issues associated with the Internet and related technologies. We cannot assure you that our operations will not be adversely affected by the adoption of any such laws or the application of existing laws to the Internet. In addition, we cannot assure you that regulatory requirements in markets outside of the United States will not harm our ability to implement Internet services in such markets. Some countries, including Japan, presently regulate Internet access service as a telecommunications service under existing telecommunications laws in some circumstances. To that extent, Big Planet's Internet access service might be subject to regulations similar to the regulations of telecommunications carriers in such countries. See "Risk
Factors -- Big Planet is subject to potential harmful effects of regulation of its telecommunications services." For additional information regarding regulations governing the Internet, see "Risk Factors -- Big Planet may be liable for information disseminated through its Internet access services" and "Risk Factors -- New and existing regulation of the Internet could harm Big Planet's business."


     OTHER REGULATORY ISSUES. As a United States entity operating through subsidiaries in foreign jurisdictions, we are subject to foreign exchange control and transfer pricing laws that regulate the flow of funds between our subsidiaries and our company for product purchases, management services and contractual obligations such as the payment of distributor commissions. We believe that we operate in compliance with all applicable foreign exchange control and transfer pricing laws. However, we cannot assure you that we will continue to be found to be operating in compliance with foreign exchange control and transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes in our operating procedures.



     As is the case with most companies that operate in our product categories, we have from time to time received inquiries from government regulatory authorities regarding the nature of our business and other issues such as compliance with local direct selling, customs, taxation, foreign exchange control, securities and other laws. Although to date none of these inquiries has resulted in a finding materially adverse to us, adverse publicity resulting from inquiries into our operations by United States and state government agencies in the early 1990s, stemming in part from alleged inappropriate product and earnings claims by distributors, and in the mid 1990s resulting from adverse media attention in South Korea, harmed our business and results of operations. We cannot assure you that we will not face similar inquiries in the future, which, either as a result of findings adverse to us or as a result of adverse publicity resulting from the instigation of such inquiries, could harm our business and results of operations.


     Based on our experience and research and the nature and scope of inquiries from government regulatory authorities, we believe that we are in material compliance with all regulations applicable to us. Despite this belief, we could be found not to be in material compliance with existing regulations as a result of, among other things, the considerable interpretative and enforcement discretion given to regulators or misconduct by independent distributors.


     Any assertion or determination that we or our distributors are not in compliance with existing laws or regulations could harm our business and results of operations. In addition, in any country or jurisdiction, the adoption of new laws or regulations or changes in the interpretation of existing laws or regulations could generate negative publicity and/or harm our business and results of operations. Government agencies and courts in any of our markets could use their discretionary powers and authority to interpret and apply laws in a manner that would limit our ability to operate or otherwise harm our business. We cannot determine the effect, if any, that future governmental regulations or administrative orders may have on our business and results of operations. Governmental regulations in countries where we plan to commence or expand operations may prevent, delay or limit market entry of certain products or require the reformulation of such products. Regulatory action, whether or not it results in a final determination adverse to us, has the potential to create negative publicity, with detrimental effects on the motivation and recruitment of distributors and, consequently, on our sales and earnings.


EMPLOYEES

     As of March 31, 1999, we had approximately 2,200 full-time and part-time employees. None of the employees is represented by a union or other collective bargaining group. We believe our relationship with our employees is good, and we do not currently foresee a shortage in qualified personnel needed to operate our business. As of March 31, 1999, Big Planet had approximately 400 employees.

LEGAL PROCEEDINGS


     In February 1999, a federal district judge in Utah ruled that CHOLESTIN, one of our Pharmanex natural nutritional supplements, could be legally sold as a nutritional supplement under the Dietary Supplement Health and Education Act of 1994. The FDA had previously challenged the status of CHOLESTIN as a dietary supplement, claiming it was a drug and could not be marketed without FDA approval. The FDA has since appealed to the Tenth Circuit Court of Appeals seeking to overturn the district court's decision. If the decision is overturned, we will not be able to sell CHOLESTIN without FDA approval. See "Risk Factors -- If CHOLESTIN is determined to be a drug requiring FDA approval, our sales of CHOLESTIN will decrease and our business will be harmed" for additional information regarding this legal proceeding.



     In March 1993, a class action lawsuit entitled Natalie Capone on behalf of Herself and All Others Similarly Situated v. Nu Skin Canada, Inc., Nu Skin International, Inc., Blake Roney, et al., was filed against Nu Skin International and affiliated parties in federal district court in Utah alleging violations of the anti-fraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, common law fraud and violations of the Utah Consumer Sales Practices Act. The plaintiffs in the case also seek injunctive relief as well as disgorgement of profits and restitution to the plaintiffs of earnings, profits and other compensation. In June 1997, the court denied Nu Skin International's motion for summary judgment but also denied the plaintiff's motion to certify a similarly situated class of distributors. However, in May 1998 the court granted the plaintiff's motion to certify a similarly situated class of distributors based on more limited non-reliance claims under the Securities Act and the Utah Anti-Pyramid statute. The case continues in discovery. We intend to continue to vigorously defend against this action.


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

                                   MANAGEMENT


     Our directors, executive officers and presidents of Nu Skin Enterprises' key subsidiaries as of May 20, 1999 were as follows:



           NAME              AGE                      POSITION
           ----              ---                      --------
Blake M. Roney.............  41    Chairman of the Board of Directors
Steven J. Lund.............  45    President and Chief Executive Officer,
                                   Director
Sandra N. Tillotson........  42    Senior Vice President, Director
Brooke B. Roney............  36    Senior Vice President, Director
Keith R. Halls.............  41    Senior Vice President and Secretary, Director
Renn M. Patch..............  48    Chief Operating Officer
Corey B. Lindley...........  34    Chief Financial Officer
M. Truman Hunt.............  40    Vice President and General Counsel
William E. McGlashan,        35    President, Pharmanex
  Jr.......................
Richard W. King(1).........  42    President, Big Planet
Michael D. Smith...........  53    Vice President of North Asia
Grant F. Pace..............  47    Vice President of Southeast Asia and Greater
                                   China
Takashi Bamba..............  63    President, Nu Skin Japan
John Chou..................  53    President, Nu Skin Taiwan
Daniel W. Campbell.........  44    Director
E.J. "Jake" Garn...........  66    Director
Paula Hawkins..............  72    Director
Max L. Pinegar.............  67    Director
Andrew D. Lipman...........  47    Director


-------------------------

(1) Richard W. King will not become an executive officer of Nu Skin Enterprises until completion of the Big Planet acquisition.

     Blake M. Roney has served as Chairman of the Board since our inception. Mr. Roney was a founder of Nu Skin International in 1984 and served as its Chief Executive Officer and President until we acquired Nu Skin International in March 1998. Since our acquisition of Nu Skin International, Mr. Roney has served as the Chairman of the Board of our company and each of its subsidiaries. He received a B.S. degree from Brigham Young University.

     Steven J. Lund has been President, Chief Executive Officer and a director of our company since its inception. Mr. Lund was a founding shareholder of Nu Skin International and served as the Executive Vice President of Nu Skin International until we acquired Nu Skin International. Mr. Lund previously worked as an attorney in private practice. He received a B.A. degree from Brigham Young University and a J.D. degree from Brigham Young University.

     Sandra N. Tillotson has served as a director of our company since its inception and as Senior Vice President from May 1998. Ms. Tillotson was a founding shareholder and Vice President of Nu Skin International from its formation until it was acquired by our company. She earned a B.S. degree from Brigham Young University.

     Brooke B. Roney has served as a director of our company since its inception and as a Senior Vice President since May 1998. Mr. Roney was a founding shareholder and Vice President and director of Nu Skin International from its inception until it was acquired by our company.

     Keith R. Halls has served as Secretary and a director of our company since its inception and as a Senior Vice President since May 1998. Mr. Halls was a director, Vice President and shareholder of Nu Skin International from its formation until it was acquired by our company. Mr. Halls continues to serve as a director of our subsidiaries. Mr. Halls is a Certified Public Accountant. Mr. Halls received a

B.A. degree from Stephen F. Austin State University and a B.S. degree from Brigham Young University.

     Renn M. Patch has been Chief Operating Officer of our company since its inception. From 1992 until March 1998, he served as Vice President of Global Operations and Assistant General Manager of Nu Skin International. From 1991 to 1992, he served as Director of Government Affairs of Nu Skin International. Prior to joining Nu Skin International in 1991, Mr. Patch was associated with the Washington, D.C. consulting firm of Parry and Romani Associates. Mr. Patch earned a B.A. degree from the University of Minnesota, a J.D. degree from Hamline University School of Law and an LL.M. degree from Georgetown University.

     Corey B. Lindley has been the Chief Financial Officer of our company since its inception. From 1993 to 1996, he served as Managing Director, International, of Nu Skin International. Mr. Lindley worked as the International Controller of Nu Skin International from 1991 to 1994. From 1990 to 1991, he served as Assistant Director of Finance of Nu Skin International. Mr. Lindley is a Certified Public Accountant. Prior to joining Nu Skin International in 1990, he worked for the accounting firm of Deloitte and Touche LLP. He earned a B.S. degree from Brigham Young University and an M.B.A. degree from Utah State University.

     M. Truman Hunt has served as Vice President and General Counsel since May 1998. He served as Vice President of Legal Affairs and Investor Relations from our company's inception until May 1998. He also served as Counsel to the President of Nu Skin International from 1994 until 1996. From 1991 to 1994, Mr. Hunt served as President and Chief Executive Officer of Better Living Products, Inc., a Nu Skin International affiliate involved in the manufacture and distribution of houseware products sold through traditional retail channels. Prior to that time, he was a securities and business attorney in private practice. He received a B.S. degree from Brigham Young University and a J.D. degree from the University of Utah.

     William E. McGlashan, Jr. has served as the President of Pharmanex since founding the company in February 1994. Prior to founding Pharmanex, in October 1993 Mr. McGlashan co-founded Generation Ventures, a firm which initiates and funds China-related ventures, and served as its Chief Executive Officer. Mr. McGlashan was employed by Bain Capital from 1990-1992. Mr. McGlashan received his B.A. degree from Yale University and his M.B.A. degree from the Stanford Graduate School of Business.

     Richard W. King has served as President of Big Planet since its inception in 1997. From August 1996 to September 1997, Mr. King was president of Night Technologies International, Inc. From August 1993 to April 1996, Mr. King was an Executive Vice President of Novell, Inc., a leading network software company. Mr. King was responsible for NetWare, Novell's flagship product. Mr. King received a B.S. degree in Computer Science from Brigham Young University.

     Michael D. Smith has been our Vice President of North Asia since December 1997. Mr. Smith was Vice President of Operations for our company from its inception until December 1997. He also served previously as Vice President of North Asian Operations for Nu Skin International. In addition, he served as General Counsel of Nu Skin International from 1992 to 1996 and as Director of Legal Affairs of Nu Skin International from 1989 to 1992. He earned B.S. and M.A. degrees from Brigham Young University and a J.D. degree from the University of Utah.

     Grant F. Pace has served as Vice President of Southeast Asia and Greater China since December 1997. From 1992 to 1997, he was Regional Vice President-Direct Selling in the Asian region for Sara Lee, and from 1988 to 1992 he was President and Regional Managing Director, Southeast Asia for Avon Products, Inc. He received a J.D. degree from Brigham Young University and an M.B.A. degree from Harvard University.

     Takashi Bamba has served as President and/or General Manager of Nu Skin Japan since 1993. Prior to joining Nu Skin Japan in 1993, Mr. Bamba was President and Chief Executive Officer of Avon Products Co., Ltd., the publicly-traded Japanese subsidiary of Avon Products, Inc., from 1988 to 1993. He received a B.A. degree from Yokohama National University.

     John Chou has served as President and/or General Manager of Nu Skin Taiwan, Inc. since 1991. Prior to joining Nu Skin Taiwan in 1991, he spent 21 years in international marketing and management with 3M Taiwan Ltd., Amway Taiwan and Universal PR Co. Mr. Chou is the Chairman of the Taiwan ROC Direct Selling Association. He is also a member of Kiwanis International, and the Taiwan American Chamber of Commerce. He received a B.A. degree from Tan Kang University in Taipei, Taiwan.

     Daniel W. Campbell has served as a director of our company since March 1997. Mr. Campbell has been a Managing General Partner of EsNet, Ltd. since 1994. From 1992 to 1994, Mr. Campbell was the Senior Vice President and Chief Financial Officer of WordPerfect Corporation and prior to that was a partner of Price Waterhouse LLP. He received a B.S. degree from Brigham Young University.

     E.J. "Jake" Garn has served as a director of our company since March 1997. Senator Garn has been Vice Chairman of Huntsman Corporation, one of the largest privately-held companies in the United States, since 1993. He currently serves as a director for Morgan Stanley Dean Witter Advisors, a mutual fund company; United Space Alliance Board, a prime contractor for the space shuttle; and Franklin Covey & Co., Inc., a provider of time management seminars and products. From 1974 to 1993, Senator Garn was a member of the United States Senate and served on numerous senate committees. He received a B.A. degree from the University of Utah.

     Paula Hawkins has served as a director of our company since March 1997. Senator Hawkins is the principal of Paula Hawkins & Associates, Inc., a management consulting company, since 1988. From 1980 to 1986, Senator Hawkins was a member of the United States Senate and served on numerous senate committees.

     Max L. Pinegar has served as a director of our company since its inception. Mr. Pinegar served as a Senior Vice President from May 1998 until his retirement in November 1998. He also served as General Manager of Nu Skin International from 1989 and as Vice President of Nu Skin International from 1992 until he retired in November 1998. He received a B.A. degree from Brigham Young University and an M.B.A. degree from the University of Utah.


     Andrew D. Lipman has served as a director of our company since May 1999. Since 1998, Mr. Lipman has been a partner and head of the Telecommunications Group of Swidler Berlin Shereff Friedman, LLP, a Washington D.C. law firm. He is currently Vice Chairman of the firm. From 1987-1997, Mr. Lipman also served as Senior Vice President for Legal and Regulatory Affairs for MFS Communications Co., a competitive telecommunications provider. He received a B.A. degree from the University of Rochester and a J.D. degree from Stanford University. Mr. Lipman's law firm has in the past provided legal services to Big Planet.


     Blake M. Roney and Brooke B. Roney are brothers. We are not aware of any other family relationships among any directors or executive officers. Our Certificate of Incorporation contains provisions eliminating or limiting the personal liability of directors for violations of a director's fiduciary duty to the extent permitted by the Delaware General Corporation Law.

                      PRINCIPAL AND SELLING STOCKHOLDERS+


     The following table sets forth, as of May 15, 1999, certain information regarding the beneficial ownership of the Class A common stock and Class B common stock prior to and after the offering (assuming no exercise of the underwriters' over-allotment option) by:


     - Each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of the outstanding shares of either the Class A common stock or the Class B common stock,

     - Each of our directors,

     - Our chief executive officer and each of our seven most highly compensated executive officers determined in accordance with Rule 402 of Regulation S-K,

     - Each selling stockholder, and

     - All executive officers and directors of Nu Skin Enterprises as a group.

Unless otherwise indicated in the footnotes to the table (i) the business address of the 5% stockholders is 75 West Center Street, Provo, Utah 84601, and
(ii) the stockholders have direct beneficial ownership and sole voting and investment power with respect to the shares beneficially owned.


                                                                                            CLASS B
                                                            CLASS A                          COMMON            TOTAL
                                                       COMMON STOCK(1)(2)                 STOCK(1)(2)       COMMON STOCK
                                            ----------------------------------------   ------------------   ------------
                                              OWNED       TO BE
                                              PRIOR       SOLD        TO BE OWNED                           VOTING POWER
                                             TO THE      IN THE        AFTER THE       OWNED PRIOR TO AND    AFTER THE
     DIRECTORS, EXECUTIVE OFFICERS,         OFFERING    OFFERING        OFFERING       AFTER THE OFFERING     OFFERING
             5% STOCKHOLDERS                ---------   ---------   ----------------   ------------------   ------------
        AND SELLING STOCKHOLDERS             NUMBER      NUMBER      NUMBER      %       NUMBER       %          %
     ------------------------------         ---------   ---------   ---------   ----   ----------    ----   ------------
Blake M. Roney(3)........................   5,346,749   1,364,970   3,981,779   11.5   16,129,232    30.4       29.3
Nancy L. Roney(4)........................   3,035,234     836,056   2,199,178    6.3    8,351,534    15.8       15.2
Nedra D. Roney(5)........................   3,993,461   1,231,813   2,761,648    7.9   10,280,046    19.4       18.7
Sandra N. Tillotson(6)...................   2,621,912   1,070,382   1,551,530    4.5    6,892,557    13.0       12.5
Craig S. Tillotson(7)....................   1,373,006     860,834     512,172    1.5    3,874,585     7.3        7.0
R. Craig Bryson(8).......................   1,280,006     774,453     505,554    1.5    3,818,741     7.2        6.9
Kathleen D. Bryson(9)....................     694,503     429,789     264,714      *    1,926,121     3.6        3.5
Steven J. Lund(10).......................     928,801     551,381     377,420    1.1    2,626,702     5.0        4.7


(continued on following page)
---------------

+ The following table sets forth the pecuniary interest in the shares being offered by our executive officers, their spouses and children and any trusts or foundations for which any of them is a beneficiary in this offering. We have presented this information in an effort to clarify our executive officers' economic interest in this offering. The following table is provided for clarification purposes only.


                                                                 CLASS A AND           CLASS A
                                                                   CLASS B             COMMON            CLASS A AND
                                                                COMMON STOCK         STOCK TO BE        CLASS B COMMON
                                                                    OWNED               SOLD             STOCK OWNED
                            NAME                              PRIOR TO OFFERING    IN THE OFFERING    AFTER THE OFFERING
                            ----                              -----------------    ---------------    ------------------
Blake M. Roney..............................................     20,699,240           1,057,827           19,641,413
Sandra N. Tillotson.........................................     10,863,445           1,210,382            9,653,063
Steven J. Lund..............................................      3,472,252             407,000            3,065,252
Brooke B. Roney.............................................      3,482,166             555,015            2,927,151
Keith R. Halls..............................................        379,600             193,082              186,518

                                                                                            CLASS B
                                                            CLASS A                          COMMON            TOTAL
                                                       COMMON STOCK(1)(2)                 STOCK(1)(2)       COMMON STOCK
                                            ----------------------------------------   ------------------   ------------
                                              OWNED       TO BE
                                              PRIOR       SOLD        TO BE OWNED                           VOTING POWER
                                             TO THE      IN THE        AFTER THE       OWNED PRIOR TO AND    AFTER THE
     DIRECTORS, EXECUTIVE OFFICERS,         OFFERING    OFFERING        OFFERING       AFTER THE OFFERING     OFFERING
             5% STOCKHOLDERS                ---------   ---------   ----------------   ------------------   ------------
        AND SELLING STOCKHOLDERS             NUMBER      NUMBER      NUMBER      %       NUMBER       %          %
     ------------------------------         ---------   ---------   ---------   ----   ----------    ----   ------------
Kalleen Lund(11).........................     557,710     359,000     198,710      *    1,315,446     2.5        2.4
Brooke B. Roney(12)......................     910,077     713,672     196,405      *    2,642,664     5.0        4.7
Denice R. Roney(13)......................     534,367     436,164      98,203      *    1,321,332     2.5        2.4
Keith R. Halls(14).......................     156,875     153,553       3,322      *      210,875       *          *
Anna Lisa Massaro Halls(15)..............     135,500     132,178       3,322      *      189,116       *          *
Max L. Pinegar(16).......................      35,327          --      35,327      *           --      --         --
Daniel W. Campbell(17)...................      15,000          --      15,000      *           --      --         --
E.J. "Jake" Garn(17).....................      15,000          --      15,000      *           --      --         --
Paula Hawkins(17)........................      15,000          --      15,000      *           --      --         --
Andrew D. Lipman(18).....................          --          --          --     --           --      --         --
Renn M. Patch(19)........................      13,400          --      13,400      *           --      --         --
Takashi Bamba(20)........................      12,750          --      12,750      *           --      --         --
John Chou(21)............................      12,965          --      12,965      *           --      --         --
Safeco Corporation(22)...................   1,966,700          --   1,966,700      *           --      --         --
Kirk V. Roney(23)........................     857,420     713,672     143,748      *    1,925,322     3.6        3.4
Melanie K. Roney(24).....................     509,610     427,736      81,874      *      962,661     1.8        1.7
Rick A. Roney(25)........................     356,836     356,836          --     --      246,427       *          *
Burke F. Roney(26).......................     349,287     349,287          --     --           --       *          *
Park R. Roney(27)........................     356,836     356,836          --     --      185,773       *          *
The MAR Trust(28)........................      92,678      92,678          --     --       37,322       *          *
The WFA Trust(29)........................      18,004      18,004          --     --           --      --         --
The All R's Trust(30)....................      32,296      32,296          --     --           --      --         --
The Blake M. and Nancy L.
  Roney Foundation(31)...................     307,143     307,143          --     --           --      --         --
The Rose Foundation(32)..................      25,000      25,000          --     --      275,000       *          *
The Nedra Roney Fixed Charitable
  Trust(33)..............................     125,000      45,000      80,000      *      125,000       *          *
NR Rhino Company, L.C.(34)...............       5,000       5,000          --     --    1,495,000     2.8        2.6
The SNT Trust(35)........................      30,000      30,000          --     --      122,893       *          *
The DVNM Trust(36).......................      10,000      10,000          --     --      160,258       *          *
The Sandra N. Tillotson Foundation(37)...      25,000      15,000      10,000      *       20,000       *          *
The Sandra N. Tillotson Fixed
  Charitable Trust(38)...................     250,000     200,000      50,000      *           --      --         --
SNT Rhino Company, L.C.(39)..............     100,000     100,000          --     --      900,000     1.7        1.6
The Steven J. and Kalleen Lund
  Foundation(40).........................     163,000     143,000      20,000      *       55,571       *          *
The Steven J. and Kalleen Lund Fixed
  Charitable Trust(41)...................      75,000      75,000          --     --           --      --         --
S & K Rhino Company, L.C.(42)............      50,000      50,000          --     --      100,000       *          *
The Brooke Brennan and Denice Renee Roney
  Foundation(43).........................     158,657     158,657          --     --           --      --         --
The Kirk and Melanie Roney Fixed
  Charitable Trust(44)...................      75,000      75,000          --     --           --      --         --
The Kirk V. and Melanie K. Roney
  Foundation(45).........................      66,800      66,800          --     --           --      --         --
The K and A Halls Trust(46)..............      78,082      78,082          --     --       10,000       *          *
The Keith Ray and Anna Lisa Massaro Halls
  Foundation(47).........................      19,375      16,053       3,322      *        9,357       *          *
The Keith and Anna Lisa Halls Fixed
  Charitable Trust(48)...................      12,500      12,500          --     --           --      --         --
K & A Rhino Company, L.C.(49)............      15,000      15,000          --     --           --      --         --
The Halls Family Trust(50)...............       7,626       7,626          --     --           --      --         --
The CST Trust(51)........................      15,000      15,000          --     --       55,826       *          *
The Craig S. Tillotson Foundation(52)....      30,000      20,000      10,000      *       31,600       *          *
The Craig S. Tillotson Fixed Charitable
  Trust(53)..............................      90,000      90,000          --     --       22,500       *          *

                                                                                            CLASS B
                                                            CLASS A                          COMMON            TOTAL
                                                       COMMON STOCK(1)(2)                 STOCK(1)(2)       COMMON STOCK
                                            ----------------------------------------   ------------------   ------------
                                              OWNED       TO BE
                                              PRIOR       SOLD        TO BE OWNED                           VOTING POWER
                                             TO THE      IN THE        AFTER THE       OWNED PRIOR TO AND    AFTER THE
     DIRECTORS, EXECUTIVE OFFICERS,         OFFERING    OFFERING        OFFERING       AFTER THE OFFERING     OFFERING
             5% STOCKHOLDERS                ---------   ---------   ----------------   ------------------   ------------
        AND SELLING STOCKHOLDERS             NUMBER      NUMBER      NUMBER      %       NUMBER       %          %
     ------------------------------         ---------   ---------   ---------   ----   ----------    ----   ------------
CST Rhino Company, L.C.(54)..............      75,000      75,000          --     --      425,000       *          *
The C & K Trust(55)......................      51,381      51,381          --     --       51,381       *          *
The Bryson Foundation(56)................      34,000      10,125      23,875      *       33,500       *          *
The Bryson Fixed Charitable Trust(57)....      75,000      75,000          --     --           --      --         --
CKB Rhino Company, L.C.(58)..............      25,000      25,000          --     --       25,000       *          *
Bear Stearns Account 2000(59)............      20,806       7,518      13,288      *           --      --          *
Bank Julius Baer & Co Ltd................      99,875      10,073      89,802      *           --      --          *
Lana Baumeister(59)......................       2,659       1,002       1,657      *           --      --          *
Bay City Capital LLC(59).................       6,817       2,572       4,245      *           --      --          *
Bay City Capital Fund I LP(59)...........       8,603       3,246       5,357      *           --      --          *
The Burdick Family Revocable Trust(59)...     415,108     156,604     258,504      *           --      --          *
Canpartners Investments IV LLC...........      22,941       8,657      14,284      *           --      --          *
Caramia LLC..............................      19,194       7,244      11,950      *           --      --          *
Centrum Bank AG(59)......................      59,540      22,470      37,070      *           --      --          *
Michael Chang(59)........................     151,365      57,125      94,240      *           --      --          *
Chase Venture Capital Associates.........     327,226     123,496     203,730      *           --      --          *
Cynthia J. Cohn Revocable Trust..........         891         335         556      *           --      --          *
Florence Cohn(59)........................       5,319       2,006       3,313      *           --      --          *
Gerald L. Cohn Revocable Trust UAD
  12/17/84(59)...........................      48,500      18,302      30,198      *           --      --          *
Hannah S. and Samuel A. Cohn Memorial
  Foundation Trust.......................       1,188         448         740      *           --      --          *
Lawrence B. Cohn(59).....................         594         223         371      *           --      --          *
Diekman Revocable Trust DTD 6/95 John D.
Diekman and Susan P. Diekman
  Trustees(59)...........................      11,398       4,301       7,097      *           --      --          *
Carl Djerassi Trustee of the Carl
  Djerassi Charitable Remainder Unitrust
  DTD 3/27/91(59)........................      74,813      28,234      46,579      *           --      --          *
Experta-Bil..............................      13,643       5,147       8,496      *           --      --          *
F L P Trust No. 10(59)...................     101,071      38,143      62,928      *           --      --          *
F L P Trust No. 11(59)...................     101,071      38,143      62,928      *           --      --          *
John C. Fieschko And Theresa L. Fieschko
  Living Trust DTD 11/24/92(59)..........      10,968       4,138       6,830      *           --      --          *
John Griffin(59).........................      25,069       4,728      20,341      *           --      --          *
John Hursh(59)...........................       1,624         612       1,012      *           --      --          *
Lawrence Klein(59).......................       1,324         499         825      *           --      --          *
John W. Lewis............................     154,662      22,161     132,501      *           --      --          *
Stephen J. Lewis.........................     168,764      33,241     135,523      *           --      --          *
Lombard Odier & CIE(59)..................     144,489      54,529      89,960      *           --      --          *
M & D Precision Science Group Limited
  Partnership I(59)......................     265,271     100,114     165,157      *           --      --          *
John E. McHugh & Brenda McHugh Tenancy by
  the Entireties(59).....................       3,253       1,226       1,594      *           --      --          *
Diane W. Middlebrook, Trustee of the
  Diane W. Middlebrook Charitable
  Remainder Unitrust DTD 03/04/97(59)....       4,244       1,601       2,643      *           --      --          *
Regan Miles(59)..........................       6,651       1,182       5,469      *           --      --          *
Morrow Family Revocable Trust(59)........      12,221       4,611       7,610      *           --      --          *
Edward A. Newman(59).....................       2,659       1,002       1,657      *           --      --          *
Patrick Noonan(59).......................         940         354         586      *           --      --          *
PG Partners(59)..........................      62,674      22,645      40,029      *           --      --          *
Post Balanced Fund LP(59)................      43,395      15,680      27,715      *           --      --          *
Post High Yield Fund LP(59)..............       2,972       1,075       1,897      *           --      --          *
Post Holdings LLC(59)....................      56,398      20,377      36,021      *           --      --          *
Post Total Return Fund LP(59)............       4,161       1,504       2,657      *           --      --          *

                                                                                            CLASS B
                                                            CLASS A                          COMMON            TOTAL
                                                       COMMON STOCK(1)(2)                 STOCK(1)(2)       COMMON STOCK
                                            ----------------------------------------   ------------------   ------------
                                              OWNED       TO BE
                                              PRIOR       SOLD        TO BE OWNED                           VOTING POWER
                                             TO THE      IN THE        AFTER THE       OWNED PRIOR TO AND    AFTER THE
     DIRECTORS, EXECUTIVE OFFICERS,         OFFERING    OFFERING        OFFERING       AFTER THE OFFERING     OFFERING
             5% STOCKHOLDERS                ---------   ---------   ----------------   ------------------   ------------
        AND SELLING STOCKHOLDERS             NUMBER      NUMBER      NUMBER      %       NUMBER       %          %
     ------------------------------         ---------   ---------   ---------   ----   ----------    ----   ------------
Martin I. Ravin(59)......................         594         223         371      *           --      --          *
Martin I. Ravin Irrevocable Trust(59)....         297         111         186      *           --      --          *
Reichmuth & Co(59).......................       1,779         671       1,108      *           --      --          *
Craig Ritchey............................      37,921       7,387      30,534      *           --      --          *
Shelley Cohn Schmidt Revocable Trust.....         594         223         371      *           --      --          *
Triaxis Trust AG(59).....................      62,673      23,652      39,021      *           --      --          *
Peter Whitman (59).......................         882         295         587      *           --      --          *
Whitney Equity Partners LP...............     327,226     123,496     203,730      *           --      --          *
Blake Winchell, Trustee of The Blake
  Winchell Revocable Trust...............      10,968       4,138       6,830      *           --      --          *
Woodfield Financial Consortium(59).......      35,073      13,236      21,837      *           --      --          *



All directors and officers as a group
(18 persons)(60).                           10,536,169   3,853,958   6,682,211   19.2   31,138,816    58.7           56.3


-------------------------
  *  Less than 1%.


 (1) Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and each share of Class B common stock is automatically converted into one share of Class A common stock upon the transfer of such share of Class B common stock to any person who is not a Permitted Transferee as defined in the Company's Certificate of Incorporation. Shares to be sold in the offering exclude shares which may be sold by the selling stockholders to the underwriters upon exercise of the overallotment option. If the underwriters exercise their over-allotment option, the underwriters will purchase 20% of the overallotment shares from the former stockholders of Generation Health Holdings, Inc. and 80% of the over-allotment shares from the other selling stockholders. Of the 80% to be purchased from the other selling stockholders, the first 143,000 shares of such 80% will be purchased from Steven J. Lund and his wife, Kalleen Lund, and the remainder, if any, will be purchased from Blake B. Roney, Nancy L. Roney, Nedra D. Roney, Sandra N. Tillotson, Craig S. Tillotson, R. Craig Bryson, Steven J. Lund, Kalleen Lund, Brooke B. Roney, Denice R. Roney, Keith R. Halls, Anna Lisa Massaro Halls, Kirk V. Roney, Melanie K. Roney, Rick A. Roney and Park R. Roney, in accordance with agreed-upon percentages set forth in the stockholders agreement among such stockholders.



 (2) Prior to the offering, certain selling stockholders will convert shares of Class B common stock to Class A common stock to be sold in the offering.



 (3) Includes shares beneficially owned or deemed to be owned beneficially by Blake M. Roney prior to the offering as follows: 2,311,515 shares of Class A common stock and 7,601,534 shares of Class B common stock held directly; 2,311,514 shares of Class A common stock and 7,601,534 shares of Class B common stock held directly by Blake M. Roney's wife, Nancy L. Roney, with respect to which he may be deemed to share voting and investment power as set forth in footnote (4) below; 307,143 shares of Class A common stock held indirectly as co-trustee and with respect to which he shares voting and investment power as set forth in footnote (31) below; 416,577 shares of Class A common stock and 750,000 shares of Class B common stock held indirectly as co-trustee and with respect to which he shares voting and investment power and 176,164 shares of Class B common stock held indirectly as trustee and with respect to which he has sole voting and investment power. Blake M. Roney is the husband of Nancy L. Roney and the brother of Nedra D. Roney, Brooke B. Roney, Kirk V. Roney, Rick A. Roney, Burke F. Roney and Park R. Roney.



 (4) Includes shares beneficially owned or deemed to be owned beneficially by Nancy L. Roney prior to the offering as follows: 2,311,514 shares of Class A common stock and 7,601,534 shares of Class B common stock held directly; 307,143 shares of Class A common stock held indirectly as co-trustee and with respect to which she shares voting and investment power as set forth in footnote (31) below; and 416,577 shares of Class A common stock and 750,000 shares of Class B common stock held indirectly as co-trustee and with respect to which she shares voting and investment power with her husband, Blake M. Roney. Nancy L. Roney is the wife of Blake M. Roney.


 (5) Includes shares beneficially owned or deemed to be owned beneficially by Nedra D. Roney prior to the offering as follows: 3,968,461 shares of Class A common stock and 10,005,046 shares of Class B common stock directly; and 25,000 shares of Class A common stock and 275,000 shares of Class B common stock held indirectly as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote (32). Nedra D. Roney is the sister of Blake M. Roney, Brooke B. Roney, Kirk V. Roney, Rick A. Roney, Burke F. Roney and Park R. Roney.



 (6) Includes shares beneficially owned or deemed to be owned beneficially by Ms. Tillotson prior to the offering as follows: 2,271,912 shares of Class A common stock and 6,447,557 shares of Class B common stock held directly; 250,000 shares of Class A common stock held indirectly as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote (38); 25,000 shares of Class A common stock and 20,000 shares of Class B common stock held indirectly as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote (37); 75,000 shares of Class A common stock and 425,000 shares of Class B common stock held indirectly as manager of a limited liability company and with respect to which she has sole voting and investment power as set forth below in footnote (54). Ms. Tillotson is the sister of Kathleen D. Bryson.



 (7) Includes shares beneficially owned or deemed to be owned beneficially by Mr. Tillotson prior to the offering as follows: 1,153,006 shares of Class A common stock and 2,802,321 shares of Class B common stock held directly; 30,000 shares of Class A common stock and 31,600 shares of Class B common stock held indirectly as co-trustee and with respect to which he shares voting and investment power as set forth below in footnote (52); 90,000 shares of Class A common stock and 22,500 shares of Class B common stock held indirectly as trustee and with respect to which he shares voting and investment power as set forth below in footnote (53); 100,000 shares of Class A common stock and 900,000 shares of Class B common stock held indirectly as manager of a limited liability company and with respect to which he has sole voting and investment power as set forth below in footnote (39); and 118,164 shares of Class B common stock held indirectly as co-trustee and with respect to which he shares voting and investment power.



 (8) Includes shares beneficially owned or deemed to be owned beneficially by Mr. Bryson prior to the offering as follows: 585,503 shares of Class A common stock and 1,892,620 shares of Class B common stock held directly; 585,503 shares of Class A common stock and 1,892,621 shares of Class B common stock held by Mr. Bryson's wife, Kathleen D. Bryson, with respect to which he may be deemed to share voting and investment power as set forth below in footnote (9); and 34,000 shares of Class A common stock and 33,500 shares of Class B common stock held indirectly as co-trustee and with respect to which he shares voting and investment power as set forth below in footnote (56); 75,000 shares of Class A common stock held indirectly as co-trustee and with respect to which he shares voting and investment power as set forth below in footnote (57). Mr. Bryson is the husband of Kathleen
     D. Bryson.



 (9) Includes shares beneficially owned or deemed to be owned beneficially by Ms. Bryson prior to the offering as follows: 585,503 shares of Class A common stock and 1,892,621 shares of Class B common stock held directly; and 34,000 shares of Class A common stock and 33,500 shares of Class B common stock held indirectly as co-trustees and with respect to which she shares voting and investment power as set forth below in footnote (56); 75,000 shares of Class A common stock held indirectly as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote (57). Ms. Bryson is the wife of R. Craig Bryson and the sister of Sandra N. Tillotson.



(10) Includes shares beneficially owned or deemed to be owned beneficially by Mr. Lund prior to the offering as follows: 319,710 shares of Class A common stock and 1,259,875 shares of Class B common stock held directly; 319,710 shares of Class A common stock and 1,259,875 shares of Class B common stock held by Mr. Lund's wife, Kalleen Lund, with respect to which he may be deemed to share voting and investment power as set forth below in footnote
     (11); 51,381 shares of Class A common stock and 51,381 shares of Class B common stock held indirectly as trustee and with respect to which he has sole voting and investment power as set forth below in footnote (55); 163,000 shares of Class A common stock and 55,571 shares of Class B common stock held indirectly as co-trustee and with respect to which he shares voting and investment power set forth below in footnote (40); and 75,000 shares of Class A common stock held indirectly as co-trustee and with respect to which he shares voting and investment power as set forth below in footnote (41). Mr. Lund is the husband of Kalleen Lund.



(11) Includes shares beneficially owned or deemed to be owned beneficially by Ms. Lund prior to the offering as follows: 319,710 shares of Class A common stock and 1,259,875 shares of Class B common stock held directly; 163,000 shares of Class A common stock and 55,571 shares of Class B common stock held indirectly as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote (40); and 75,000 shares of Class A common stock held indirectly as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote
     (41). Ms. Lund is the wife of Steven J. Lund.


(12) Includes shares beneficially owned or deemed to be owned beneficially by Brooke B. Roney prior to the offering as follows: 375,710 shares of Class A common stock and 1,321,332 shares of Class B common stock held directly; 375,710 shares of Class A common stock and 1,321,332 shares of Class B common stock held by his wife, Denice R. Roney, with respect to which he may be deemed to share voting and investment power as set forth below in footnote (13); 158,657 shares of Class A common stock held indirectly as co-trustee and with respect to which he shares voting and investment power as set forth below in footnote (43). Brooke B. Roney is the husband of Denice R. Roney and the brother of Blake M. Roney, Nedra D. Roney, Kirk V. Roney, Rick A. Roney, Burke F. Roney and Park R. Roney.



(13) Includes shares beneficially owned or deemed to be owned beneficially by Denice R. Roney prior to the offering as follows: 375,710 shares of Class A common stock and 1,321,332 shares of Class B common stock held directly; 158,657 shares of Class A common stock held indirectly as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote (43). Denice R. Roney is the wife of Brooke B. Roney.



(14) Includes shares beneficially owned or deemed to be owned beneficially by Mr. Halls prior to the offering as follows: 100,000 shares of Class A common stock and 176,518 shares of Class B common stock held directly; 25,000 shares of Class A common stock and 25,000 shares of Class B common stock held indirectly by him as the manager of a limited liability company and with respect to which he has sole voting and investment power as set forth below in footnote (58); 19,375 shares of Class A common stock and 9,357 shares of Class B common stock held indirectly by him as co-trustee and with respect to which he shares voting and investment power as set forth below in footnote (47); and 12,500 shares of Class A common stock held indirectly by him as co-trustee and with respect to which he shares voting and investment power as set forth below in footnote (48).



(15) Includes shares beneficially owned or deemed to be owned beneficially by Ms. Halls prior to the offering as follows: 103,625 shares of Class A common stock and 179,759 shares of Class B common stock held directly; 19,375 shares of Class A common stock and 9,357 shares of Class B common stock held indirectly by her as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote (47); and 12,500 shares of Class A common stock held indirectly by her as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote (48).


(16) Includes 9,000 shares of Class A common stock which may be acquired by Mr. Pinegar pursuant to a presently exercisable non-qualified stock option.


(17) Includes 12,500 shares of Class A common stock which may be acquired pursuant to presently exercisable non-qualified stock options granted to each of them.



(18) Does not include 2,500 shares of Class A common stock or 12,500 shares of Class A common stock which may be acquired by Mr. Lipman pursuant to a presently exercisable non-qualified stock option granted to him in connection with his appointment to the board of directors on May 20, 1999.



(19) Includes 6,500 shares of Class A common stock which may be acquired by Mr. Patch pursuant to presently exercisable non-qualified stock options.



(20) Includes 6,250 shares of Class A common stock which may be acquired by Mr. Bamba pursuant to presently exercisable non-qualified stock options.



(21) Includes 6,250 shares of Class A common stock which may be acquired by Mr. Chou pursuant to presently exercisable non-qualified stock options.



(22) The information regarding the number of shares beneficially owned or deemed to be beneficially owned by Safeco Corporation was taken from a Schedule 13G filed by that entity with the Securities and Exchange Commission dated February 11, 1999. The business address of Safeco Corporation is 4333 Brooklyn Avenue N.E., Seattle, Washington 98185.



(23) Includes shares beneficially owned or deemed to be owned beneficially by Kirk V. Roney prior to the offering as follows: 347,810 shares of Class A common stock and 962,661 shares of Class B common stock held directly; 367,810 shares of Class A common stock and 962,661 shares of Class B common stock held by his wife, Melanie K. Roney, with respect to which he may be deemed to share voting and investment power as set forth below in footnote
     (24); 75,000 shares of Class A common stock held indirectly as co-trustee and with respect to which he shares voting and investment power as set forth below in footnote (44); and 66,800 shares of Class A common stock held indirectly as co-trustee and with respect to which he shares voting and investment power as set forth below in footnote (45).



(24) Includes shares beneficially owned or deemed to be owned beneficially by Melanie K. Roney prior to the offering as follows: 367,810 shares of Class A common stock and 962,661 shares of Class B common stock held directly; and 75,000 shares of Class A common stock held indirectly as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote (44); 66,800 shares of Class A common stock held indirectly as co-trustee and with respect to which she shares voting and investment power as set forth below in footnote (45).



(25) Includes shares beneficially owned or deemed to be owned beneficially by Rick A. Roney prior to the offering as follows: 356,836 shares of Class A common stock and 158,344 shares of Class B common stock held directly; 88,082 shares of Class B common stock as trustee and with respect to which he has sole voting and investment power. Rick A. Roney is a brother of Blake M. Roney, Nedra D. Roney, Brooke B. Roney, Kirk V. Roney, Burke F. Roney and Park R. Roney.


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


(26) Burke F. Roney is a brother of Blake M. Roney, Nedra D. Roney, Brooke B. Roney, Kirk V. Roney, Rick A. Roney and Park R. Roney.



(27) Park R. Roney is a brother of Blake M. Roney, Nedra D. Roney, Brooke B. Roney, Kirk V. Roney, Rick A. Roney and Burke F. Roney.



(28) Tom Branch is the trustee of The MAR Trust and has sole voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity.



(29) L.S. McCullough is the trustee of The WFA Trust and has sole voting and investment power with respect to the shares of Class A common stock owned by such entity.



(30) L.S. McCullough is the trustee of The All R's Trust and has sole voting and investment power with respect to the shares of Class A common stock owned by such entity.



(31) Blake M. Roney and Nancy L. Roney are co-trustees of The Blake M. and Nancy
     L. Roney Foundation and share voting and investment power with respect to shares of Class A common stock owned by such entity as reported above in footnotes (3) and (4).



(32) Nedra D. Roney and Tom Branch are co-trustees of The Rose Foundation and share voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity as reported above in footnote
     (5).



(33) Tom Branch is the trustee of The Nedra Roney Fixed Charitable Trust and has sole voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity.



(34) Craig F. McCullough is the manager of NR Rhino Company, L.C. and has sole voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity.



(35) Lee M. Brower is the trustee of The SNT Trust and has sole voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity.



(36) Lee M. Brower is the trustee of The DVNM Trust and has sole voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity.



(37) Sandra N. Tillotson and Lee M. Brower are co-trustees of The Sandra N. Tillotson Foundation and share voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity as reported above in footnote (6).



(38) Sandra N. Tillotson is the trustee and L.S. McCullough is the independent trustee of The Sandra N. Tillotson Fixed Charitable Trust and they share voting and investment power with respect to the shares of Class A common stock owned by such entity as reported above in footnote (6).



(39) Craig S. Tillotson is the manager of SNT Rhino Company, L.C. and has sole voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity as reported above in footnote (7).



(40) Steven J. Lund and Kalleen Lund are co-trustees of The Steven J. and Kalleen Lund Foundation and share voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity as reported above in footnotes (10) and (11).



(41) Steven J. Lund and Kalleen Lund are co-trustees and L.S. McCullough is the independent trustee of The Steven J. and Kalleen Lund Fixed Charitable Trust and share voting and investment power with respect to the shares of Class A common stock owned by such entity as reported above in footnotes
     (10) and (11).



(42) Craig F. McCullough is the manager of S & K Rhino Company, L.C. and has sole voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity.



(43) Brooke B. Roney and Denice R. Roney are co-trustees and L.S. McCullough is the independent trustee of The Brooke Brennan and Denice Renee Roney Foundation and share voting and investment power with respect to the Class A common stock owned by such entity as reported above in footnotes (12) and
     (13).



(44) Kirk V. Roney and Melanie K. Roney are co-trustees and L.S. McCullough is the independent trustee of The Kirk and Melanie Roney Fixed Charitable Trust and share voting and investment power with respect to the Class A common stock owned by such entity as reported above in footnotes (23) and
     (24).



(45) Kirk V. and Melanie K. Roney are co-trustees of The Kirk V. and Melanie K. Roney Foundation and share voting and investment power with respect to the Class A common stock owned by such entity as reported above in footnotes
     (23) and (24).



(46) Michael L. Halls and Dennis Morgan are co-trustees of The K and A Halls Trust and share voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity.



(47) Keith R. Halls and Anna Lisa Massaro Halls are co-trustees of The Keith Ray and Anna Lisa Massaro Halls Foundation and share voting and investment power with respect to the Class A and Class B common stock owned by such entity as reported above in footnotes (14) and (15).

(48) Keith R. Halls and Anna Lisa Massaro Halls are co-trustees and L.S. McCullough is the independent trustee of The Keith and Anna Lisa Halls Fixed Charitable Trust and share voting and investment power with respect to the Class A common stock owned by such entity as reported above in footnotes (14) and (15).



(49) Craig F. McCullough is the manager of K & A Rhino Company, L.C. and has sole voting and investment power with respect to the shares of Class A common stock owned by such entity.



(50) Michael L. Halls and Dennis Morgan are co-trustees of The Halls Family Trust and share voting and investment power with respect to the shares of Class A common stock owned by such entity.



(51) Robert L. Stayner is the trustee of The CST Trust and has sole voting and investment power with respect to shares of Class A and Class B common stock owned by such entity.



(52) Craig S. Tillotson and Lee M. Brower are co-trustees of The Craig S. Tillotson Foundation and share voting and investment power with respect to the shares of Class A and Class B common stock reported above in footnote
     (7).



(53) Craig S. Tillotson is the trustee and Lee M. Brower is the independent trustee of The Craig S. Tillotson Fixed Charitable Trust and they share voting and investment power with respect to shares of Class A and Class B common stock owned by such entity as reported above in footnote (7).



(54) Sandra N. Tillotson is the manager of CST Rhino Company, L.C. and has sole voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity as reported above in footnote (6) above.



(55) Steven J. Lund is the trustee of The C & K Trust and has sole voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity as reported above in footnote (10) above.



(56) R. Craig Bryson and Kathleen D. Bryson are co-trustees The Bryson Foundation and share voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity as reported above in footnotes (8) and (9).



(57) R. Craig Bryson and Kathleen D. Bryson are co-trustees and Robert L. Stayner is the independent trustee of The Bryson Fixed Charitable Trust and share voting and investment power with respect to the shares of Class A common stock owned by such entity as reported above in footnotes (8) and
     (9) above.



(58) Keith R. Halls is the manager of CKB Rhino Company, L.C. and has sole voting and investment power with respect to the shares of Class A and Class B common stock owned by such entity as reported above in footnote (14).



(59) This selling stockholder has requested that his, her or its shares be withdrawn from the offering if the gross price to public is less than $20.00 per share of Class A common stock before deducting underwriters' discounts and commissions. Shares withdrawn from the offering by any selling stockholder will be reallocated pro rata first to the former stockholders of Generation Health Holdings, Inc. who elect to participate in the offering and second to the other selling stockholders.



(60) Includes 290,575 shares of Class A common stock which may be acquired upon exercise of presently exercisable options.


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

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     As of the date of this prospectus, the authorized capital stock of Nu Skin Enterprises consists of 500,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock, and 25,000,000 shares of preferred stock. As of May 15, 1999, we had 33,167,446 shares of Class A common stock issued and outstanding and 54,606,905 shares of Class B common stock issued and outstanding. Of the authorized shares of preferred stock, no shares of preferred stock were outstanding as of May 15, 1999.


     The following description of our capital stock is a summary and is subject to and qualified in its entirety by reference to the provisions of our Certificate of Incorporation.

COMMON STOCK


     The approximate number of holders of record of our Class A common stock and Class B common stock as of May 15, 1999 was 925. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting and conversion rights and transfer restrictions regarding the shares of the Class B common stock, as described below.


     VOTING RIGHTS. Each share of Class A common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders and each share of Class B common stock entitles the holder to ten votes on each such matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of Class A common stock and holders of Class B common stock will vote together on all matters submitted to a vote of the stockholders. With respect to certain corporate changes, such as liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of substantially all of our assets, holders of Class A common stock and holders of Class B common stock will vote together as a single class and the approval of 66 2/3% of the outstanding voting power is required to authorize or approve such transactions.

     Any action that can be taken at a meeting of the stockholders may be taken by written consent without a meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit holders of Class B common stock to take all actions required to be taken by the stockholders without providing the other stockholders an opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at such time as there are no shares of Class B common stock outstanding.

     DIVIDENDS. Holders of Class A common stock and holders of Class B common stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by our board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

     If a dividend or distribution payable in Class A common stock is made on the Class A common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class B common stock payable in shares of Class B common stock. Conversely, if a dividend or distribution payable in Class B common stock is made on the Class B common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A common stock payable in shares of Class A common stock.

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


     RESTRICTIONS ON TRANSFER. If a holder of Class B common stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a permitted transferee (as defined in our Certificate of Incorporation), such shares will be converted automatically into shares of Class A common stock. In the case of a pledge of shares of Class B common stock to a financial institution, such shares will not be deemed to be transferred unless and until a foreclosure occurs.


     CONVERSION. The Class A common stock has no conversion rights. The Class B common stock is convertible into shares of Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock converted. In the event of a transfer of shares of Class B common stock to any person other than a "Permitted Transferee," as defined in the Certificate of Incorporation, each share of Class B common stock so transferred automatically will be converted into one share of Class A common stock. Each share of Class B common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the number of shares of Class B common stock then outstanding is less than 10% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding.

     LIQUIDATION. In the event of liquidation, after payment of the debts and other liabilities of our company and after making provision for the holders of preferred stock, if any, our remaining assets will be distributable ratably among holders of Class A common stock and holders of Class B common stock treated as a single class.


     MERGERS AND OTHER BUSINESS COMBINATIONS. Upon the merger or consolidation of our company, holders of each class of common stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A common stock and the Class B common stock differ at that time. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or "group," as that term is defined in Rule 13d-5 of the Securities Exchange Act of 1934, which beneficially owns in the aggregate 10% or more of the outstanding common stock of our company without the affirmative vote of the holders, other than such "related person," of not less that 66 2/3% of the voting power of outstanding Class A common stock and Class B common stock voting as a single class. For the sole purpose of determining the 66 2/3% vote, a "related person" will also include the seller or sellers from whom the related person acquired, during the preceding six months, at least 5% of the outstanding shares of Class A common stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements (and not through a brokers' transaction), but only if such seller or sellers have beneficial ownership of shares of common stock having a fair market value in excess of $10.0 million in the aggregate following such disposition to such related person. This 66 2/3% voting requirement is not applicable, however, if:


     - The proposed transaction is approved by a vote of not less than a majority of our directors who are neither affiliated nor associated with the related person (or the seller of shares to the related person as described above), or

     - In the case of a transaction pursuant to which the holders of common stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in such transaction is not less than the higher of (A) the highest price per share paid by the "related person" for any of its holdings of common stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding such date or during the 30-day period immediately preceding the date on which the related person became a related person, whichever is higher.

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

     OTHER PROVISIONS. Holders of the Class A common stock and holders of Class B common stock are not entitled to preemptive rights. Neither the Class A common stock nor the Class B common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

     TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Class A common stock is American Stock Transfer and Trust Company.

     LISTING. The Class A common stock is traded on the New York Stock Exchange under the trading symbol "NUS." There is currently no public market for the Class B common stock.

PREFERRED STOCK

     The board of directors is authorized, subject to any limitations prescribed by the Delaware General Corporation Law or the rules of the New York Stock Exchange or other organizations on whose systems our stock may be quoted or listed, to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders. The approval of the holders of at least 66 2/3% of the combined voting power of the outstanding shares of common stock, however, is required for the issuance of shares of preferred stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of our company or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. In addition, the preferred stock could delay, defer or prevent a change of control of our company. We have no present plans to issue any shares of preferred stock.

OTHER CHARTER AND BYLAW PROVISIONS

     Special meetings of stockholders may be called only by the majority stockholders, the board of directors or the President or Secretary of our company. Except as otherwise required by law, stockholders, in their capacity as such, are not entitled to request or call a special meeting of the stockholders.

     Our stockholders are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of the stockholders. The failure to deliver proper notice within the periods specified in our Amended and Restated Bylaws will result in the denial of the stockholder of the right to make such nominations or propose such action at the meeting.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This law prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for three years following the date that such stockholder became an "interested stockholder," unless the "business combination" or "interested stockholder" is approved in a prescribed manner. An "interested stockholder" is a stockholder who, together with affiliates and associates, within the prior

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

three years did own 15% or more of the corporation's outstanding voting stock. A Delaware corporation may "opt out" of the provisions of Section 203 of the Delaware General Corporation Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of this law.

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

     To the fullest extent permitted by the Delaware General Corporation Law, our Certificate of Incorporation and Bylaws provide that we shall indemnify and advance expenses to each of our directors, officers, employees and agents. We believe the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. We have entered into separate indemnification agreements with each of our directors and executive officers in order to effectuate such provisions. Our Certificate of Incorporation also provides for, to the fullest extent permitted by the Delaware General Corporation Law, elimination or limitation of liability of directors for breach of their fiduciary duty to us or our stockholders.

REGISTRATION RIGHTS

     Under the Stockholders' Agreement, as amended, between and among certain Nu Skin Enterprises original stockholders, we have granted such stockholders registration rights permitting each of such original stockholders to register his or her shares of Class A common stock, subject to certain restrictions, on any registration statement filed by our company until such original stockholder has sold a specified value of shares of Class A common stock. In connection with the acquisition of Pharmanex, we have granted demand and piggyback registration rights, subject to certain restrictions, to the former stockholders of Pharmanex.

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Class A common stock that may be relevant to you if you are a non-U.S. Holder. In general a "non-U.S. Holder" is any holder of Class A common stock other than:

     - A citizen or resident of the United States,

     - A corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any state,

     - An estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or

     - A trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

     This discussion is a summary of certain aspects of current United States federal income and estate taxation and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular non-U.S. Holder (including certain United States expatriates). Accordingly, offerees of Class A common stock are urged to consult their tax advisers regarding the United States federal, state, local and non-United States income and other tax consequences of holding and disposing of shares of Class A common stock.

     If you are an individual, you may, subject to certain exceptions, be deemed to be a United States resident (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediate preceding year, and one-sixth of the days present in the second preceding year). In addition, an alien may be treated as a resident alien if he or she (1) meets a lawful permanent residence test or (2) elects to be treated as a United States resident and meets the test in the immediately preceding sentence in the immediately following year. Resident aliens are subject to United States federal income tax as if they were United States citizens.

     DIVIDENDS. If dividends are paid on the Class A common stock, as a non-U.S. Holder, you will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (1) considered effectively connected with a trade or business carried on by you within the United States, or alternatively, (2) if certain tax treaties apply, considered attributable to a permanent establishment in the United States maintained by you if certain income tax treaties apply.

     Under currently effective United States Treasury regulations (the "Current Regulations"), if we have no definitive knowledge regarding your tax status, we must withhold tax at the rate of 30% on all dividend payments if your address is outside the United States. For these purposes, under the Current Regulations, dividends paid to an address in a foreign country generally are presumed to be paid to a resident of that country absent knowledge to the contrary. Under United States Treasury regulations generally effective for payments made after December 31, 2000 (the "Final Regulations"), such presumption is eliminated. Further, to claim the benefit of an applicable treaty rate, you will be required to file the appropriate United States Internal Revenue Service form 1001 or form W-8BEN (or substitute form) with the United States. In addition, under the Final Regulations, in the case of Class A common stock held by a foreign partnership, (1) the certification requirement will generally be applied to the partners of the partnership and (2) the partnership will be required to provide certain information, including a United States taxpayer identification number. The Final Regulations also provide look-through rules for tiered partnerships. If you are eligible for a reduced rate of United States withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

     Dividends that are considered effectively connected with a United States trade or business or attributable to a United States permanent establishment generally will not be subject to United States withholding tax if you file the appropriate U.S. Internal Revenue Service form 4224 or W-8ECI (or substitute form) with us (which form, under the Final Regulations, will require you to provide a United States taxpayer identification number). You will be taxed on such dividends for United States federal income tax purposes on a net income basis, in the same manner as if you were a resident of the United States. If you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty).

     SALE OF CLASS A COMMON STOCK. As a non-U.S. Holder, you will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Class A common stock unless: (1)(a) the gain is considered effectively connected with a trade or business carried on by you within the United States, or alternatively, (b) if certain tax treaties apply, the gain is considered attributable to a permanent establishment in the United States maintained by you (and in either case, the branch profits tax discussed above may also apply if you are a corporation); (2) you are an individual who holds shares of Class A common stock as a capital asset and you are present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or (3) we are or have been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which we do not believe that we currently are or are likely to become) at any time within the shorter of the five-year period preceding such disposition or your holding period. If we are or were to become a USRPHC at any time during this period, gains realized upon a disposition of Class A common stock by you would not be subject to United States federal income tax, provided you did not directly or indirectly own more than 5% of the Class A common stock during this period generally and that the Class A common stock had been regularly traded on an established securities market.

     ESTATE TAX. If you are an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death, Class A common stock will be includable in your gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

     BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS. We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to, and the tax withheld with respect to, each of you. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. Holder resides or is established.

     Under the Current Regulations, United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above) generally will not apply to dividends paid on

Class A common stock if you have an address outside the United States. Backup withholding and information reporting generally will apply to dividends paid on shares of Class A common stock to a non-U.S. Holder if you have an address in the United States, or if you fail to establish an exemption or to provide certain other information to the payor. Under the Final Regulations, however, if you fail to certify your status in accordance with the requirements of the Final Regulations, you may be subject to United States backup withholding on payments of dividends.

     The payment of proceeds from the disposition of Class A common stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless you, under penalties of perjury, certify, among other things, your status as a non-U.S. Holder or otherwise establish an exemption. The payment of proceeds from the disposition of Class A common stock to or through a non-U.S. office of a non-U.S. broker generally will be subject to information reporting, but not backup withholding, if the broker is a United States person, a "controlled foreign corporation" for United States federal income tax purposes or a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business. Information reporting and not backup withholding will not apply if the broker has documentary evidence in its files that the owner is a non-U.S. Holder (and the broker has no actual knowledge of the country).

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against the your United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

                                  UNDERWRITING

GENERAL

     We intend to offer our Class A common stock in the United States through a number of U.S. underwriters. _____________________________________ are acting as
U.S. representatives of each of the U.S. underwriters named below. Subject to the terms and conditions set forth in a U.S. purchase agreement among our company, the selling stockholders and the U.S. underwriters, and concurrently with the sale of 1,000,000 shares of Class A common stock to ________________________________, as the Japanese manager, the selling stockholders have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from the selling stockholders, the number of shares of Class A common stock set forth opposite its name below.


                                                              NUMBER OF
                                                               SHARES
                     U.S. UNDERWRITERS                        ---------
                                                              --------
              Total.........................................  9,000,000
                                                              ========

     We and the selling stockholders have also entered into a Japanese underwriting agreement with the Japanese manager. Subject to the terms and conditions set forth in the Japanese underwriting agreement, and concurrently with the sale of 9,000,000 shares of Class A common stock to the U.S. underwriters pursuant to the U.S. purchase agreement, the selling stockholders have agreed to sell to the Japanese manager, and the Japanese manager has agreed to purchase from the selling stockholders, an aggregate of 1,000,000 shares of Class A common stock. The public offering price per share and the total underwriting discount per share of Class A common stock are identical under the U.S. purchase agreement and the Japanese underwriting agreement.

     In the U.S. purchase agreement and the Japanese underwriting agreement, the several U.S. underwriters and the Japanese manager, respectively, have agreed, subject to the terms and conditions set forth in those agreements, to purchase all of the shares of Class A common stock being sold under the terms of each such agreement if any of the shares of Class A common stock being sold under the terms of such agreement are purchased. In the event of a default by an underwriter, the U.S. purchase agreement and the Japanese underwriting agreement provide that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the U.S. purchase agreement and/or the Japanese underwriting agreement may be terminated. The closings with respect to the sale of shares of Class A common stock to be purchased by the U.S. underwriters and the Japanese manager are conditioned upon one another.


     All of the shares to be offered in this offering have been registered under the Securities Act. With regards to the offering in Japan, a filing of a securities notice under the Securities and

Exchange Laws of Japan will be made with the director of Kanto local finance bureau of Japan. The Japanese manager has agreed that the offering in Japan will be a public offering without listing in Japan and will be governed by Japanese laws and regulations.


     We and the selling stockholders have agreed to indemnify the U.S. underwriters and the Japanese manager against some liabilities, including some liabilities under the Securities Act and other applicable securities laws, or to contribute to payments the U.S. underwriters and Japanese manager may be required to make in respect of those liabilities.

     The shares of Class A common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The U.S. representatives have advised us and the selling stockholders that the U.S. underwriters propose initially to offer the shares of Class A common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in
excess of $     per share of Class A common stock. The U.S. underwriters may
allow, and such dealers may reallow, a discount not in excess of $     per share
of Class A common stock to certain other dealers. After the public offering, the public offering price, concession and discount may change.

     The following table shows the per share and total underwriting discount to be paid by the selling stockholders to the U.S. underwriters and the Japanese manager and the proceeds before expenses to the selling stockholders. This information is presented assuming either no exercise or full exercise by the U.S. underwriters and the Japanese manager of their over-allotment options.

                                                                     WITHOUT    WITH
                                                         PER SHARE   OPTION    OPTION
                                                         ---------   -------   ------
Public Offering Price..................................      $          $        $
Underwriting Discount..................................      $          $        $
Proceeds, before expenses, to the selling
  stockholders.........................................      $          $        $


     The expenses of the offering, exclusive of the underwriting discount, are
estimated at $      and are payable mostly by the selling stockholders and the rest by us.


INTERSYNDICATE AGREEMENT


     The U.S. underwriters and the Japanese manager have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the U.S. underwriters and the Japanese manager are permitted, with certain exceptions, to sell shares of our Class A common stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our Class A common stock will not offer to sell or sell shares of our Class A common stock to Japanese persons or to persons they believe intend to resell to Japanese persons, and the Japanese manager and any dealer to whom they sell shares of Class A common stock will not offer to sell or sell shares of Class A common stock to non-Japanese or to persons they believe intend to resell to non-Japanese persons, except in the case of transactions under the terms of the intersyndicate agreement.

OVER-ALLOTMENT OPTION

     The selling stockholders have granted an option to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 1,500,000 additional shares of our Class A common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our Class A common stock offered hereby. To the extent that the U.S. underwriters exercise this option, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our Class A common stock proportionate to such U.S. underwriter's initial amount reflected in the foregoing table. No over-allotment option has been granted under the Japanese underwriters agreement.

NO SALES OF SIMILAR SECURITIES

     We, our executive officers and directors, all of the selling stockholders and certain other stockholders have agreed, with certain exceptions, without the prior written consent of _____________ on behalf of the underwriters for a period of 90 days after the date of this prospectus, not to directly or indirectly:

     - Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for or repayable with our Class A common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any shares of our Class A common stock or

     - Enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our Class A common stock whether any such swap or transaction is to be settled by delivery of our Class A common stock or other securities, in cash or otherwise.

NEW YORK STOCK EXCHANGE LISTING

     Our Class A common stock is listed on the New York Stock Exchange under the symbol "NUS." The shares of Class A common stock sold in the offering in Japan will not be listed on any stock exchange in Japan and will not be registered with the Japan Securities Dealers Association as shares to be traded in the Japanese over-the-counter market. Therefore, there will be no public market in Japan for the trading of such shares.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our Class A common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our Class A common stock. As an exception to these rules, the U.S. representatives are permitted to engage in transactions that stabilize the price of our Class A common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our Class A common stock.

     If the underwriters create a short position in our Class A common stock in connection with the offering, i.e., if they sell more shares of our Class A common stock than are set forth on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing our

Class A common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither our company nor any of the underwriters makes any representation that the U.S. representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                   WHERE YOU CAN FIND MORE INFORMATION ABOUT
                              NU SKIN ENTERPRISES

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are also available over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-3 with the SEC covering the Class A common stock. For further information on Nu Skin Enterprises and our Class A common stock, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of those documents.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means:

     - Incorporated documents are considered part of the prospectus,

     - We can disclose important information to you by referring you to those documents, and

     - Information that we file with the SEC will automatically update and supersede this prospectus.

     We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, the "Exchange Act":

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1998,


     - Quarterly Report on Form 10-Q for the three months ended March 31, 1999,


     - Current Report on Form 8-K filed on February 9, 1999,

     - Current Report on Form 8-K filed on March 23, 1999,

     - Current Report on Form 8-K/A filed on April 13, 1999, and

     - Quarterly Report on Form 10-Q for the three months ended June 30,
       1999.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before all the Class A common stock offered by this prospectus has been sold:

     - Reports filed under Section 13(a) and (c) of the Exchange Act,

     - Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting, and

     - Any reports filed under Section 15(d) of the Exchange Act.

     You may request a copy of any filings referred to above (excluding exhibits) at no cost, by contacting us at the following address:

                           Nu Skin Enterprises, Inc.
                             75 West Center Street
                               Provo, Utah 84601
                                 (801) 345-6100
                         Attention: Investor Relations

                                 LEGAL MATTERS

     The validity of our Class A common stock offered hereby will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., Salt Lake City, Utah. Certain legal matters relating to our Class A common stock will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California. Shearman & Sterling has in the past provided, and may continue to provide, legal services to Nu Skin Enterprises.

                                    EXPERTS

     The consolidated financial statements of Nu Skin Enterprises at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, included in this prospectus, except as they relate to Nu Skin International and its affiliates including those operating in Europe, Australia and New Zealand as of December 31, 1997 and for the years ended December 31, 1997 and 1996, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon appearing elsewhere in this prospectus, and insofar as they relate to Nu Skin International and its affiliates including those operating in Europe, Australia and New Zealand as of December 31, 1997 and for the years ended December 31, 1997 and 1996 have been audited by Grant Thornton LLP, independent accountants, whose report thereon appears herein. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                           NU SKIN ENTERPRISES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets at December 31, 1997 and 1998,
  and at March 31, 1999 (unaudited).........................  F-3
Consolidated Statements of Income for the years ended
  December 31, 1996, 1997 and 1998, and the three months
  ended March 31, 1998 (unaudited) and 1999 (unaudited).....  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1996, 1997 and 1998, and the
  three months ended March 31, 1999 (unaudited).............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998, and the three months
  ended March 31, 1998 (unaudited) and 1999 (unaudited).....  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Nu Skin Enterprises, Inc.

     In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Nu Skin Enterprises, Inc. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Acquired Entities (Note 3), which statements reflect total assets of $127.0 million at December 31, 1997, and total revenue of $265.0 million and $308.9 million for the years ended December 31, 1996 and 1997, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the Acquired Entities, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Salt Lake City, Utah
February 17, 1999

                           NU SKIN ENTERPRISES, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                DECEMBER 31,
                                                             -------------------    MARCH 31,
                                                               1997       1998        1999
                                                             --------   --------   -----------
                                                                                   (UNAUDITED)
                                     ASSETS
Current assets
  Cash and cash equivalents................................  $174,300   $188,827     $ 160,016
  Accounts receivable......................................    11,074     13,777        14,913
  Related parties receivable...............................    23,008     22,255        23,070
  Inventories, net.........................................    69,491     79,463        72,706
  Prepaid expenses and other...............................    38,716     50,475        51,227
                                                             --------   --------     ---------
                                                              316,589    354,797       321,932
Property and equipment, net................................    27,146     42,218        41,932
Other assets, net..........................................    61,269    209,418       211,886
                                                             --------   --------     ---------
Total assets...............................................  $405,004   $606,433     $ 575,750
                                                             ========   ========     =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable.........................................  $ 23,259   $ 17,903     $  16,275
  Accrued expenses.........................................   140,615    132,723       108,094
  Related parties payable..................................    10,038     25,029        25,066
  Current portion of long-term debt........................        --     14,545        52,323
  Current portion of notes payable to stockholders.........    19,457         --            --
                                                             --------   --------     ---------
                                                              193,369    190,200       201,758
Long-term debt, less current portion.......................        --    138,734        83,714
Other liabilities..........................................        --     22,857        22,857
Notes payable to stockholders, less current portion........   116,743         --            --
Minority interest..........................................        --         --            --
Commitments and contingencies (Notes 10 and 17)
Stockholders' equity
  Preferred stock -- 25,000,000 shares authorized, $.001
     par value, 1,941,331 and no shares issued and
     outstanding...........................................         2         --            --
  Class A common stock -- 500,000,000 shares authorized,
     $.001 par value, 11,758,011, 33,709,251 and 33,172,950
     shares issued and outstanding.........................        12         34            33
  Class B common stock -- 100,000,000 shares authorized,
     $.001 par value, 70,280,759 and 54,606,905 shares
     issued and outstanding................................        70         55            55
  Additional paid-in capital...............................   115,053    146,781       129,386
  Accumulated other comprehensive income...................   (28,578)   (43,604)      (44,300)
  Retained earnings........................................    17,788    158,064       188,899
  Deferred compensation....................................    (9,455)    (6,688)       (6,652)
                                                             --------   --------     ---------
                                                               94,892    254,642       267,421
                                                             --------   --------     ---------
       Total liabilities and stockholders' equity..........  $405,004   $606,433     $ 575,750
                                                             ========   ========     =========


The accompanying notes are an integral part of these consolidated financial statements.

                           NU SKIN ENTERPRISES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                           THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                          ------------------------------   -------------------
                                            1996       1997       1998       1998       1999
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Revenue.................................  $761,638   $953,422   $913,494   $227,863   $233,751
Cost of sales...........................   171,187    191,218    188,457     45,689     41,017
Cost of sales -- amortization of
  inventory step-up.....................        --         --     21,600         --         --
                                          --------   --------   --------   --------   --------
Gross profit............................   590,451    762,204    703,437    182,174    192,734
                                          --------   --------   --------   --------   --------
Operating expenses:
  Distributor incentives................   282,588    362,195    331,448     83,127     87,649
  Selling, general and administrative...   168,706    201,880    202,150     48,071     58,005
  Distributor stock expense.............     1,990     17,909         --         --         --
  In-process research and development
     (Note 4)...........................        --         --     13,600         --         --
                                          --------   --------   --------   --------   --------
Total operating expenses................   453,284    581,984    547,198    131,198    145,654
                                          --------   --------   --------   --------   --------
Operating income........................   137,167    180,220    156,239     50,976     47,080
Other income (expense), net.............    10,771      8,973     13,599      2,185      1,864
                                          --------   --------   --------   --------   --------
Income before provision for income taxes
  and minority interest.................   147,938    189,193    169,838     53,161     48,944
Provision for income taxes (Note 12)....    49,526     55,707     62,840     16,405     18,109
Minority interest.......................    13,700     14,993      3,081      3,081         --
                                          --------   --------   --------   --------   --------
Net income..............................  $ 84,712   $118,493   $103,917   $ 33,675   $ 30,835
                                          ========   ========   ========   ========   ========
Net income per share (Note 2):
  Basic.................................  $   1.07   $   1.42   $   1.22   $    .41   $    .35
  Diluted...............................  $   1.02   $   1.36   $   1.19   $    .39   $    .35
Weighted average common shares
  outstanding:
  Basic.................................    79,194     83,331     84,894     82,004     87,706
  Diluted...............................    83,001     87,312     87,018     86,316     89,175
Unaudited pro forma data (Note 12):
  Income before pro forma provision for
     income taxes and minority
     interest...........................  $147,938   $189,193   $169,838   $ 53,161
  Pro forma provision for income
     taxes..............................    54,752     71,856     65,998     19,563
  Pro forma minority interest...........     8,630      9,299      1,947      1,947
                                          --------   --------   --------   --------
  Pro forma net income..................  $ 84,556   $108,038   $101,893   $ 31,651
                                          ========   ========   ========   ========
Pro forma net income per share:
  Basic.................................  $   1.07   $   1.30   $   1.20   $    .39
  Diluted...............................  $   1.02   $   1.24   $   1.17   $    .37


The accompanying notes are an integral part of these consolidated financial statements.

                           NU SKIN ENTERPRISES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                     ACCUMULATED
                                                                   CLASS A   CLASS B   ADDITIONAL       OTHER
                                             CAPITAL   PREFERRED   COMMON    COMMON     PAID-IN     COMPREHENSIVE   RETAINED
                                              STOCK      STOCK      STOCK     STOCK     CAPITAL        INCOME       EARNINGS
                                             -------   ---------   -------   -------   ----------   -------------   --------
Balance at January 1, 1996.................  $ 5,595                                                  $ (2,858)     $ 65,626

Net income.................................       --                                                        --        84,712
Foreign currency translation adjustments...       --                                                    (3,196)           --
Total comprehensive income.................
Reorganization and termination of S
  corporation status (Note 1)..............   (4,550)                         $ 80      $  1,209            --         3,261
Net proceeds from the offering and
  conversion of shares by stockholders
  (Notes 1 and 11).........................       --                 $12        (8)       98,829            --            --
Contributed capital........................    1,570                  --        --            --            --            --
Purchase of Acquired Entities (Note 3).....   (2,615)     $ 2         --        --         2,613            --            --
Dividends..................................       --       --         --        --            --            --       (65,139)
Issuance of notes payable to
  stockholders.............................       --       --         --        --            --            --       (86,487)
Issuance of distributor stock options......       --       --         --        --        33,039            --            --
Issuance of employee stock awards..........       --       --         --        --        13,280            --            --
Amortization of deferred compensation......       --       --         --        --            --            --            --
                                             -------      ---        ---      ----      --------      --------      --------
Balance at December 31, 1996...............       --        2         12        72       148,970        (6,054)        1,973

Net income.................................       --       --         --        --            --            --       118,493
Foreign currency translation adjustments...       --       --         --        --            --       (22,524)           --
Total comprehensive income.................
Conversion of shares from Class B to Class
  A........................................       --       --          2        (2)           --            --            --
Repurchase of 1,416 shares of Class A
  common stock (Note 11)...................       --       --         (2)       --       (20,260)           --            --
Adjustment to distributor stock options
  (Note 11)................................       --       --         --        --        (2,546)           --            --
Forfeitures of employee stock awards.......       --       --         --        --        (1,181)           --            --
Amortization of deferred compensation......       --       --         --        --            --            --            --
Contributed capital........................       --       --         --        --         7,383            --            --
Dividends..................................       --       --         --        --       (19,026)           --       (46,054)
Issuance of employee stock awards and
  options..................................       --       --         --        --         1,713            --            --
Issuance of notes payable to
  stockholders.............................       --       --         --        --            --            --       (56,624)
                                             -------      ---        ---      ----      --------      --------      --------
Balance at December 31, 1997...............       --        2         12        70       115,053       (28,578)       17,788

Net income.................................       --       --         --        --            --            --       103,917
Foreign currency translation adjustments...       --       --         --        --            --       (15,026)           --
Total comprehensive income.................
Amortization of deferred compensation......       --       --         --        --            --            --            --
Issuance of notes payable to
  stockholders.............................       --       --         --        --            --            --       (24,413)
Purchase of Acquired Entities and
  termination of S corporation status......       --        1         --        --       (22,144)           --        60,772
Purchase of Pharmanex (Note 4).............       --       --          4        --        78,710            --            --
Repurchase of 917 shares of Class A common
  stock (Note 11)..........................       --       --         --        --       (10,549)           --            --
Exercise of distributor and employee stock
  options..................................       --       --         --        --         1,961            --            --
Conversion of preferred stock (Note 3).....       --       (3)         3        --            --            --            --
Conversion of shares from Class B to Class
  A........................................       --       --         15       (15)           --            --            --
Contingent payments to stockholders (Note
  5).......................................       --       --         --        --       (16,250)           --            --
                                             -------      ---        ---      ----      --------      --------      --------
Balance at December 31, 1998...............       --       --         34        55       146,781       (43,604)      158,064

Net income (unaudited).....................       --       --         --        --            --            --        30,835
Foreign currency translation adjustments
  (unaudited)..............................       --       --         --        --            --          (696)           --
Total comprehensive income (unaudited).....
Amortization of deferred compensation
  (unaudited)..............................       --       --         --        --            --            --            --
Termination of Nu Skin USA license fee
  (Note 18) (unaudited)....................       --       --         --        --        (6,444)           --            --
Repurchase of 781 shares of Class A common
  stock (unaudited)........................       --       --         (1)       --       (11,765)           --            --
Exercise of distributor and employee stock
  options (unaudited)......................       --       --         --        --           814            --            --
                                             -------      ---        ---      ----      --------      --------      --------

Balance at March 31, 1999 (unaudited)......  $    --      $--        $33      $ 55      $129,386      $(44,300)     $188,899
                                             =======      ===        ===      ====      ========      ========      ========


                                                                TOTAL
                                               DEFERRED     STOCKHOLDERS'
                                             COMPENSATION      EQUITY
                                             ------------   -------------
Balance at January 1, 1996.................                   $ 68,363
Net income.................................                     84,712
Foreign currency translation adjustments...                     (3,196)
                                                              --------
Total comprehensive income.................                     81,516
Reorganization and termination of S
  corporation status (Note 1)..............                         --
Net proceeds from the offering and
  conversion of shares by stockholders
  (Notes 1 and 11).........................                     98,833
Contributed capital........................                      1,570
Purchase of Acquired Entities (Note 3).....                         --
Dividends..................................                    (65,139)
Issuance of notes payable to
  stockholders.............................                    (86,487)
Issuance of distributor stock options......    $(20,688)        12,351
Issuance of employee stock awards..........     (13,280)            --
Amortization of deferred compensation......       2,488          2,488
                                               --------       --------
Balance at December 31, 1996...............     (31,480)       113,495
Net income.................................          --        118,493
Foreign currency translation adjustments...          --        (22,524)
                                                              --------
Total comprehensive income.................                     95,969
Conversion of shares from Class B to Class
  A........................................          --             --
Repurchase of 1,416 shares of Class A
  common stock (Note 11)...................          --        (20,262)
Adjustment to distributor stock options
  (Note 11)................................        (690)        (3,236)
Forfeitures of employee stock awards.......       1,181             --
Amortization of deferred compensation......      23,247         23,247
Contributed capital........................          --          7,383
Dividends..................................          --        (65,080)
Issuance of employee stock awards and
  options..................................      (1,713)            --
Issuance of notes payable to
  stockholders.............................          --        (56,624)
                                               --------       --------
Balance at December 31, 1997...............      (9,455)        94,892
Net income.................................          --        103,917
Foreign currency translation adjustments...          --        (15,026)
                                                              --------
Total comprehensive income.................                     88,891
Amortization of deferred compensation......       3,626          3,626
Issuance of notes payable to
  stockholders.............................          --        (24,413)
Purchase of Acquired Entities and
  termination of S corporation status......          --         38,629
Purchase of Pharmanex (Note 4).............        (859)        77,855
Repurchase of 917 shares of Class A common
  stock (Note 11)..........................          --        (10,549)
Exercise of distributor and employee stock
  options..................................          --          1,961
Conversion of preferred stock (Note 3).....          --             --
Conversion of shares from Class B to Class
  A........................................          --             --
Contingent payments to stockholders (Note
  5).......................................          --        (16,250)
                                               --------       --------
Balance at December 31, 1998...............      (6,688)       254,642
Net income (unaudited).....................          --         30,835
Foreign currency translation adjustments
  (unaudited)..............................          --           (696)
                                                              --------
Total comprehensive income (unaudited).....                     30,139
Amortization of deferred compensation
  (unaudited)..............................         686            686
Termination of Nu Skin USA license fee
  (Note 18) (unaudited)....................        (650)        (7,094)
Repurchase of 781 shares of Class A common
  stock (unaudited)........................          --        (11,766)
Exercise of distributor and employee stock
  options (unaudited)......................          --            814
                                               --------       --------
Balance at March 31, 1999 (unaudited)......    $ (6,652)      $267,421
                                               ========       ========


The accompanying notes are an integral part of these consolidated financial statements.

                           NU SKIN ENTERPRISES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                     THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,             MARCH 31,
                                                  --------------------------------   -------------------
                                                    1996       1997        1998        1998       1999
                                                  --------   ---------   ---------   --------   --------
                                                                                         (UNAUDITED)
Cash flows from operating activities:
Net income......................................  $ 84,712   $ 118,493   $ 103,917   $ 33,675   $ 30,835
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.................     9,615       8,809      15,768      3,105      7,217
  Amortization of deferred compensation.........     2,488      23,247       3,626      1,015        686
  Amortization of inventory step-up.............        --          --      21,600         --         --
  Write-off of in-process research and
    development.................................        --          --      13,600         --         --
  Income applicable to minority interest........    13,700      14,993       3,081      3,081         --
  Changes in operating assets and liabilities:
    Accounts receivable.........................    (5,939)       (614)       (900)    (6,448)      (730)
    Related parties receivable..................    (4,097)     (2,726)      1,215     (5,651)      (815)
    Inventories, net............................    (6,060)    (10,206)     (3,556)    (9,709)     8,891
    Prepaid expenses and other..................   (10,132)    (24,641)     (7,248)    (6,432)      (554)
    Other assets................................   (24,814)    (23,161)     (4,100)    (3,075)      (399)
    Accounts payable............................    (1,682)      3,336      (8,767)        50     (1,628)
    Accrued expenses and other liabilities......    82,844      31,058      (8,973)   (23,223)   (32,609)
    Related parties payable.....................     1,733     (29,986)    (10,703)    11,295         37
                                                  --------   ---------   ---------   --------   --------
  Net cash provided by (used in) operating
    activities..................................   142,368     108,602     118,560     (2,317)    10,931
                                                  --------   ---------   ---------   --------   --------
Cash flows from investing activities:
Purchase of property and equipment..............    (9,172)    (14,389)    (18,320)    (2,982)    (3,417)
Purchase of Pharmanex, net of cash acquired.....        --          --     (28,750)        --         --
Payments for lease deposits.....................      (562)     (3,457)       (633)    (1,502)    (1,218)
Receipt of refundable lease deposits............        98         120       1,650        108         26
                                                  --------   ---------   ---------   --------   --------
  Net cash used in investing activities.........    (9,636)    (17,726)    (46,053)    (4,376)    (4,609)
                                                  --------   ---------   ---------   --------   --------
Cash flows from financing activities:
Payments on long-term debt......................        --          --     (41,634)        --    (14,545)
Proceeds from capital contributions.............     1,570      11,358          --         --         --
Proceeds from long-term debt....................        --          --     181,538         --         --
Net proceeds from the offering (Note 1).........    98,833          --          --         --         --
Dividends paid..................................   (80,025)    (30,468)         --         --         --
Repurchase of shares of common stock............        --     (20,262)    (10,549)        --    (11,766)
Exercise of distributor and employee stock
  options.......................................        --          --       1,961         --        814
Payment to stockholders for notes payable (Note
  5)............................................   (15,000)    (71,487)   (180,000)    (3,722)        --
Termination of Nu Skin USA license fee (Note
  18)...........................................        --          --          --         --    (10,000)
                                                  --------   ---------   ---------   --------   --------
  Net cash provided by (used in) financing
    activities..................................     5,378    (110,859)    (48,684)    (3,722)   (35,497)
                                                  --------   ---------   ---------   --------   --------
Effect of exchange rate changes on cash.........    (7,287)    (20,540)     (9,296)    (4,816)       364
                                                  --------   ---------   ---------   --------   --------
  Net increase (decrease) in cash and cash
    equivalents.................................   130,823     (40,523)     14,527    (15,231)   (28,811)
Cash and cash equivalents, beginning of
  period........................................    84,000     214,823     174,300    174,300    188,827
                                                  --------   ---------   ---------   --------   --------
Cash and cash equivalents, end of period........  $214,823   $ 174,300   $ 188,827   $159,069   $160,016
                                                  ========   =========   =========   ========   ========


The accompanying notes are an integral part of these consolidated financial statements.

                           NU SKIN ENTERPRISES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

     Nu Skin Enterprises, Inc. (the "Company"), is a network marketing company involved in the distribution and sale of premium quality, innovative personal care and nutritional products. The Company distributes Nu Skin brand products in markets throughout the world. The Company's operations are divided into three segments: North Asia, which consists of Japan and South Korea; Southeast Asia, which consists of Taiwan, Thailand, Hong Kong (including Macau), the Philippines, Australia, and New Zealand; and Other Markets, which consists of the United Kingdom, Austria, Belgium, Denmark, France, Germany, Italy, Ireland, Poland, Portugal, Spain, Sweden, the Netherlands, Brazil (the Company's subsidiaries operating in these countries are collectively referred to as the "Subsidiaries") and product sales to and license fees from the Company's North American private affiliates.

     The Company was incorporated on September 4, 1996 as a holding company and acquired certain of the Subsidiaries (the "Initial Subsidiaries") through a reorganization (the "Reorganization") which occurred November 20, 1996. On November 27, 1996, the Company completed its initial public offerings of 4,750,000 shares of Class A common stock and received net proceeds of $98.8 million (the "Offerings").

     As discussed in Note 3, the Company completed the NSI Acquisition on March 26, 1998. Prior to the Reorganization and the NSI Acquisition, each of the Subsidiaries elected to be treated as an S corporation. In connection with the Reorganization, the Initial Subsidiaries' S corporation status was terminated on November 19, 1996, and the Company declared a distribution to the stockholders that included all of the Initial Subsidiaries' previously earned and undistributed taxable S corporation earnings totaling $86.5 million. In connection with the NSI Acquisition, the Acquired Entities' S corporation status was terminated, and the Acquired Entities declared distributions to the stockholders that included all of the Acquired Entities' previously earned and undistributed taxable S corporation earnings totaling $87.1 million in 1997 and $37.6 million in 1998 (the "S Distribution Notes").

     Inasmuch as a portion of the Acquired Entities were under common control (Note 3), the Company's consolidated financial statements for 1996 and 1997 have been combined and restated as if the Company and the Acquired Entities had been combined during all periods presented.

     Also in connection with the NSI Acquisition, on December 31, 1997, NSI carved-out and distributed the net assets of its USA division ("Nu Skin USA") to the NSI Stockholders. Immediately prior to this distribution, NSI declared a distribution to the NSI Stockholders that included all of Nu Skin USA's previously earned and undistributed taxable S corporation earnings totaling $49.1 million. This distribution and all other historical transactions of Nu Skin USA are excluded from the restatement of the Company's consolidated financial statements for 1996 and 1997.

     As discussed in Note 4, the Company completed the Pharmanex acquisition on October 16, 1998, which enhanced the Company's involvement with the distribution and sale of nutritional products.

     As discussed in Note 18, in February 1999, the Company announced its intent to acquire Big Planet, Inc., an Internet-based company that offers Internet connectivity, e-commerce, telecommunications and other technology products and services to consumers in North America. The

                           NU SKIN ENTERPRISES, INC.

Company also announced its intent to acquire certain assets of Nu Skin USA, Inc. and to acquire the Company's remaining affiliates in Canada, Mexico and Guatemala.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

     The consolidated financial statements include the accounts of the Company and the Subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates

     The preparation of these financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include reserves for product returns, obsolete inventory and taxes. Actual results could differ from these estimates.

Cash and cash equivalents

     Cash equivalents are short-term, highly liquid instruments with original maturities of 90 days or less.

Inventories


     Inventories consist primarily of merchandise purchased for resale and are stated at the lower of cost, using the first-in, first-out method, or market. The Company had reserves for obsolete inventory totaling $11,000,000, $13,500,000 and $13,600,000 as of December 31, 1996, 1997 and 1998,
respectively, and $12,000,000 (unaudited) as of March 31, 1999.


Property and equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Furniture and fixtures.................  5 - 7 years
Computers and equipment................  3 - 5 years
Leasehold improvements.................  Shorter of estimated useful life or lease term
Vehicles...............................  3 - 5 years

     Expenditures for maintenance and repairs are charged to expense as incurred.

Other assets

     Other assets consist primarily of deferred tax assets, deposits for noncancelable operating leases, distribution rights, goodwill and long-term intangibles acquired in the NSI Acquisition (Note 3) and the Pharmanex Acquisition (Note 4). These intangibles are amortized on the straight-line basis over the estimated useful lives of the assets. The Company assesses the recoverability of long-lived assets

                           NU SKIN ENTERPRISES, INC.

by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows attributable to the assets.

Revenue recognition

     Revenue is recognized when products are shipped and title passes to independent distributors who are the Company's customers. A reserve for product returns is accrued based on historical experience. The Company generally requires cash or credit card payment at the point of sale. The Company has determined that no allowance for doubtful accounts is necessary. Amounts received prior to shipment and title passage to distributors are recorded as deferred revenue.

Research and development

     The Company's research and development activities are conducted primarily out of its research and development facility located in Shanghai, China. Research and development costs are expensed as incurred.

Income taxes

     The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net income per share

     In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. SFAS 128 specifies the computation, presentation and disclosure requirements for earnings per share data, and requires the restatement of earnings per share data in prior periods. SFAS 128 also requires the presentation of both basic and diluted earnings per share data for entities with complex capital structures. Diluted earnings per share data gives effect to all dilutive potential common shares that were outstanding during the periods presented. Net income per share for the year ended December 31, 1996 is computed assuming that the Company's Reorganization and the resultant issuance of Class B common stock occurred as of January 1, 1996.

Foreign currency translation

     Most of the Company's business operations occur outside of the United States. Each Subsidiary's local currency is considered the functional currency. Since a substantial portion of the Company's inventories are purchased with U.S. dollars in the United States and since the Company is incorporated in the United States, all assets and liabilities are translated into U.S. dollars at exchange rates existing at the balance sheet dates, revenues and expenses are translated at weighted average exchange rates, and stockholders' equity is recorded at historical exchange rates. The resulting foreign currency translation adjustments are recorded as a separate component of

                           NU SKIN ENTERPRISES, INC.

stockholders' equity in the consolidated balance sheets, and transaction gains and losses are included in other income and expense in the consolidated financial statements.

Fair value of financial instruments

     The fair value of financial instruments including cash and cash equivalents, accounts receivable, related parties receivable, accounts payable, related parties payable and notes payable approximate book values. The carrying amount of long-term debt approximates fair value because the applicable interest rates approximate current market rates. Fair value estimates are made at a specific point of time, based on relevant market information.

Stock-based compensation

     The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and provides pro forma disclosures of net income and net income per share as if the fair value based method prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, had been applied in measuring compensation expense (Note 11).

Reporting Comprehensive Income

     During the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, and it includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The statement is effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements have not been issued. The statement defines which costs of computer software developed or obtained for internal use are capital and which costs are expensed. The Company adopted SOP 98-1 effective January 1998. The adoption of SOP 98-1 does not materially affect the Company's consolidated financial statements.

Reporting on the Costs of Start-Up Activities

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities. The statement is effective for fiscal years beginning after December 15, 1998. The statement requires costs of start-up activities and organization costs to be expensed as incurred. The Company will adopt SOP 98-5 for calendar year 1999. The adoption of SOP 98-5 will not materially affect the Company's consolidated financial statements.

                           NU SKIN ENTERPRISES, INC.

Accounting for Derivative Instruments and Hedging Activities

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intended use of the derivative and its resulting designation. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company will adopt SFAS 133 by January 1, 2000. The Company is currently evaluating the impact the adoption of SFAS 133 will have on its consolidated financial statements.


Interim results (unaudited)



     The accompanying consolidated balance sheet at March 31, 1999, the related consolidated statements of income and of cash flows for the three months ended March 31, 1998 and 1999, and the related statement of stockholders' equity for the three months ended March 31, 1999 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all normal recurring adjustments necessary for the fair statement of the results of interim periods. The data disclosed in these notes to the consolidated financial statements at such date or for such periods are also unaudited.


3. ACQUISITION OF NU SKIN INTERNATIONAL, INC. ("NSI") AND CERTAIN AFFILIATES

     On March 26, 1998, the Company completed the acquisition (the "NSI Acquisition") of the capital stock of NSI, NSI affiliates in Europe, South America, Australia and New Zealand and certain other NSI affiliates (the "Acquired Entities") for $70.0 million in preferred stock and long-term notes payable to the stockholders of the Acquired Entities (the "NSI Stockholders") totaling approximately $6.2 million. In addition, contingent upon NSI and the Company meeting specific earnings growth targets, the Company may pay up to $25.0 million in cash per year over a four year period to the NSI Stockholders. Also, as part of the NSI Acquisition, the Company assumed approximately $171.3 million in S Distribution Notes and incurred acquisition costs totaling $3.0 million. The net assets acquired totaling $90.4 million include net deferred tax liabilities totaling $7.4 million recorded upon the conversion of the Acquired Entities from S to C corporations. All contingent consideration paid will be accounted for as an adjustment to the purchase price and allocated to the Acquired Entities' assets and liabilities.

     The NSI Acquisition was accounted for by the purchase method of accounting, except for that portion of the Acquired Entities under common control of a group of stockholders, which portion was accounted for in a manner similar to a pooling of interests. The common control group is comprised of the NSI Stockholders who are immediate family members. The minority interest, which represents the ownership interests of the NSI Stockholders who are not immediate family members, was acquired during the NSI Acquisition. Prior to the NSI Acquisition, a portion of the Acquired Entities' net income, capital contributions and distributions (including cash dividends and S Distribution Notes) had been allocated to the minority interest.

     For the portion of the NSI Acquisition accounted for by the purchase method, the Company recorded inventory step-up of $21.6 million and intangible assets of $34.8 million. During 1998, the

                           NU SKIN ENTERPRISES, INC.

inventory step-up was fully amortized and the Company recorded amortization of intangible assets totaling $1.6 million and $0.7 million (unaudited) during 1998 and for the three months ended March 31, 1999, respectively.


     For the portion of the NSI Acquisition accounted for in a manner similar to a pooling of interests, the excess of purchase price paid over the book value of the net assets acquired was recorded as a reduction of stockholders' equity.

     In connection with the restatement of the Company's consolidated financial statements for 1996 and 1997, the portion of the NSI Acquisition and the resulting Preferred Stock issued to the common control group is reflected as if such stock had been issued on the date of the Company's incorporation on September 4, 1996. On May 5, 1998, the stockholders of the Company approved the automatic conversion of the Preferred Stock issued in the NSI Acquisition into 2,986,663 shares of Class A common stock. Under the terms of the NSI Acquisition, the 2,986,663 shares of Class A common stock were adjusted down by 8,504 shares in June 1998.

4. ACQUISITION OF PHARMANEX, INC.

     On October 16, 1998, the Company completed the acquisition of privately-held Generation Health Holdings, Inc., the parent company of Pharmanex, Inc. (the "Pharmanex Acquisition"), for $77.6 million, which consisted of approximately 4.0 million shares of the Company's Class A common stock, including 261,008 shares issuable upon exercise of options assumed by the Company (Note 11). Contingent upon Pharmanex meeting specific revenue and other requirements, approximately 565,000 of the 4.0 million shares are being held in escrow and will be returned to the Company if such requirements are not met within one year from the date of the Pharmanex Acquisition. The contingent shares issued, if any, will be accounted for as an adjustment to the purchase price and allocated to the acquired assets and liabilities. Also, as part of the Pharmanex Acquisition, the Company assumed approximately $34.0 million in liabilities and incurred acquisition costs totaling $1.3 million. The net assets acquired totaling $3.6 million include net deferred tax assets totaling $0.8 million. In connection with the closing of the Pharmanex Acquisition, the Company paid approximately $29.0 million relating to the assumed liabilities.


     The Pharmanex Acquisition was accounted for by the purchase method of accounting. The Company recorded inventory step-up of $3.7 million and intangible assets of $92.4 million. In addition, the Company allocated $13.6 million to purchase in-process research and development based on a discounted cash-flow method reflecting the stage of completion of the related projects. During 1998, the in-process research and development amount was fully written off and the Company recorded amortization of intangible assets totaling $1.3 million and $1.8 million (unaudited) during 1998 and for the three months ended March 31, 1999, respectively, and the Company recorded amortization of inventory step up of $1.0 million (unaudited) for the three months ended March 31, 1999.


     Pro forma results as if the Pharmanex Acquisition had occurred at January 1, 1998 have not been presented because the results are not considered material.

                           NU SKIN ENTERPRISES, INC.

5. RELATED PARTY TRANSACTIONS

Scope of related party activity

     The Company has transactions with affiliated entities that are under common control. The entities are Nu Skin USA, Nu Skin Canada, Nu Skin Mexico and Nu Skin Guatemala. The transactions with these entities are as follows: (1) In addition to selling products to consumers in its geographic territories, the Company sells products and marketing materials to affiliated entities in geographic areas outside those held by the Company (primarily the USA, Canada, Mexico and Guatemala). (2) The Company collects trademark royalty fees on products bearing NSI trademarks and marketed outside the Company's geographic areas that are not purchased from NSI. (3) The Company enters into a distribution agreement with each independent distributor. (4) The Company collects license fees from affiliated entities outside its geographical regions for the right to use the distributors, and for the right to use the Company's distribution system and other related intangibles. (5) The Company operates a global commission plan whereby distributors' commissions are determined by aggregate worldwide purchases made by down-line distributors. Thus, commissions on purchases from the Company earned by distributors located in geographic areas outside those held by the Company are remitted to the Company, which then forwards these commissions to the distributors. (6) The Company collects fees for management and support services provided to affiliated entities outside its geographic areas.


     The purchase prices paid by the affiliated entities for the purchase of product and marketing materials are determined pursuant to the Distribution Agreement between the Company and the affiliated entities. The selling prices to these affiliated entities of products and marketing materials are determined pursuant to the Wholesale Distribution Agreements between the Company and these affiliated entities. Trademark royalty fees and license fees are charged pursuant to the Trademark/ Trade name License Agreement between the Company and these affiliated entities and the Licensing and Sales Agreement between the Company and these affiliated entities, respectively. The independent distributor commission program is managed by the Company. Charges to the affiliated entities are based on a worldwide commission fee of 42% of product revenue which covers commissions paid to distributors on a worldwide basis and the direct costs of administering the global compensation plan. Management and support services fees are billed to the affiliated entities pursuant to the Management Services Agreement between the Company and the affiliated entities and consist of all direct expenses incurred by the Company and indirect expenses allocated to the affiliated entities based on its net sales. The sales revenue, royalties, licenses and management fees charged to the affiliated entities are recorded as revenue in the consolidated statements of income and totaled $68,556,000, $53,135,000 and $72,691,000 for the years ended December 31, 1996, 1997 and
1998, respectively, and $11,213,000 (unaudited) for the three months ended March 31, 1999.


Notes payable to stockholders

     In connection with the Reorganization described in Note 1, the aggregate undistributed taxable S corporation earnings of the Initial Subsidiaries were $86.5 million. These earnings were distributed in the form of promissory notes bearing interest at 6.0% per annum. From proceeds from the Offerings, $15.0 million was used to pay a portion of the notes, and the remaining balance of $71.5 million with the related accrued interest of $1.6 million was paid on April 4, 1997.

                           NU SKIN ENTERPRISES, INC.

     In connection with the NSI Acquisition described in Notes 1 and 3, the Company assumed S Distribution Notes totaling $171.3 million and long-term notes payable to the NSI Stockholders totaling $6.2 million, both bearing interest at 6.0% per annum. These amounts were paid in full, including accrued interest of $3.3 million, during the second quarter of 1998. Prior to the NSI Acquisition, the Acquired Entities paid $2.5 million of the S Distribution Notes, plus accrued interest of $1.8 million.

Certain relationships with stockholder distributors


     Two major stockholders of the Company have been independent distributors for the Company since 1984. These stockholders are partners in an entity which receives substantial commissions from the Company, including commissions relating to sales within the countries in which the Company operates. By agreement, the Company pays commissions to this partnership at the highest level of distributor compensation to allow the stockholders to use their expertise and reputations in network marketing to further develop the Company's distributor force, rather than focusing solely on their own distributor organizations. The commissions paid to this partnership relating to sales within the countries in which the Company operates were $1,200,000, $1,100,000 and $800,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $500,000 (unaudited) for the three months ended March 31, 1999.


Loan to stockholder


     In December 1997, the Company loaned $5.0 million to a non-management stockholder. The loan is secured by 349,406 shares of Class B common stock, and matures in December 2000. Interest accrues at a rate of 6.0% per annum on this loan. The loan may be repaid by transferring to the Company the shares pledged to secure the loan. The loan balance, including accrued interest, totaled $5.0 million and $5.3 million at December 31, 1997 and 1998, respectively, and $5.3 million (unaudited) for the three months ended March 31, 1999.


Contingent payments to stockholders under the NSI Acquisition

     The Company and NSI met specific earnings growth targets for the year ended December 31, 1998 that resulted in $25.0 million of contingent consideration payable to the NSI Stockholders. The contingent consideration is payable in April 1999. In addition, contingent upon NSI and the Company meeting specific earnings growth targets, the Company may pay up to $25.0 million in cash per year over the next three years to the NSI Stockholders.

Lease agreements

     The Company leases corporate office and warehouse space from two affiliated entities. The Company then sub-leases a portion of the corporate office and warehouse space to Nu Skin USA, Inc. and Big Planet, Inc. These lease transactions between the Company and affiliated entities approximate fair market value.

                           NU SKIN ENTERPRISES, INC.

6. PROPERTY AND EQUIPMENT

     Property and equipment are comprised of the following (in thousands):


                                                    DECEMBER 31,
                                                --------------------     MARCH 31,
                                                  1997        1998         1999
                                                --------    --------    -----------
                                                                        (UNAUDITED)
Furniture and fixtures........................  $ 25,587    $ 30,997     $ 30,408
Computers and equipment.......................    36,836      44,267       45,604
Leasehold improvements........................     8,068      13,874       15,709
Vehicles......................................       745       1,153        1,175
                                                --------    --------     --------
                                                  71,236      90,291       92,896
Less: accumulated depreciation................   (44,090)    (48,073)     (50,964)
                                                --------    --------     --------
                                                $ 27,146    $ 42,218     $ 41,932
                                                ========    ========     ========



     Depreciation of property and equipment totaled $8,733,000, $8,060,000 and $11,543,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $3,590,000 (unaudited) for the three months ended March 31, 1999.


7. OTHER ASSETS

     Other assets consist of the following (in thousands):


                                                    DECEMBER 31,
                                                 -------------------     MARCH 31,
                                                  1997        1998         1999
                                                 -------    --------    -----------
                                                                        (UNAUDITED)
Goodwill and intangibles.......................  $ 7,563    $147,246     $150,746
Deposits for noncancelable operating leases....    9,127      10,282       11,027
Distribution rights............................    8,750       8,750        8,752
Deferred taxes.................................   30,399      42,747       43,661
Other..........................................    7,815       6,023        6,339
                                                 -------    --------     --------
                                                  63,654     215,048      220,525
Less: accumulated amortization.................   (2,385)     (5,630)      (8,639)
                                                 -------    --------     --------
                                                 $61,269    $209,418     $211,886
                                                 =======    ========     ========



     The goodwill and intangible assets are being amortized on a straight-line basis over their estimated useful lives ranging from 4 to 20 years. Amortization of goodwill and intangible assets totaled $726,000, $311,000 and $3,248,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $2,514,000 (unaudited) for the three months ended March 31, 1999. The distribution rights asset is being amortized on a straight-line basis over its estimated useful life of 20 years. Amortization of the distribution rights asset totaled $156,000, $438,000 and $438,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $109,000 (unaudited) for the three months ended March 31, 1999.

                           NU SKIN ENTERPRISES, INC.

8. ACCRUED EXPENSES

     Accrued expenses consist of the following (in thousands):


                                                    DECEMBER 31,
                                                --------------------     MARCH 31,
                                                  1997        1998         1999
                                                --------    --------    -----------
                                                                        (UNAUDITED)
Income taxes payable..........................  $ 53,079    $ 40,726     $ 17,688
Accrued commission payments to distributors...    36,289      36,431       41,766
Other taxes payable...........................    16,496      11,646       11,715
Other accruals................................    34,751      43,920       36,925
                                                --------    --------     --------
                                                $140,615    $132,723     $108,094
                                                ========    ========     ========


9. LONG-TERM DEBT


     On May 8, 1998, the Company and its Japanese subsidiary Nu Skin Japan Co., Ltd. entered into a $180.0 million credit facility with a syndicate of financial institutions for which ABN-AMRO, N.V. acted as agent. This unsecured credit facility was used to satisfy Company liabilities which were assumed as part of the NSI Acquisition. The Company borrowed $110.0 million and Nu Skin Japan Co., Ltd. borrowed the Japanese yen equivalent of $70.0 million denominated in local currency. The outstanding balance on the credit facility was $153.3 million at December 31, 1998 and $136.0 million (unaudited) at March 31, 1999.



     The U.S. portion of the credit facility bears interest at either a base rate as specified in the credit facility or the London Inter-Bank Offer Rate plus an applicable margin, in the borrower's discretion. The Japanese portion of the credit facility bears interest at either a base rate as specified in the credit facility or the Tokyo Inter-Bank Offer Rate plus an applicable margin, in the borrower's discretion. The maturity date for the credit facility is three years from the borrowing date, with a possible extension of the maturity date upon approval of the then outstanding lenders. Interest expense on the credit facility totaled $4.7 million for the year ended December 31, 1998, and $1.5 million (unaudited) for the three months ended March 31, 1999.



     The credit facility contains other terms and conditions and affirmative and negative financial covenants customary for credit facilities of this type. As of December 31, 1998 and at March 31, 1999 (unaudited), the Company has continued to comply with all financial covenants under the credit facility.



     During 1998, the Company entered into a $10.0 million revolving credit agreement with ABN-AMRO, N.V. Advances are available under the agreement through May 18, 1999. There were no outstanding balances under the credit facility at December 31, 1998 and at March 31, 1999 (unaudited).

                           NU SKIN ENTERPRISES, INC.

     Maturities of long-term debt at December 31, 1998 are as follows (in thousands):

           YEAR ENDING DECEMBER 31,
           ------------------------
     1999.....................................  $ 14,545
     2000.....................................    53,359
     2001.....................................    85,375
                                                --------
     Total....................................  $153,279
                                                ========


10. LEASE OBLIGATIONS


     The Company leases office space and computer hardware under noncancelable long-term operating leases. Most leases include renewal options of up to three years. Minimum future operating lease obligations at December 31, 1998 are as follows (in thousands):

           YEAR ENDING DECEMBER 31,
           ------------------------
     1999......................................  $ 8,882
     2000......................................    6,821
     2001......................................    5,185
     2002......................................    5,017
     2003......................................    3,685
                                                 -------
     Total minimum lease payments..............  $29,590
                                                 =======


     Rental expense for operating leases totaled $12,558,000, $15,518,000 and $15,969,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $3,991,000 (unaudited) for the three months ended March 31, 1999.



11. STOCKHOLDERS' EQUITY


     The Company's capital stock consists of Preferred Stock, Class A common stock and Class B common stock. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions, as follows: (1) each share of Class A common stock entitles the holder to one vote on matters submitted to a vote of the Company's stockholders and each share of Class B common stock entitles the holder to ten votes on each such matter; (2) stock dividends of Class A common stock may be paid only to holders of Class A common stock and stock dividends of Class B common stock may be paid only to holders of Class B common stock; (3) if a holder of Class B common stock transfers such shares to a person other than a permitted transferee, as defined in the Company's Certificate of Incorporation, such shares will be converted automatically into shares of Class A common stock; and (4) Class A common stock has no conversion rights; however, each share of Class B common stock is convertible into one share of Class A common stock, in whole or in part, at any time at the option of the holder.

EQUITY INCENTIVE PLANS

     Effective November 21, 1996, the Company implemented a one-time distributor equity incentive program. This program provided for grants of options to selected distributors for the purchase of

                           NU SKIN ENTERPRISES, INC.

1,605,000 shares of the Company's previously issued Class A common stock. The number of options each distributor ultimately received was based on their performance and productivity through August 31, 1997. The options are exercisable at a price of $5.75 per share and vested on December 31, 1997. The related compensation expense was deferred in the Company's financial statements and was expensed to the statement of income as distributor stock expense ratably through December 31, 1997. As of December 31, 1998, 392,417 of the 1,605,000 stock options had been exercised.

     The Company recorded compensation expense using the fair value method prescribed by SFAS 123 based upon the best available estimate of the number of shares that were expected to be issued to each distributor at the measurement date, revised as necessary if subsequent information indicated that actual forfeitures were likely to differ from initial estimates. Any options forfeited were reallocated and resulted in an additional compensation charge.

     As a part of this program, 600,000 options were sold to affiliated entities at fair value in exchange for notes receivable totaling $12,351,000. As the number of distributor stock options to be issued to each distributor was revised through August 31, 1997, the options allocated to the affiliated entities were adjusted to 480,000 and the notes receivable were adjusted to $9,115,000. The affiliated entities are repaying these notes as distributors exercise their options. The notes receivable balance totaled $9,115,000 and $6,251,000 as of December 31, 1997 and 1998, respectively.

     Prior to the Offerings, the Company's stockholders contributed 1,250,000 shares of the Company's Class A common stock to the Company and other affiliated entities held by them for issuance to employees of the Company and other affiliated entities as a part of an employee equity incentive plan. Equity incentives granted or awarded under this plan will vest over four years. Compensation expense related to equity incentives granted to employees of the Company and other Nu Skin entities who perform services on behalf of the Company will be recognized by the Company ratably over the vesting period.

     Approximately 743,000 of the 1,250,000 shares were contributed to affiliated entities and the remaining 507,000 shares were contributed to the Company. In November 1996, the Company granted 462,791 shares to certain employees. The Company has recorded deferred compensation expense of $10,773,000 related to these stock awards and is recognizing such expense ratably over the vesting period. As of December 31, 1998, 217,606 of the stock awards had vested and 16,970 of the stock awards had been forfeited.

1996 Stock Incentive Plan

     During the year ended December 31, 1996, the Company's Board of Directors adopted the Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan (the "1996 Stock Incentive Plan"). The 1996 Stock Incentive Plan provides for granting of stock awards and options to purchase common stock to executives, other employees, independent consultants and directors of the Company and its Subsidiaries. A total of 7,500,000 shares of Class A common stock have been reserved for issuance under the 1996 Stock Incentive Plan.

     In 1996, the Company granted stock awards to certain employees for an aggregate of 109,000 shares of Class A common stock and in 1997 the Company granted additional stock awards to certain employees and directors in the amount of 55,459 shares of Class A common stock. The Company has recorded deferred compensation expense of $3,780,000 related to these stock awards and is

                           NU SKIN ENTERPRISES, INC.

recognizing such expense ratably over the vesting period. As of December 31, 1998, 83,463 of the stock awards had vested and 34,378 of the stock awards had been forfeited.

     In 1997, the Company granted options to purchase 298,500 shares of Class A common stock to certain employees and directors pursuant to the 1996 Stock Incentive Plan. Of the 298,500 options granted, 30,000 options vested in May 1997 and 265,500 options vest ratably over a period of four years. All options granted in 1997 will expire ten years from the date of grant. The exercise price of the options was set at $20.88 per share. The Company has recorded deferred compensation expense of $578,000 related to the options and is recognizing such expense ratably over the vesting periods. As of December 31, 1998, none of these 298,500 stock options had been exercised.

     During 1998, the Company granted options to purchase 507,500 shares of Class A common stock to certain employees and directors of the Company pursuant to the 1996 Stock Incentive Plan. Of the 507,500 options granted, 500,000 options vest ratably over a period of four years and expire ten years from the date of grant and 7,500 vest in one year from the date of grant and expire in ten years or six months after termination from service as a director. The exercise price of the 500,000 options was set at $13.91 per share and the exercise price of the 7,500 options was set at $28.50 per share. No compensation expense has been recorded related to these options. As of December 31, 1998, none of these 507,500 stock options had been exercised.

     Additionally in 1998, the Company granted options to purchase 1,080,000 shares of Class A common stock to certain employees pursuant to the 1996 Stock Incentive Plan. All of the 1,080,000 options vest seven years from the date of grant and expire ten years from the date of grant. Subject to the Company meeting certain revenue and profitability benchmarks, the vesting of these options may be accelerated over the three-year period ended December 31, 2001. The exercise price of the options was set at $17.00 per share. No compensation expense has been recorded related to these options. As of December 31, 1998, none of these 1,080,000 stock options had been exercised.

Generation Health Holdings, Inc. 1996 Stock Option Plan

     In connection with the Pharmanex Acquisition (Note 4), the Company assumed the Generation Health Holdings, Inc. 1996 Stock Option Plan. Under this plan, the Company assumed options to purchase 261,008 shares of Class A common stock granted to certain employees of Pharmanex. In accordance with the terms of the plan, 173,785 of these options vested immediately due to the involuntary termination of certain employees. The value of these vested options was included as an acquisition cost in the Pharmanex Acquisition. The remaining 87,223 options vest ratably over periods ranging from 1 to 5 years. The exercise prices of the options range from $.92 to $10.03 per share. The Company has recorded deferred compensation expense of $859,000 related to the 87,223 unvested options and is recognizing such expense ratably over the vesting periods. As of December 31, 1998, 1,863 of these 261,008 stock options had been exercised.

SFAS 123 pro forma disclosures

     The Company's pro forma net income would have been $118,413,000 and $103,023,000 for the years ended December 31, 1997 and 1998, respectively, if compensation expense had been measured under the fair value method prescribed by SFAS 123. The Company's pro forma basic and diluted net income per share for the year ended December 31, 1997 would not have changed had compensation expense been measured under the fair value method. The Company's pro forma basic

                           NU SKIN ENTERPRISES, INC.

and diluted net income per share for the year ended December 31, 1998 would have been $1.21 and $1.18, respectively, had compensation expense been measured under the fair value method.

     The fair value of the options granted during 1997 was estimated at $10.55 per share as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; expected life of 4 years; expected volatility of 46%; and expected dividend yield of 0%.

     The fair values of the options granted during 1998 ranged from $13.51 to $22.16 per share, and were estimated as of the dates of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.5%; expected life of 2 to 4 years; expected volatility of 48%; and expected dividend yield of 0%.

Weighted average common shares outstanding

     The following is a reconciliation of the weighted average common shares outstanding for purposes of computing basic and diluted net income per share (in thousands):


                                                                                    THREE MONTHS
                                                                                        ENDED
                                                        YEAR ENDED DECEMBER 31,       MARCH 31,
                                                        ------------------------   ---------------
                                                         1996     1997     1998     1998     1999
                                                        ------   ------   ------   ------   ------
                                                                                     (UNAUDITED)
Basic weighted average common shares outstanding....    79,194   83,331   84,894   82,004   87,706
Effect of dilutive securities:
  Stock awards and options..........................     3,807    3,981    2,124    4,312    1,469
                                                        ------   ------   ------   ------   ------
Diluted weighted average common shares
  outstanding.......................................    83,001   87,312   87,018   86,316   89,175
                                                        ======   ======   ======   ======   ======


Repurchase of common stock

     In December 1997, the Company repurchased 1,415,916 shares of Class A common stock from certain original stockholders for an aggregate price of approximately $20.3 million. Such shares were converted from Class B common stock to Class A common stock prior to or upon purchase, and were repurchased in connection with the entering into of an amended and restated stockholders agreement by the original stockholders providing for, among other things, a one-year extension of the original lock-up provisions applicable to such original stockholders.


     During 1998, the Board of Directors authorized the Company to repurchase up to $20.0 million of the Company's outstanding shares of Class A common stock. As of December 31, 1998, the Company had repurchased 917,254 shares for an aggregate price of approximately $10.5 million. As of March 31, 1999, the Company had repurchased 997,954 shares for an aggregate price of approximately $12.2 million (unaudited).


Conversion of common stock

     In December 1998, the holders of the Class B common stock converted 15.0 million shares of Class B common stock to Class A common stock.

                           NU SKIN ENTERPRISES, INC.

12. INCOME TAXES


     Consolidated income before provision for income taxes consists of income earned primarily from international operations. The provision for current and deferred taxes for the years ended December 31, 1996, 1997 and 1998 consists of the following (in thousands):

                                                           1996        1997        1998
                                                         --------    --------    --------
Current
  Federal..............................................  $    331    $  3,332    $  3,695
  State................................................        32         124       3,580
  Foreign..............................................    56,929      76,553      72,317
                                                         --------    --------    --------
                                                           57,292      80,009      79,592
Deferred
  Federal..............................................    (1,929)    (24,317)    (10,712)
  State................................................        --         (30)        (48)
  Foreign..............................................    (2,398)         45         947
  Change in tax status.................................    (3,439)         --      (6,939)
                                                         --------    --------    --------
  Provision for income taxes...........................  $ 49,526    $ 55,707    $ 62,840
                                                         ========    ========    ========

     Prior to the Company's Reorganization and the NSI Acquisition described in
Note 1, the Subsidiaries elected to be taxed as S corporations whereby the income tax effects of the Subsidiaries' activities accrued directly to their stockholders; therefore, adoption of SFAS 109 required no establishment of deferred income taxes since no material differences between financial reporting and tax bases of assets and liabilities existed. Concurrent with the Company's Reorganization and the NSI Acquisition, the Company terminated the S corporation elections of its Subsidiaries. As a result, deferred income taxes under the provisions of SFAS 109 were established.

                           NU SKIN ENTERPRISES, INC.

     The principal components of deferred tax assets are as follows (in thousands):

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1998
                                                              ------------   ------------
Deferred tax assets:
  Inventory reserve.........................................    $  1,773       $  5,195
  Foreign tax credit........................................      19,268         33,969
  Distributor stock options and employee stock awards.......       6,992          6,020
  Capitalized legal and professional........................          --          5,990
  Accrued expenses not deductible until paid................       7,002         10,144
  Withholding tax...........................................       5,692          7,291
  Minimum tax credit........................................       3,555            869
  Net operating losses......................................          --         12,621
                                                                --------       --------
     Total deferred tax assets..............................      44,282         82,099
                                                                --------       --------
Deferred tax liabilities:
  Withholding tax...........................................       5,692          8,871
  Exchange gains and losses.................................       1,679          3,032
  NSI inventory step-up.....................................          --         11,176
  Pharmanex intangibles step-up.............................          --         11,445
  Other.....................................................         143          1,520
                                                                --------       --------
     Total deferred tax liabilities.........................       7,514         36,044
                                                                --------       --------
Valuation allowance.........................................      (4,700)       (12,166)
                                                                --------       --------
Deferred taxes, net.........................................    $ 32,068       $ 33,889
                                                                ========       ========

     The valuation allowance primarily represents a reserve against a portion of the deferred tax asset related to foreign tax credits.

     The consolidated statements of income include a pro forma presentation for income taxes, including the effect on minority interest, which would have been recorded if the Company's Subsidiaries had been taxed as C corporations for all periods presented. A reconciliation of the Company's pro forma effective tax rate for the years ended December 31, 1996, 1997 and 1998 compared to the statutory U.S. Federal tax rate is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1997     1998
                                                              -----    -----    -----
Income taxes at statutory rate..............................  35.00%   35.00%   35.00%
Foreign tax credit limitation (benefit).....................     --     2.41     4.40
Cumulative effect of change in tax status...................     --       --    (4.09)
Pharmanex in-process research and development...............     --       --     2.80
Non-deductible expenses.....................................    .75      .15      .83
Other.......................................................   1.26      .42    (1.94)
                                                              -----    -----    -----
                                                              37.01%   37.98%   37.00%
                                                              =====    =====    =====

                           NU SKIN ENTERPRISES, INC.

13. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) defined contribution plan which permits participating employees to defer up to a maximum of 15% of their compensation, subject to limitations established by the Internal Revenue Code. Employees who work a minimum of 1,000 hours per year, who have completed at least one year of service and who are 21 years of age or older are qualified to participate in the plan. The Company matches 100% of the first 2% and 50% of the next 2% of each participant's contributions to the plan. Participant contributions are immediately vested. Company contributions vest based on the participant's years of service at 25% per year over four years. The Company's contribution totaled $454,000, $647,000 and $829,000 for the years ended December 31, 1996, 1997 and
1998, respectively.

14. DERIVATIVE FINANCIAL INSTRUMENTS

     The Company's Subsidiaries enter into significant transactions with each other and third parties which may not be denominated in the respective Subsidiaries' functional currencies. The Company seeks to reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency exchange contracts and through certain intercompany loans of foreign currency. The Company does not use such derivative financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to reduce the impact of foreign exchange fluctuations on the Company's operating results. Gains and losses on foreign currency forward contracts and certain intercompany loans of foreign currency are recorded as other income and expense in the consolidated statements of income.


     At December 31, 1997 and 1998, the Company held foreign currency forward contracts with notional amounts totaling approximately $51.0 million and $46.3 million, respectively, and approximately $53.5 million (unaudited) at March 31, 1999, to hedge foreign currency items. These contracts do not qualify as hedging transactions and, accordingly, have been marked to market. The net gains on foreign currency forward contracts were $5.6 million and $2.6 million for the years ended December 31, 1997 and 1998, respectively, and $2.5 million (unaudited) for the three months ended March 31, 1999. There were no significant gains or losses on foreign currency forward contracts for the year ended December 31, 1996. These contracts at December 31, 1998 have maturities through July 1999. These contracts at March 31, 1999 have maturities through September 1999 (unaudited).



     At December 31, 1997 and 1998, the intercompany loan from Nu Skin Japan to Nu Skin Hong Kong totaled approximately $92.5 million and $57.3 million, respectively, and $55.0 million (unaudited) for the three months ended March 31, 1999. The Company recorded exchange gains totaling $7.8 million and $2.2 million resulting from this intercompany loan for the years ended December 31, 1997 and 1998, respectively, and $0.8 million (unaudited) for the three months ended March 31, 1999.



     At December 31, 1998, the intercompany loan from Nu Skin Japan to the Company totaled approximately $82.0 million and $78.2 million (unaudited) at March 31, 1999. The Company recorded exchange gains totaling $2.8 million resulting from this intercompany loan for the year ended December 31, 1998. There were no exchange gains or losses resulting from this intercompany loan for the three months ended March 31, 1999 (unaudited). There was no loan at December 31, 1997 from Nu Skin Japan to the Company.

                           NU SKIN ENTERPRISES, INC.

15. SUPPLEMENTAL CASH FLOW INFORMATION


     Cash paid for interest totaled $84,000, $251,000 and $3,731,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $3,290,000 (unaudited) for the three months ended March 31, 1999. Cash paid for income taxes totaled $18,133,000, $73,905,000 and $77,271,000 for the years ended
December 31, 1996, 1997 and 1998, respectively, and $38,874,000 (unaudited) for the three months ended March 31, 1999.


Noncash investing and financing activities

     For the year ended December 31, 1996, noncash investing and financing activities were as follows: (1) $86.5 million distribution to the stockholders of the Initial Subsidiaries (Note 1). (2) $1.2 million of additional paid-in capital contributed by the stockholders of the Initial Subsidiaries in exchange for shares of Class B common stock in connection with the termination of the Initial Subsidiaries' S corporation status. (3) $33.0 million of additional paid-in capital and $20.7 million of deferred compensation recorded related to the issuance of 1,605,000 options to distributors to purchase shares of Class A common stock. 600,000 of these options were sold to affiliated entities in exchange for notes receivable totaling $12.4 million (Note 11).

     For the year ended December 31, 1997, noncash investing and financing activities were as follows: (1) $87.1 million distribution to the stockholders of the Acquired Entities (Note 1). (2) Adjustment to the distributor stock options to reallocate 120,000 options initially allocated to affiliated entities and a related reduction in the notes receivable of $3.2 million (Note 11).

     For the year ended December 31, 1998, noncash investing and financing activities were as follows: (1) $37.6 million distribution to the stockholders of the Acquired Entities (Note 1). (2) Purchase of Acquired Entities for $70.0 million in Preferred Stock and $6.2 million in long-term notes payable. Net assets acquired totaled $90.4 million and assumed liabilities totaled $171.3 (Note 3). (3) $25.0 million in contingent consideration issued to the NSI Stockholders. $8.8 million of the contingent payment was recorded as an increase in intangible assets and $16.2 million of the contingent payment was recorded as a reduction of stockholders' equity (Notes 3 and 5). (4) Purchase of Pharmanex for $77.6 million in Class A common stock and $0.2 million in cash. Net assets acquired totaled $3.6 million and assumed liabilities totaled $34.0 million (Note 4).

16. SEGMENT INFORMATION

     During 1998, the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information. As described in Note 1, the Company's operations throughout the world are divided into three reportable segments: North Asia, Southeast Asia and Other Markets. Segment data includes intersegment revenue, intersegment profit and operating expenses and intersegment receivables and payables. The Company

                           NU SKIN ENTERPRISES, INC.

evaluates the performance of its segments based on operating income. Information as to the operations of the Company in each of the three segments is set forth below (in thousands):


                                                                      THREE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,              MARCH 31,
                                 ---------------------------------   ---------------------
                                   1996        1997        1998        1998        1999
                                 ---------   ---------   ---------   ---------   ---------
                                                                          (UNAUDITED)
REVENUE
North Asia.....................  $ 502,381   $ 673,582   $ 665,523   $ 157,073   $ 173,048
Southeast Asia.................    336,783     412,524     320,606      84,821      67,781
Other Markets..................    266,368     314,048     294,947      71,987      67,401
Eliminations...................   (343,894)   (446,732)   (367,582)    (86,018)    (74,479)
                                 ---------   ---------   ---------   ---------   ---------
          Totals...............  $ 761,638   $ 953,422   $ 913,494   $ 227,863   $ 233,751
                                 =========   =========   =========   =========   =========



                                                                      THREE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,              MARCH 31,
                                 ---------------------------------   ---------------------
                                   1996        1997        1998        1998        1999
                                 ---------   ---------   ---------   ---------   ---------
                                                                          (UNAUDITED)
OPERATING INCOME
North Asia.....................  $  88,347   $ 117,302   $  89,075   $  33,042   $  28,120
Southeast Asia.................     52,224      46,195      19,385       6,926       8,732
Other Markets..................      4,134      19,684      46,994       1,332       4,371
Eliminations...................     (7,538)     (2,961)        785       9,676       5,857
                                 ---------   ---------   ---------   ---------   ---------
          Totals...............  $ 137,167   $ 180,220   $ 156,239   $  50,976   $  47,080
                                 =========   =========   =========   =========   =========



                                                       DECEMBER 31,
                                                   --------------------    MARCH 31,
                                                     1997       1998         1999
                                                   --------   ---------   -----------
                                                                          (UNAUDITED)
TOTAL ASSETS
North Asia.......................................  $104,488   $ 167,867    $ 120,482
Southeast Asia...................................   176,570     110,518       97,776
Other Markets....................................   211,663     500,299      464,766
Eliminations.....................................   (87,717)   (172,251)    (107,274)
                                                   --------   ---------    ---------
          Totals.................................  $405,004   $ 606,433    $ 575,750
                                                   ========   =========    =========


     Information as to the Company's operation in different geographical areas is set forth below (in thousands):

Revenue


     Revenue from the Company's operations in Japan totaled $380,044, $599,375 and $654,168 for the years ended December 31, 1996, 1997 and 1998, respectively, and $169,630 (unaudited) for the three months ended March 31, 1999. Revenue from the Company's operations in Taiwan totaled $154,564, $168,568 and $119,511 for the years ended December 31, 1996, 1997 and 1998, respectively, and $28,007 (unaudited) for the three months ended March 31, 1999. Revenue from the Company's operations in the United States (which includes intercompany revenue) totaled $252,111, $301,217 and $280,115 for the years ended December 31, 1996, 1997 and 1998, respectively, and $63,143 (unaudited) for the three months ended March 31, 1999.

                           NU SKIN ENTERPRISES, INC.

Long-lived assets


     Long-lived assets in Japan were $11,001 and $20,242 as of December 31, 1997 and 1998, respectively, and $21,490 (unaudited) as of March 31, 1999. Long-lived assets in Taiwan were $3,087 and $2,466 as of December 31, 1997 and 1998, respectively, and $2,421 (unaudited) as of March 31, 1999. Long-lived assets in the United States were $55,557 and $213,856 as of December 31, 1997 and 1998, respectively, and $215,659 (unaudited) as of March 31, 1999.


17. COMMITMENTS AND CONTINGENCIES

     The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising and to the Company's direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax authorities. These tax authorities regulate and restrict various corporate transactions, including intercompany transfers. The Company believes that the tax authorities in Japan and South Korea are particularly active in challenging the tax structures and intercompany transfers of foreign corporations. Any assertions or determination that either the Company, or the Company's distributors is not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company's operations. In addition, in any country or jurisdiction, the adoption of new statutes, laws, rules or regulations or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

18. SUBSEQUENT EVENTS


     In February 1999, the Company announced its intent to acquire Big Planet, Inc., selected assets of Nu Skin USA, Inc. and the Company's remaining affiliates in Canada, Mexico and Guatemala for approximately $40.0 million in cash, $14.5 million in a three-year note and the assumption of certain liabilities. The selected assets to be acquired from Nu Skin USA, Inc. include approximately 620,000 shares of the Company's Class A common stock (Note 11). The Company anticipates closing the acquisition of Big Planet, Inc. and the Company's remaining affiliates in Canada, Mexico and Guatemala within 90 days. On March 8, 1999, NSI terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA, Inc. and paid Nu Skin USA, Inc. a $10.0 million (unaudited) termination fee. Also, on that same date, through a newly formed wholly-owned subsidiary, the Company acquired selected assets of Nu Skin USA, Inc. and assumed approximately $8.0 million (unaudited) of Nu Skin USA, Inc. liabilities.



     The acquisition of the selected assets and assumption of liabilities and the termination of these agreements relating to Nu Skin USA, Inc. has been recorded for the consideration paid, except for that portion of Nu Skin USA, Inc. which is under common control of a group of stockholders, which portion will be recorded at predecessor basis.


     The acquisition of Big Planet, Inc. is expected to be accounted for by the purchase method of accounting. The acquisition of the Company's remaining affiliates in Canada, Mexico and Guatemala will be recorded for the consideration paid, except for the portion of these affiliates under common control of a group of stockholders, which portion will be at the predecessor basis.

                       [INSIDE BACK COVER OF PROSPECTUS.]

     [Moving clockwise beginning on the top left corner of the page, a picture of a man and a woman using a laptop computer together; a picture of a research scientist looking into a microscope surrounded by other laboratory equipment; a picture of a woman holding a Nu Skin Personal Care product; a picture of a man and a woman discussing Pharmanex products in the setting of a pharmacy; stylized picture of the earth and a finger pressing a button; and a picture of various Nu Skin Personal Care products.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               10,000,000 SHARES

                                      LOGO

                              CLASS A COMMON STOCK

                            -----------------------

                              P R O S P E C T U S

                            -----------------------



                                          , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of the issuance and distribution are as follows:


SEC Registration Fee........................................  $ 59,720
NASD Fee....................................................    21,982
NYSE Listing Fee............................................    38,500*
Printing and Engraving Expenses.............................   150,000*
Accounting Fees and Expenses................................   100,000*
Legal Fees and Expenses.....................................   220,000*
Blue Sky Fees and Expenses..................................     5,000*
Transfer Agent's Fees and Expenses..........................    18,500*
Miscellaneous Expenses......................................    30,000*
                                                              --------
  Total.....................................................  $643,702+
                                                              ========


-------------------------
* Estimated expense.

+ Payable 10% by the Company and 90% by certain selling stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 10 of the Company's Certificate of Incorporation and Article 5 of the Company's Bylaws require indemnification to the fullest extent permitted by
Section 145 of the Delaware General Corporation Law. Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with specified actions, suits or proceedings, whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Indemnification provided by or granted pursuant to Section 145 of the DGCL is not exclusive of other indemnification that may be granted by a corporation's bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise. Article 5 of the Company's Bylaws provides for indemnification consistent with the requirements of Section 145 of the DGCL.

     Section 145 of the DGCL also permits a corporation to purchase and maintain insurance on behalf of directors and officers. Article 5 of the Company's Bylaws permits it to purchase such insurance on behalf of its directors and officers.

     Article 7 of the Company's Certificate of Incorporation provides for, to the fullest extent permitted by the DGCL, elimination or limitation of liability of directors to the Company or its stockholders for breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any breach of a director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve international misconduct or a knowing violation of law; (iii) for improper payment of dividends or redemptions of shares; or (iv) for any transaction from which the director derives an improper personal benefit.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 **1.1   Form of Purchase Agreement
  +2.1   Agreement and Plan of Merger and Reorganization dated May 3,
         1999 by and among Nu Skin Enterprises, Inc., Big Planet
         Holdings, Inc., Big Planet, Inc., Nu Skin USA, Inc., Richard
         W. King, Kevin Doman and Nathan W. Ricks
  *4.1   Specimen Form of Stock Certificate for Class A Common Stock
  *4.2   Amended and Restated Certificate of Incorporation of Nu Skin
         Enterprises, Inc.
  +5.1   Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P. regarding legality of the securities covered by this Registration
         Statement
 +10.1   Promissory Note dated April 1, 1999 issued by Big Planet,
         Inc. to Nu Skin Enterprises, Inc. in the amount of
         $7,500,000
 +10.2   Stock Pledge Agreement dated April 1, 1999 by and between Nu
         Skin USA, Inc. and Nu Skin Enterprises, Inc.
 +10.3   Form of Amendment No. 2 to Amended and Restated Stockholders
         Agreement dated May 12, 1999 by and among Nu Skin
         Enterprises, Inc. and certain of its stockholders
  23.1   Consent of PricewaterhouseCoopers LLP, independent
         accountants
  23.2   Consent of Grant Thornton LLP, independent accountants
 +23.3   Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in legal opinion -- see Exhibit 5.1)
 +24     Power of Attorney
 +99.1   Report of Grant Thornton LLP, independent accountants


-------------------------

 * Filed previously as Exhibit 4.1 and 3.1 to the Form S-1 filed on September 16, 1996 (Registration No. 333-12073) and incorporated herein by reference.


** To be filed by amendment.


 + Filed previously.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) of
     94) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Provo, State of Utah, on August 13, 1999.


                                      NU SKIN ENTERPRISES, INC.

                                      By: /s/ STEVEN J. LUND
                                         ---------------------------------------
                                          Steven J. Lund
                                      Its: Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement on Form S-3 has been signed below on August 13, 1999 by the following persons in the capacities indicated.



                  SIGNATURE                                    TITLE                       DATE
                  ---------                                    -----                       ----

*                                                      Chairman of the Board           August 13, 1999
---------------------------------------------               of Directors
Blake M. Roney

/s/ STEVEN J. LUND                             President and Chief Executive Officer   August 13, 1999
---------------------------------------------    and Director (Principal Executive
Steven J. Lund                                                Officer)

*                                                Chief Financial Officer (Principal    August 13, 1999
---------------------------------------------    Financial and Accounting Officer)
Corey B. Lindley

*                                                             Director                 August 13, 1999
---------------------------------------------
Sandra N. Tillotson

*                                                             Director                 August 13, 1999
---------------------------------------------
Brooke B. Roney

*                                                             Director                 August 13, 1999
---------------------------------------------
Keith R. Halls

*                                                             Director                 August 13, 1999
---------------------------------------------
Max L. Pinegar

*                                                             Director                 August 13, 1999
---------------------------------------------
E.J. "Jake" Garn

                  SIGNATURE                                    TITLE                       DATE
                  ---------                                    -----                       ----
*                                                             Director                 August 13, 1999
---------------------------------------------
Paula Hawkins

*                                                             Director                 August 13, 1999
---------------------------------------------
Daniel W. Campbell

                                                              Director                 August 13, 1999
---------------------------------------------
Andrew D. Lipman

*By: /s/ STEVEN J. LUND
---------------------------------------------
     Steven J. Lund
     Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT                                                                  PAGE
NUMBER                        EXHIBIT DESCRIPTION                       NUMBER
-------                       -------------------                       ------
 **1.1    Form of Purchase Agreement..................................
  +2.1    Agreement and Plan of Merger and Reorganization dated May 3,
          1999 by and among Nu Skin Enterprises, Inc., Big Planet
          Holdings, Inc., Big Planet, Inc., Nu Skin USA, Inc., Richard
          W. King, Kevin Doman and Nathan W. Ricks....................
  *4.1    Specimen Form of Stock Certificate for Class A Common
          Stock.......................................................
  *4.2    Amended and Restated Certificate of Incorporation of Nu Skin
          Enterprises, Inc.
  +5.1    Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P. regarding legality of the securities covered by this Registration
          Statement...................................................
 +10.1    Promissory Note dated April 1, 1999 issued by Big Planet,
          Inc. to Nu Skin Enterprises, Inc. in the amount of
          $7,500,000..................................................
 +10.2    Stock Pledge Agreement dated April 1, 1999 by and between Nu skin USA, Inc. and Nu Skin Enterprises, Inc.................
 +10.3    Form of Amendment No. 2 to Amended and Restated Stockholders
          Agreement dated May 12, 1999 by and among Nu Skin
          Enterprises, Inc. and certain of its stockholders...........
  23.1    Consent of PricewaterhouseCoopers LLP, independent
          accountants.................................................
  23.2    Consent of Grant Thornton LLP, independent accountants......
 +23.3    Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in legal opinion -- see Exhibit 5.1)........................
    24    Power of Attorney...........................................
 +99.1    Report of Grant Thornton LLP, independent accountants


-------------------------

 * Filed previously as Exhibits 4.1 and 3.1 to Form S-1 filed on September 16, 1996 (Registration No. 333-12073) and incorporated herein by reference.

** To be filed by amendment.


 + Filed previously.